

2022 ANNUAL REPORT

Standing Strong Since 1887

FINANCIAL HIGHLIGHTS



($ in Millions)

2018	2019	2020	2021	2022
$179.9	$174.1	$217.0	$256.0	$328.5
$56.0	$54.0	$65.0	$100.5	$149.6

COMMERCIAL LOAN COMPOSITION

Owner Occupied Commercial Real Estate

Commercial & Industrial *(Excludes PPP)*



($ in Billions)

2018	2019	2020	2021	2022
$3.2	$3.4	$3.8	$3.8	$4.2

LOANS HELD FOR INVESTMENT



($ in Billions)

2018	2019	2020	2021	2022
$0.85	$0.96	$1.60	$2.01	$1.98

TRANSACTION ACCOUNT DEPOSITS

$0.52
Cash Dividend Per Share

$1.32
Diluted Earnings Per Share

46.3%
Efficiency Ratio

12.65%
Community Bank Leverage Ratio

DEAR FELLOW STOCKHOLDER,

Northfield Bancorp celebrated its 15th Anniversary as a publicly traded company in November of 2022. Our journey began in 1887 proudly serving our community, and through our strength and stability we continue to deliver our locally grown approach to community banking.

I am pleased to announce strong financial results for 2022. We reported diluted earnings per share of $1.32 and a $2.7 million increase in net interest income, which was driven by an increase in interest-earning average assets as well as the yield we earn on those assets, while effectively managing our cost of funds. While environments change, Northfield Bancorp's long-standing commitment to a conservative operating model and strong risk management practices continues to ensure we meet the financial needs of the communities we serve.

We continue to diversify our loan portfolio with a focus on Commercial & Industrial, Home Equity, Small Business, and Small Business Administration lending. Our strong capital and liquidity combined with our go to market business development, lending and branch teams resulted in total loans increasing $437 million, or 11.5% compared to 2021.

Our value proposition is our people, products and services. With the elimination or reduction in several COVID-19 related government programs, significant increases in market interest rates, and actions by the Federal Reserve to fight inflation we made a strategic

decision to selectively compete for deposits and chose other more cost-effective funding sources to better maintain overall profitability. We maintain significant sources of liquidity and our branch and business development teams will continue to focus on developing core deposit and lending relationships, while we manage the pricing of both our assets and funding liabilities.

We continue to invest in and enhance our products and services to both our business and retail customers. In the fourth quarter of 2022, we introduced Convenience Checking, a low-cost checking option for consumers. Convenience Checking is nationally certified to meet the Bank On National Account Standards, which ensures all members of our communities have access to an affordable checking account. Providing value to our customers is a strategic imperative, and in February 2023, consumer checking accountholders no longer pay a returned item fee if Northfield does not pay a check or electronic item because of insufficient or uncollected funds in their account.

We will also soon be launching a commercial banking account analysis product for businesses that require a higher level of cash management and transaction-processing services. This product will assist us in attracting larger and more complex commercial relationships and provide a new source of fee income.

In the second quarter of 2023, we expect to introduce Northfield-branded credit cards for consumers and businesses. These credit cards have highly attractive rewards and features. They will give our customers the ability to receive the same high level of service for their credit card accounts they have come to expect from Northfield.

Technology is critical to our success. While some technological advances are highly visible, some of the most important updates are behind the scenes to improve the way we operate. We recently introduced a new workflow tool that automates and streamlines our internal processes and improve efficiencies of day-to-day tasks. We are also working to transform and automate our commercial loan origination, underwriting, and periodic review processes to provide a seamless experience for both borrowers and Northfield team members.

At Northfield, ESG *matters*. We understand the importance of Environmental, Social, and Governance actions and are committed to having a positive impact on our company and our communities. In 2022, we focused on a number of key areas, including enhancing governance and structure, investment and lending to low-to-moderate income individuals or projects that support low-to-moderate income individuals, financial literacy in our communities and developing a climate assessment framework to ensure we properly assess the financial risks to Northfield associated with climate change.

Our Environmental, Diversity, Equity, and Inclusion, and Community Reinvestment working groups have led the way with Northfield's ESG initiatives, including cleaning beaches, providing eco-friendly household products, hosting clothing and food drives, and educating both employees and customers. Additionally, our Climate Risk Working Group has begun the assessment of climate risk on our company. I encourage you to learn more about our ESG initiatives detailed in this Annual Report.

Northfield Bank and the Northfield Bank Foundation continue to support community programs and non-profit organizations. The Foundation has surpassed $10 million in grants since its inception. In 2022, Northfield Bank partnered with organizations such as Junior Achievement, the Staten Island Economic Development Corporation, and the UCEDC of New Jersey to provide education and guidance to consumers and businesses on financial literacy.

Our 2023 Annual Meeting of Stockholders is scheduled for May 24, 2023, at 10:00 a.m. Eastern Time. To maximize efficiency and participation, the meeting will only be held VIRTUALLY and stockholders may participate in the meeting via the live audio webcast at www.virtualshareholdermeeting.com/NFBK2023. Please see our 2023 Proxy Statement or visit www.eNorthfield.com for further information.

I want to thank our employees, customers, and stockholders for their unwavering trust in Northfield. I am confident that we will continue to celebrate many great successes together.



Steven M. Klein
Chairman, President and
Chief Executive Officer



ESG MATTERS

Northfield Bancorp

ENVIRONMENTAL

1. Formation of internal Climate Risk Working Group to assess critical risk management analysis around the impact of climate on the bank, including establishing recordkeeping and metrics related to Scope 1, Scope 2, and Scope 3 emissions.

2. Facility improvements, which include energy efficient windows and lights to reduce energy consumption and switching branch parking lot lights to LEDs with sensors.

3. Employee initiatives included beach and park clean-ups and use of environmentally friendly products.



GOVERNANCE

ESG Leadership Council provides oversight and guidance for our ESG efforts.

Code of Conduct and Ethics for Employees, Officers, and Directors with related annual training.

Vendor Code of Conduct establishing the Company's expectations for its vendors.

CYBERSECURITY

- Expanded customer security resources added to website
- Comprehensive Employee Training & Testing Program
- Launch of SecureNow, an enhanced security feature for Online & Mobile Banking
- Cybersecurity training provided to community and business groups



SOCIAL

 Over 1,600 employee volunteer hours in 2022, with a focus on financial literacy and cybersecurity education

 Formal employee volunteer program implemented



Northfield Bank
Convenience Checking

BankOn

Certified 2023 – 2024
since May 2022

Cities for FINANCIAL EMPOWERMENT Fund

Convenience Checking, a certified Bank On product, launched in 2022. In February 2023, we eliminated consumer non-sufficient fund charges.



Northfield Bank Foundation
Over **$10 Million** in Grants Since 2008

- **Environmental** $203,740
- **Arts & Culture** $1.4 million
- **Civic & Community** $3.2 million
- **Education** $2.6 million
- **Health & Wellness** $2.8 million

68%
OF EMPLOYEES ARE WOMEN

43%
OF EMPLOYEES ARE FROM UNDERREPRESENTED GROUPS

40%
OF SENIOR LEADERSHIP ARE WOMEN

40%
OF DIRECTORS ARE WOMEN OR FROM UNDERREPRESENTED GROUPS

87%
OF THE HOUSING UNITS FINANCED BY MULTIFAMILY LOANS IN 2022 HAD RENTS AFFORDABLE TO LOW AND MODERATE INCOME INDIVIDUALS

BOARD OF DIRECTORS



Annette Catino
Healthcare
Executive and
Consultant



Gil Chapman
Retired Auto
Executive



John P. Connors, Jr.
Managing Partner,
Connors &
Connors, P.C.



Timothy C. Harrison
Principal,
TCH Realty &
Development
Co., LLC



Karen J. Kessler
President,
Kessler PR Group



Steven M. Klein
Chairman,
President & CEO,
Northfield Bancorp, Inc.



Gualberto (Gil) Medina
Executive Vice
President,
CBRE Group, Inc.



Frank P. Patafio
Senior Executive VP,
National
Investments,
RXR Realty



Patrick L. Ryan, Esq.
Former Chairman,
Hopewell Valley
Community Bank



Paul V. Stahlin
Former Banking
Executive

EXECUTIVE MANAGEMENT



Steven M. Klein
Chairman,
President and
Chief Executive
Officer



David V. Fasanella
Executive Vice
President,
Chief Lending
Officer



Tara L. French
Executive Vice
President,
Chief
Risk Officer



William R. Jacobs
Executive Vice
President,
Chief Financial
Officer



Robin Lefkowitz
Executive Vice
President, Chief
Branch
Administration,
Deposit Operations,
and Business
Development Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2022

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File No. 001-35791

Northfield Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**80-0882592**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
581 Main Street, Woodbridge, New Jersey	**07095**
(Address of principal executive offices)	(Zip Code)

(732) 499-7200

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NFBK	The NASDAQ Stock Market, LLC

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to price at which the common equity was last sold on June 30, 2022 was $583.3 million.

As of February 24, 2023, there were 46,846,701 outstanding shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Definitive Proxy Statement for the 2023 Annual Meeting of the Stockholders to be held May 24, 2023, will be incorporated by reference in Part III. The registrant's 2023 Definitive Proxy Statement will be filed within 120 days of December 31, 2022.

NORTHFIELD BANCORP, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

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ITEM 1. <u>BUSINESS</u>

Forward-Looking Statements

This Annual Report contains certain "forward-looking statements," which can be identified by the use of such words as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," "could," "may," "should," "will," and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions, and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties, and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- the disruption to local, regional, national and global economic activity caused by infectious disease outbreaks such as COVID-19, and the significant impact that such pandemics may have on our growth, operations, earnings and asset quality;
- general economic conditions, internationally, nationally, or in our market areas, including inflationary and/or recessionary pressures, supply chain disruptions, employment prospects, real estate values, and geopolitical risks that are worse than expected;
- competition among depository and other financial institutions, including with respect to reduction of overdraft and other fees;
- inflation and changes in the interest rate environment that reduce our margins and yields or reduce the fair value of financial instruments;
- adverse changes in the securities or credit markets;
- changes in laws, tax policies, or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;
- changes in the quality and/or composition of our loan and securities portfolios;
- our ability to enter new markets successfully and capitalize on growth opportunities;
- our ability to access and/or retain cost-effective funding;
- our ability to successfully integrate acquired entities;
- changes in consumer demand, spending, borrowing and savings habits;
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board (the "FASB"), the Securities and Exchange Commission (the "SEC"), or the Public Company Accounting Oversight Board;
- cyber attacks, computer viruses and other technological risks that may breach the security of our website or other systems to obtain unauthorized access to confidential information and destroy data or disable our systems;
- technological changes that may be more difficult or expensive to implement than expected;
- changes in our organization, compensation, and benefit plans;
- our ability to retain key employees;
- the current or anticipated impact of military conflict, terrorism or other geopolitical events;
- changes in the level of government support for housing finance;
- changes in monetary or fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board (the "FRB");
- the ability of third-party providers to perform their obligations to us;
- the effects of any U.S. Government shutdowns;
- the effects of natural disasters and increases in flood insurance premiums;
- significant increases in our loan losses; and
- changes in the financial condition, results of operations, or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Accordingly, you should not place undue reliance on such statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements after the date of this Form 10-K, whether as a result of new information, future events or otherwise.

Northfield Bancorp, Inc.

Northfield Bancorp, Inc., a Delaware corporation (the "Company"), was organized in 2010 and is the holding company for Northfield Bank. Northfield Bancorp, Inc. uses the support staff and offices of Northfield Bank (the "Bank") and reimburses Northfield Bank for these services. If Northfield Bancorp, Inc. expands or changes its business in the future, it may hire its own employees. In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations.

Northfield Bancorp, Inc. is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System.

Northfield Bancorp, Inc.'s main office is located at 581 Main Street, Suite 810, Woodbridge, New Jersey 07095, and its telephone number at this address is (732) 499-7200. The Company's filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any, are available, free of charge, as soon as practicable after they are filed with the SEC under the Investor Relations section of the Company's website, www.eNorthfield.com, and on the SEC website, www.sec.gov. Information on these websites is not and should not be considered to be a part of this Annual Report on Form 10-K.

Northfield Bank

Northfield Bank was organized in 1887 and is a federally chartered savings bank. Northfield Bank conducts business from its operations center located in Woodbridge, New Jersey, its home office located in Staten Island, New York, and its 37 additional branch offices located in New York and New Jersey. The branch offices are located in Staten Island, Brooklyn, and the New Jersey counties of Hunterdon, Mercer, Middlesex, and Union. Northfield Bank also offers select loan and deposit products through the internet.

On July 1, 2020, the Company completed its acquisition of VSB Bancorp, Inc. ("Victory"), parent company of Victory State Bank, in a stock transaction, which, after purchase accounting adjustments, added $402.8 million to total assets, including $180.4 million to loans, and $354.6 million to deposits. Victory State Bank operated six branch offices in Staten Island, New York (two of which were subsequently consolidated with existing branches). Under the terms of the merger agreement, each share of Victory common stock was exchanged for 2.0463 shares of Northfield common stock with fractional shares paid out in cash, valued at approximately $41.2 million.

Northfield Bank's principal business consists of originating commercial real estate loans (primarily loans secured by multifamily properties), construction and land loans, commercial and industrial loans, and home equity loans and lines of credit. From time to time Northfield Bank will also purchase loan participations and pools of loans. For liquidity and other financial reasons, Northfield Bank will also purchase investment securities, including mortgage-backed securities and corporate bonds, and to a lesser extent deposit funds in other financial institutions, including the Federal Reserve Bank of New York, and the Federal Home Loan Bank ("FHLB") of New York ("FHLBNY"). Northfield Bank offers a variety of deposit accounts, including certificates of deposit, passbook, statement, and money market savings accounts, transaction deposit accounts (negotiable orders of withdrawal ("NOW") accounts and interest and non-interest bearing demand accounts), individual retirement accounts, and, to a lesser extent, when it is deemed cost effective, brokered deposits. Deposits are Northfield Bank's primary source of funds for its lending and investing activities. Northfield Bank also borrows funds, principally through FHLBNY advances and repurchase agreements with brokers. Northfield Bank owns 100% of NSB Services Corp., which, in turn, owns 100% of the voting common stock of a real estate investment trust, NSB Realty Trust, which holds primarily mortgage loans. In addition, Northfield Bank refers its customers to independent third parties that provide non-deposit investment products, merchant processing services, and one-to-four family residential mortgage products.

Northfield Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency (the "OCC").

Northfield Bank's main office is located at 1731 Victory Boulevard, Staten Island, New York 10314, and its telephone number at this address is (718) 448-1000. Its website address is www.eNorthfield.com. Information on this website is not and should not be considered to be a part of this Annual Report on Form 10-K.

Market Area and Competition

Northfield Bank has been in business since 1887, offering a variety of financial products and services to meet the needs of the communities we serve. Our commercial and retail banking network consists of multiple delivery channels including full-service banking offices, automated teller machines and telephone and internet banking capabilities, including mobile banking and remote deposit capture. We consider our competitive products and pricing, branch network, customer service, and financial position, as our major strengths in attracting and retaining customers in our market areas.

We face intense competition in our market areas both in making loans and attracting deposits. Our market areas have a high concentration of financial institutions, including large money center and regional banks, non-traditional banks, community banks, and credit unions. We face additional competition for deposits from money market funds, brokerage firms, mutual funds, and insurance companies. Some of our competitors offer products and services that we do not offer, such as trust services and private banking. In addition, competition has further intensified as a result of advances in technology and product delivery systems, and we face strong competition for our borrowers, depositors, and other customers from Financial Technology ("Fintech") companies that provide web-based solutions to traditional retail banking services and products. Fintech companies tend to have stronger operating efficiencies and less regulatory burdens than traditional banks.

Our deposit sources are primarily concentrated in the communities surrounding our branch offices in the New York counties of Richmond (Staten Island) and Kings (Brooklyn), and Hunterdon, Mercer, Middlesex and Union counties in New Jersey. As of June 30, 2022 (the latest date for which information is publicly available), we ranked fourth in deposit market share out of 15 institutions for Federal Deposit Insurance Corporation (the "FDIC") Insured Institutions in Staten Island with an 11.94% market share. As of that date, we ranked 16th in deposit market share out of 39 institutions with a 0.69% deposit market share in Brooklyn, New York, and we ranked 12th in deposit market share out of 51 financial institutions with a combined deposit market share of 1.51% in the Hunterdon, Mercer, Middlesex and Union counties in New Jersey.

The following table sets forth the unemployment rates for the communities we serve and the national average for the last five years, as published by the U.S. Bureau of Labor Statistics:

	Unemployment Rate at December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
Hunterdon County, NJ	2.3 %	3.5 %	5.5 %	2.7 %	2.8 %
Middlesex County, NJ	2.7	4.3	6.6	3.0	3.1
Mercer County, NJ	2.5	3.8	6.0	3.1	3.1
Union County, NJ	3.3	5.3	7.8	3.7	3.7
Richmond County, NY	5.0	7.1	9.4	3.0	3.9
Kings County, NY	5.5	8.1	11.3	3.2	4.0
National Average	3.5	3.9	6.7	3.5	3.6

The following table sets forth median household income at December 31, 2022 and 2021, for the communities we serve, as published by the U.S. Census Bureau:

	Median Household Income at December 31,	
	2022	**2021**
Hunterdon County, NJ	$ 122,175	$ 118,864
Middlesex County, NJ	102,237	95,004
Mercer County, NJ	86,549	86,188
Union County, NJ	87,476	90,213
Richmond County, NY	97,503	92,563
Kings County, NY	74,952	68,871
National Average	72,465	67,761

Lending Activities

Our principal lending activity is the origination of multifamily real estate loans and, to a lesser extent, other commercial real estate loans (typically on office, retail, and industrial properties), in New York City, New Jersey, and eastern Pennsylvania. We also originate one-to-four family residential real estate loans (non-owner occupied investment properties), construction and land loans, commercial and industrial loans, and home equity loans and lines of credit.

Loan Originations, Purchases and Sales, Participations, and Servicing. All loans we originate are underwritten pursuant to our policies and procedures or are properly approved as exceptions to our policies and procedures. Our ability to originate fixed- or adjustable-rate loans is dependent on the relative demand for such loans, which is affected by various factors including current and anticipated future market interest rates. Our loan origination activity may be adversely affected by changes in economic conditions that result in decreased loan demand. Our home equity loans and lines of credit typically are generated through digital and social media advertising, referrals from branch personnel, direct mail advertisements and online applications through our website. A significant portion of our multifamily real estate loans and other commercial real estate loans are generated with the use of third-party loan brokers. Our commercial and industrial loans typically are generated through our loan and business development officers and referrals from accountants and other professional contacts. We typically retain in our portfolio all loans we originate and generally only sell non-performing loans. Beginning in 2019, we began offering interest rate swap contracts to qualified commercial borrowers.

From time-to-time, we may sell or purchase participation interests in individual loans (in addition to loans we acquire in assisted transactions, mergers or acquisitions, and pool purchases). We underwrite our participation interest in the loans that we are purchasing according to our own underwriting criteria and procedures. At December 31, 2022, we had outstanding balances totaling $38.2 million of loan participations that we purchased (where we are not the primary lender). Additionally, there were $104.7 million of loan participations that we sold (where we are the primary lender). All loan participations are secured by real estate and adhere to our loan policies. At December 31, 2022, all participation loans were performing in accordance with their terms.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards approved by our Board of Directors. The loan approval process is intended to assess the borrower's ability to repay the loan and the value of the collateral that will secure the loan, if any. To assess the borrower's ability to repay, we review the borrower's income and credit history, and information on the historical and projected income and expenses of the borrower.

In underwriting a loan secured by real property, we require an appraisal of the property by an independent licensed or certified appraiser approved by our Board of Directors. For commercial real estate loans $500,000 or less, we generally obtain an evaluation from an independent firm. The appraisals and evaluations of multifamily and other commercial real estate properties are also reviewed by an independent appraisal management firm. We, along with the assistance of a third-party inspector, review and inspect properties before disbursement of funds during the term of a construction loan. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan. In addition, when we acquire other real estate owned, we generally obtain a current appraisal to substantiate the net carrying value of the asset.

The Board of Directors maintains a Loan Committee consisting of bank directors to: periodically review and recommend for approval our policies related to lending as prepared by management; approve or reject loan applicants meeting certain criteria; and monitor loan quality including concentrations and certain other aspects of our lending functions, as applicable. Certain Northfield Bank officers, at levels beginning with vice president, have individual lending authority that is approved by the Board of Directors.

Loan Portfolio Composition. On January 1, 2021, the Company adopted new accounting guidance known as the current expected credit loss ("CECL") standard for measuring credit losses, which replaced the incurred loss methodology. As a result of adopting CECL, the Company combined its originated loan portfolio and the acquired loan portfolio into the respective portfolio segments. Other than to combine the originated and non-purchased credit-deteriorated ("PCD") (formerly purchased credit-impaired ("PCI")) acquired loan portfolios, the Company's portfolio segments and loan classes remain unchanged following the adoption of the CECL standard. Prior period disclosures have been revised to conform to current period presentation (by combining originated and acquired portfolio segments), however, the Company did not recast comparative financial information and that is still presented in accordance with previous applicable provisions of U.S. GAAP. The following table sets forth the composition of our loan portfolio, by type of loan, at the dates indicated.

	At December 31,					
	2022		**2021**		**2020**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
	(Dollars in thousands)					
Total loans:						
Real estate loans:						
Multifamily	$ 2,824,579	66.56 %	$ 2,518,065	66.16 %	$ 2,509,310	65.71 %
Commercial	899,249	21.19	808,597	21.24	716,973	18.78
One-to-four family residential	173,946	4.10	183,665	4.82	210,817	5.52
Home equity and lines of credit	152,555	3.59	109,956	2.89	91,126	2.39
Construction and land	24,932	0.59	27,495	0.72	74,318	1.95
Commercial and industrial loans[1]	154,700	3.65	141,005	3.70	194,352	5.09
Other loans	2,230	0.05	2,015	0.05	3,029	0.08
Total loans originated	4,232,191	99.73	3,790,798	99.58	3,799,925	99.52
PCD/PCI loans	11,502	0.27	15,819	0.42	18,518	0.48
Total loans	$ 4,243,693	100.00 %	$ 3,806,617	100.00 %	$ 3,818,443	100.00 %
Other items:						
Deferred loan costs, net [2]	—		—		4,795	
Allowance for credit losses	(42,617)		(38,973)		(37,607)	
Net loans held-for-investment	$ 4,201,076		$ 3,767,644		$ 3,785,631	

[1] Included in commercial and industrial loans at December 31, 2022, 2021, and 2020 are Paycheck Protection Program ("PPP") loans totaling $5.1 million, $40.5 million, and $126.5 million, respectively.
[2] Under CECL, origination deferred fees, deferred fees on acquired loans, and purchase accounting adjustments in connection with loans acquired are included in loans by respective portfolio.

Loan Portfolio Maturities. The following tables summarize the scheduled repayments of our loan portfolio and weighted average contractual rate by loan type at December 31, 2022. Demand loans (loans having no stated repayment schedule or maturity) and overdraft loans are reported as being due in the year ending December 31, 2023. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments, repricing and scheduled principal amortization.

	Loans Held-For-Investment							
	Multifamily		**Commercial Real Estate**		**One-to-Four Family Residential**		**Home Equity and Lines of Credit**	
	Amount	**Weighted Average Rate**	**Amount**	**Weighted Average Rate**	**Amount**	**Weighted Average Rate**	**Amount**	**Weighted Average Rate**
	(Dollars in thousands)							
Due								
One year or less	$ 17,670	3.47 %	$ 17,273	7.11 %	$ 1,815	7.90 %	$ 317	6.88 %
After one year through five years	19,240	4.23 %	27,363	5.18 %	1,877	4.46 %	6,888	4.56 %
After five years through fifteen years	103,660	4.35 %	198,061	5.01 %	34,194	4.83 %	44,967	4.15 %
After fifteen years	2,684,009	3.54 %	656,552	4.15 %	136,060	4.46 %	100,383	4.97 %
Total	$2,824,579	3.57 %	$ 899,249	4.43 %	$ 173,946	4.57 %	$ 152,555	4.71 %

	Construction and Land		Commercial and Industrial		Other		PCD	
	Amount	**Weighted Average Rate**	**Amount**	**Weighted Average Rate**	**Amount [1]**	**Weighted Average Rate**	**Amount**	**Weighted Average Rate [2]**
	(Dollars in thousands)							
Due								
One year or less	$ 12,174	7.30 %	$ 90,695	8.98 %	$ 2,116	0.53 %	$ 2,596	12.98 %
After one year through five years	2,198	5.87 %	31,523	6.41 %	114	4.54 %	922	7.23 %
After five years through fifteen years	3,836	3.77 %	27,294	4.86 %	—	— %	7,717	12.72 %
After fifteen years	6,724	5.74 %	5,188	4.60 %	—	— %	267	4.64 %
Total	$ 24,932	6.21 %	$ 154,700	7.58 %	$ 2,230	0.73 %	$ 11,502	12.15 %

[1] Other loans of $2.1 million due within one year includes $1.8 million of negative escrow and $255,000 of overdraft adjustments.
[2] Represents estimated accretable yield.

	Total Loans	
	Amount	**Weighted Average Rate**
Due		
One year or less	$ 144,656	7.87 %
After one year through five years	90,125	5.38 %
After five years through fifteen years	419,729	4.86 %
After fifteen years	3,589,183	3.73 %
Total	$ 4,243,693	4.02 %

The following table summarizes fixed and adjustable-rate loans at December 31, 2022, that are contractually due after December 31, 2023:

| | Due After December 31, 2023 | | | | | |
| | Fixed Rate | | Adjustable Rate | | Total | |
	(Dollars in thousands)					
Real estate loans:						
Multifamily	$	81,407	$	2,725,502	$	2,806,909
Commercial		49,785		832,191		881,976
One-to-four family residential		82,363		89,768		172,131
Construction and land		1,212		11,546		12,758
Home equity and lines of credit		78,572		73,666		152,238
Commercial and industrial loans		33,807		30,198		64,005
Other loans		204		—		204
PCD loans		2,492		6,414		8,906
Total loans	$	329,842	$	3,769,285	$	4,099,127

At December 31, 2022, the Company had $3.59 billion in loans due to mature in 2038 and beyond, of which $94.4 million, or 2.64%, are fixed-rate loans.

Multifamily Real Estate Loans. Loans secured by multifamily properties totaled approximately $2.82 billion, or 66.6% of our total loan portfolio, at December 31, 2022. We include in this category properties having more than four residential units and a business or businesses where the majority of space is utilized for residential purposes, which we refer to as mixed-use. At December 31, 2022, we had 1,195 multifamily real estate loans, with an average loan balance of approximately $2.4 million, although there are a large number of loans with balances substantially greater than this average. At December 31, 2022, our largest multifamily real estate loan had a principal balance of $31.1 million, was secured by a garden-style apartment complex located in Essex County, New Jersey, and was performing in accordance with its original contractual terms. Substantially all of our multifamily real estate loans are secured by properties located in our primary market areas and eastern Pennsylvania.

Our multifamily real estate loans typically amortize over 30 years with negotiated interest rates that adjust after an initial five-, seven-, or 10-year period, and every five years thereafter. Adjustable-rate loan originations are generally tied to a specifically identified market rate index. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, our multifamily real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and have prepayment penalties should the loan be prepaid during the initial five-, seven-, or 10-year term. In addition, our multifamily loans may contain an initial interest-only period which typically does not exceed two years; however, these loans are underwritten on a fully amortizing basis. Loans that we have purchased typically adjust to different market rate indexes.

In underwriting multifamily real estate loans, we consider a number of factors, including the ratio of the projected net cash flow to the loan's debt service requirement (generally requiring a minimum ratio of 120%, computed after deduction for a vacancy factor and property expenses we deem appropriate), the age and condition of the collateral, the financial resources and income of the sponsor, and the sponsor's experience in owning or managing similar properties. Multifamily real estate loans generally are originated in amounts up to the lesser of 75% of the appraised value or the purchase price of the property securing the loan. We require title insurance, fire and extended coverage casualty insurance, and, if required, flood insurance up to the regulatory required maximum in order to protect our security interest in the underlying property. Although a significant portion of our multifamily real estate loans are referred to us by third-party loan brokers, we underwrite all multifamily real estate loans in accordance with our underwriting standards. Due to competitor considerations, as is customary in our marketplace, we typically do not obtain personal guarantees of the principals on multifamily real estate loans, except when warranted.

The repayment of loans secured by multifamily real estate properties typically depends on the successful operation of the property. If the cash flow from the property is reduced, or interest payments on the loan increase, the borrower's ability to repay the loan may be impaired.

The following table summarizes our variable-interest multifamily loan repricing (excluding PCD loans) at December 31, 2022:

	Amount	Weighted Average Rate
	(Dollars in thousands)	
One year or less	$ 144,287	3.79 %
After one year through five years	1,405,883	3.61 %
After five years through ten years	1,160,104	3.45 %
After ten years	32,751	4.43 %
	$ 2,743,025	3.56 %

Commercial Real Estate Loans. Commercial real estate loans (other than multifamily real estate loans) totaled $899.2 million, or 21.2% of our loan portfolio, as of December 31, 2022. At December 31, 2022, our commercial real estate loan portfolio consisted of 726 loans with an average loan balance of approximately $1.2 million, although there are a large number of loans with balances substantially greater than this average. At December 31, 2022, our largest commercial real estate loan had a principal balance of $80.0 million (net active principal balance of $26.7 million as we have a 33.3% participation interest), was secured by an office facility located in Staten Island, New York, and was performing in accordance with its original contractual terms. Substantially all of our commercial real estate loans are secured by properties located in our primary market areas.

The following table sets forth the property types collateralizing our commercial real estate loans held-for-investment as of December 31, 2022:

	December 31, 2022	
	Amount	Percent
	(Dollars in thousands)	
Mixed use (majority of space is non-residential)	$ 186,933	20.8 %
Office buildings	242,106	26.9
Retail	153,219	17.0
Accommodations (hotel/motel)	47,313	5.3
Warehousing	106,149	11.8
Healthcare facilities	13,133	1.5
Services	38,917	4.3
Restaurants	11,428	1.3
Schools/daycare	15,368	1.7
Recreational	10,052	1.1
Manufacturing	43,923	4.9
Other	30,708	3.4
	$ 899,249	100.0 %

Our commercial real estate loans typically amortize over 20 to 25 years with negotiated interest rates that adjust after an initial five-, seven-, or 10-year period, and every five years thereafter. Adjustable-rate loan originations are generally tied to a specifically identified market rate index. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing loans. In general, our commercial real estate loans have interest rate floors equal to the interest rate on the date the loan is originated, and generally have prepayment penalties if the loan is repaid in the initial five-, seven-, or 10-year term. Loans that we have purchased typically adjust to different market indexes.

In underwriting commercial real estate loans, we generally lend up to the lesser of 75% of either the property's appraised value or purchase price. Our policies permit the origination of certain single-use property types but at lower loan-to-appraised value ratios. We base our decision to lend primarily on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we emphasize the ratio of the property's projected net cash flow to the loan's debt service requirement (generally requiring a minimum ratio of 125%, computed after deduction for a vacancy factor and property expenses we deem appropriate). Personal guarantees of the principals are typically obtained. We require title insurance, fire and extended coverage casualty insurance, and, if appropriate, flood insurance up to the regulatory required maximum amount in order to protect our security interest in the underlying property. Although a significant portion of our commercial real estate loans were referred to us by third-party loan brokers, we underwrite all commercial real estate loans in accordance with our underwriting standards.

Commercial real estate loans generally carry higher interest rates than multifamily residential real estate loans. Commercial real estate loans also generally have greater credit risk compared to multifamily residential real estate loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Changes in economic conditions that are not in the control of the borrower or lender may affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than for multifamily residential properties.

Construction and Land Loans. At December 31, 2022, construction and land loans totaled $24.9 million, or 0.6% of total loans receivable, and the additional unadvanced portion of these construction loans totaled $22.6 million. At December 31, 2022, we had 28 construction and land loans with an average balance of approximately $893,000. Our largest construction and land loan had a principal balance of $3.8 million, and is secured by a proposed three-story, 72-unit apartment building in Staten Island, New York. At December 31, 2022, this loan was performing in accordance with its original contractual terms.

Our construction and land loans typically are interest-only loans with interest rates that are tied to the prime rate as published in The Wall Street Journal. Margins generally range from zero to 200 basis points above the prime rate. We also originate, to a lesser extent, 10- to 15-year fixed-rate, fully amortizing land loans. In general, our construction and land loans have interest rate floors equal to the interest rate on the date the loan is originated, and we do not typically charge prepayment penalties.

We grant construction and land loans to experienced developers for the construction of single-family residences, including condominiums, and commercial properties. Construction and land loans also are made to individuals for the construction of their personal residences. Advances on construction loans are made in accordance with a schedule reflecting the cost of construction, but are generally limited to a loan-to-completed appraised value ratio of 70%. Repayment of construction loans on residential properties normally is expected from the sale of units to individual purchasers, or in the case of individuals building their own residences, with a permanent mortgage. In the case of income-producing property, repayment usually is expected from permanent financing upon completion of construction. We typically offer permanent mortgage financing on our construction loans only on income-producing properties.

Land loans also help finance the purchase of land intended for future development, including single-family housing, multifamily housing, and commercial property. In some cases, we may make an acquisition loan before the borrower has received municipal approvals to develop the land. In general, the maximum loan-to-value ratio for land acquisition loans is 50% of the appraised value of the property, and the maximum term of these loans is three years. Generally, if the maturity of the loan exceeds three years, the loan must be an amortizing loan.

Construction and land loans generally carry higher interest rates and have shorter terms than multifamily and commercial real estate loans. Construction and land loans have greater credit risk than long-term financing on improved, income-producing real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the project at completion of construction as compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction costs is inaccurate, we may decide to advance additional funds beyond the amount originally committed in order to protect our security interest in the underlying property. However, if the estimated value of the completed project is inaccurate, the borrower may hold the real estate with a value that is insufficient to assure full repayment of the construction loan upon its sale. In the event we make a land acquisition loan on real estate that is not yet approved for the planned development, there is a risk that approvals will not be granted or will be delayed. Construction loans also expose us to a risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the project may not occur as anticipated and the market value of collateral, when completed, may be less than the outstanding loans and there may be no permanent financing available upon completion. Substantially all of our construction and land loans are secured by real estate located in our primary market areas.

Commercial and Industrial Loans. At December 31, 2022, commercial and industrial loans totaled $154.7 million or 3.6% of the total loan portfolio, and the additional unadvanced portion of these commercial and industrial loans totaled $108.6 million. As of December 31, 2022, we had 921 commercial and industrial loans with an average loan balance of approximately $168,000, although we originate these types of loans in amounts substantially greater than this average. At December 31, 2022, our largest commercial and industrial loan had a principal balance of $13.4 million and was performing in accordance with its original contractual terms.

Our term commercial and industrial loans typically amortize over five to seven years with interest rates that are primarily indexed to various FHLB rates, and to a lesser extent, prime rates. Margins generally range from zero to 300 basis points above the index rate. We also originate, to a lesser extent, 10-year fixed-rate, fully amortizing loans. In general, our commercial and industrial loans have interest rate floors equal to the interest rate on the date the loan is originated and have prepayment penalties.

We make various types of secured and unsecured commercial and industrial loans for the purpose of working capital and other general business purposes. The terms of these loans generally range from less than one year to a maximum of seven years, however we could allow for a maximum of 10 years depending on industry or asset type. The loans either are negotiated on a fixed-rate basis or carry adjustable interest rates indexed to the prime rate as published in The Wall Street Journal.

Commercial credit decisions are based on our credit assessment of the applicant. We evaluate the applicant's ability to repay in accordance with the proposed terms of the loan and assess the risks involved. Personal guarantees of the principals are typically obtained. In addition to evaluating the loan applicant's financial statements, we consider the adequacy of the secondary sources of repayment for the loan, such as pledged collateral and the financial stability of the guarantors. Credit agency reports of each guarantor's personal credit history supplement our analysis of the applicant's creditworthiness. We also attempt to confirm with other banks and conduct trade investigations as part of our credit assessment of the borrower. Collateral securing a loan also is analyzed to determine its marketability.

Commercial and industrial loans generally carry higher interest rates than multifamily and commercial real estate loans of like maturity because they have a higher risk of default since their repayment generally depends on the successful operation of the borrowers' business.

During 2020 and 2021 the Company participated in the PPP which was designed by the U.S. Treasury under the Coronavirus Aid, Relief and Economic Security Act of 2020 (the "CARES Act") to provide loans for small businesses to cover eligible payroll, utilities, rent and interest for a period of time during the COVID-19 pandemic. The loans are fully guaranteed by the Small Business Administration ("SBA") and are forgivable provided the funds were used on qualifying payrolls costs, rent utilities and other qualifying payments. The loans bear a fixed rate of 1.0% and loan payments were deferred through the date that the SBA remits the borrower's loan forgiveness amount to the lender. The program has largely been completed, with substantially all of the borrowers receiving forgiveness payments. The Company originated 2,343 PPP loans totaling approximately $232.2 million under the PPP. At December 31, 2022, the Company had eight PPP loans outstanding totaling $5.1 million.

One-to-Four Family Residential Real Estate Loans. At December 31, 2022, we had 539 one-to-four family residential real estate loans outstanding with an aggregate balance of $173.9 million, or 4.1% of our total loan portfolio. As of December 31, 2022, the average balance of one-to-four family residential real estate loans was approximately $322,000, although we have originated these types of loan in amounts substantially greater than this average. At December 31, 2022, our largest loan of this type (excluding purchased loan pools, discussed below) had a principal balance of $5.4 million and was collateralized by 42 condominiums within a complex in Union County, New Jersey. The loan was performing in accordance with its original contractual terms. We no longer offer loans secured by owner-occupied, one-to-four family residential real estate, but may purchase them from time-to-time to meet our Community Reinvestment Act obligations.

Historically, we have not offered "interest-only" mortgage loans on one-to-four family residential real estate properties, where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan. However, since 2014 we have purchased pools of one-to-four family residential real estate loans, a substantial amount of which are interest-only mortgage loans. We also historically have not offered loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan.

Home Equity Loans and Lines of Credit. At December 31, 2022, we had 2,281 home equity loans and lines of credit with an aggregate outstanding balance of $152.6 million, or 3.6% of our total loan portfolio. Of this total, outstanding home equity lines of credit totaled $73.1 million, or 1.7%, of our total loan portfolio and home equity loans totaled $75.4 million, or 1.8%, of our total loan portfolio. At December 31, 2022, the average home equity loan and line of credit balance was approximately $67,000 although we originate these types of loans in amounts substantially greater than this average. At December 31, 2022, our largest home equity line of credit had an outstanding balance of approximately $2.0 million. This loan was performing in accordance with its original contractual terms. At December 31, 2022, our largest outstanding home equity loan was $1.8 million and was performing in accordance with its original contractual terms.

We offer home equity loans and home equity lines of credit that are secured by the borrower's primary residence or second home. Home equity lines of credit are adjustable-rate loans tied to the prime rate as published in The Wall Street Journal adjusted for a margin, and have a maximum term of 25 years during which time the borrower is required to make principal payments based on a 30-year amortization. Home equity lines generally have interest rate floors and ceilings. The borrower is permitted to draw against the line during the entire term on originations occurring prior to June 15, 2011. For home equity loans originated beginning on June 15, 2011, the borrower is only permitted to draw against the line for the initial 10 years. Our home equity loans typically are fully amortizing with fixed terms up to 25 years. Home equity loans and lines of credit generally are underwritten with the same criteria we historically used to underwrite fixed-rate, one-to-four family residential real estate loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of 80% when combined with the principal balance of the existing mortgage loan. We appraise the property securing the loan at the time of the loan application to determine the value of the property. At the time we close a home equity loan or line of credit, we record a mortgage to perfect our security interest in the underlying collateral.

New York City Local Law 97 ("Local Law 97") became effective on November 15, 2019 as a subset of the Climate Mobilization Act passed by the New York City council in April 2019. The law sets limits on the greenhouse gas emissions of both newly built and existing covered buildings to help New York City reach the goal of a 40% reduction in greenhouse gas emissions from buildings by the year 2030, and 80% percent reduction in citywide emissions by calendar year 2050. The law will apply to both commercial and residential buildings over 25,000 square feet (or two more buildings on the same tax lot or governed by the same board of managers that together exceed 50,000 square feet) and goes into effect beginning 2024 with three time stages of implementation which have different amounts of permissible carbon emissions. The buildings covered by Local Law 97 will be required to file a report with the Department of Buildings by May 1, 2025 detailing their annual greenhouse gas emissions and then by May 1 of every year after. Starting in 2025, an owner of a covered building who submits a report indicating that their building exceeded its annual building emissions limit will be liable for a civil penalty. Based on management's assessment of our loan portfolio, we believe that 19 loans will be affected by the ruling regarding Local Law 97 during the first stage of implementation. At December 31, 2022, the highest Loan-to-Value ("LTV") ratio of these 19 loans was 79.1%, and the average LTV ratio was 52.9%. These loans had an aggregate book balance of $82.6 million and were all performing in accordance with their original contractual terms at that date.

PCD Loans. The Company adopted CECL using the prospective transition approach for PCD loans that were previously classified as PCI loans and accounted for under ASC Subtopic 310-30 - Accounting for Purchased Loans with Deteriorated Credit Quality ("ASC 310-30"). In accordance with the standard, management did not reassess whether PCI loans met the criteria of PCD loans as of the date of adoption. On January 1, 2021, the amortized cost basis of the PCD assets was adjusted to reflect the addition of the $6.8 million of the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) was accreted into interest income at the effective interest rate as of January 1, 2021.

Upon adoption of CECL, the Company elected to maintain pools of loans that were previously accounted for under ASC 310-30 and will continue to account for these pools as a unit of account. Loans are only removed from existing pools if they are written off, paid off, or sold. Upon adoption of CECL, the allowance for credit losses was determined for each pool and added to the pool's carrying amount to establish a new amortized cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount which will be amortized into interest income over the remaining life of the pool. Changes to the allowance for credit losses after adoption are recorded through provision expense.

At December 31, 2022, PCD loans consisted of approximately 9% one-to-four family residential loans, 28% commercial real estate loans, 53% commercial and industrial loans, and 10% in home equity loans. At December 31, 2021, PCD loans consisted of approximately 16% one-to-four family residential loans, 25% commercial real estate loans, 48% commercial and industrial loans, and 11% in construction and land and home equity loans.

Non-Performing and Problem Assets

When a loan is between 10 to 15 days delinquent, we generally send the borrower a late charge notice. When a loan is 30 days past due, we generally mail the borrower a letter reminding the borrower of the delinquency and, except for loans secured by one-to-four family residential real estate, we attempt personal contact with the borrower to determine the reason for the delinquency, to ensure the borrower correctly understands the terms of the loan, and to emphasize the importance of making payments on or before the due date. If necessary, additional late charges and delinquency notices are issued and the account will be monitored. After 90 days of delinquency, we generally send the borrower a final demand for payment and refer the loan to legal counsel to commence foreclosure and related legal proceedings. At times, we may shorten or lengthen these time frames.

Generally, loans (excluding PCD loans) are placed on non-accrual status when payment of principal or interest is 90 days or more delinquent unless the loan is considered well-secured and in the process of collection. Loans also are placed on non-accrual status at any time if the ultimate collection of principal or interest in full is in doubt. When loans are placed on non-accrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received, and only if the principal balance is deemed fully collectible. The loan may be returned to accrual status if both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a consecutive six-month period. Our Chief Credit Officer reports monitored loans, including all loans rated watch, special mention, substandard, doubtful or loss, to the Loan Committee of the Board of Directors at least quarterly.

To minimize our losses on delinquent loans we work with borrowers experiencing financial difficulties and will consider modifying existing loan terms and conditions that we would not otherwise consider, commonly referred to as troubled debt restructurings ("TDRs"). We record an impairment loss associated with TDRs, if any, based on the present value of expected future cash flows discounted at the original loan's effective interest rate or the underlying collateral value, less estimated cost to sell, if the loan is collateral dependent. Once an obligation has been restructured because of credit problems, it continues to be considered restructured until paid in full or, if the obligation yields a market rate (a rate equal to or greater than the rate we were willing to accept at the time of the restructuring for a new loan with comparable risk), until the year after which the restructuring takes place, provided the borrower has performed under the modified terms for a consecutive six-month period.

The Company introduced a short-term modification program in March 2020 that provided temporary payment relief to those borrowers directly impacted by COVID-19. The program allowed for a deferral of payments for 90 days, which could be extended for an additional 90 days, with modifications in the form of payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment. In accordance with regulatory guidance under the CARES Act, the Consolidated Appropriations Act, and other regulatory guidance, these loan deferrals were not considered TDRs and not reported as past due during the deferral period. At December 31, 2022 and 2021, there were no material deferrals related to the CARES Act.

Non-Performing and Restructured Loans (excluding PCD). The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

		At December 31,				
		2022		2021		2020
		(Dollars in thousands)				
Non-accrual loans held-for-investment:						
Real estate loans:						
Commercial	$	5,184	$	5,117	$	6,229
One-to-four family residential		118		314		906
Multifamily		3,285		1,882		1,153
Home equity and lines of credit		262		281		191
Commercial and industrial loans		964		28		37
Total non-accrual loans held-for-investment		9,813		7,622		8,516
Loans delinquent 90 days or more and still accruing held-for-investment:						
Real estate loans:						
Commercial		8		147		500
One-to-four family residential		155		165		174
Multifamily		233		—		—
Other		5		—		3
Commercial and industrial loans		24		72		436
Total loans delinquent 90 days or more and still accruing		425		384		1,113
Total non-performing loans held-for-investment		10,238		8,006		9,629
Other real estate owned		—		100		—
Non-performing loans held-for-sale		—		—		19,895
Total non-performing assets	$	10,238	$	8,106	$	29,524
Ratios:						
Non-performing loans to total loans [1]		0.24 %		0.21 %		0.77 %
Non-accrual loans held-for-investment to total loans held-for-investment, net		0.23 %		0.20 %		0.22 %
Non-performing assets to total assets		0.18 %		0.15 %		0.54 %
Total assets	$	5,601,293	$	5,430,542	$	5,514,544
Loans held-for-investment, net	$	4,243,693	$	3,806,617	$	3,823,238

[1] Includes non-performing loans transferred to held-for-sale.

At December 31, 2022, 6.8% of PCD loans were past due 30 to 89 days, and 23.0% were past due 90 days or more. At December 31, 2021, 10.5% of PCD loans were past due 30 to 89 days, and 19.2% were past due 90 days or more. At December 31, 2020, 9.6% of PCI loans were past due 30 to 89 days, and 35.2% were past due 90 days or more.

The following table sets forth the property types collateralizing non-accrual commercial real estate loans held-for investment at December 31, 2022:

		At December 31, 2022	
		Amount	Percent
		(Dollars in thousands)	
Services	$	2,650	51.1 %
Mixed use		1,143	22.0
Restaurant		484	9.3
Office buildings		849	16.4
Warehousing		58	1.2
Total	$	5,184	100.0 %

Other Real Estate Owned. Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned. On the date the property is acquired, it is recorded at the lower of cost or estimated fair value, establishing a new cost basis. Estimated fair value generally represents the sale price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions, less the estimated costs to sell the property. Holding costs and declines in estimated fair value result in charges to expense after acquisition. At December 31, 2022, the Company had no assets acquired through foreclosure. At December 31, 2021, other real estate owned was comprised of one property located in New Jersey, which had a carrying value of approximately $100,000, and which was sold during the second quarter of 2022 for an immaterial gain.

Potential Problem Loans and Classification of Assets. Our relationship managers and credit administration department monitor their loan portfolios, including evaluations of borrowers' business operations, current financial condition, underlying values of any collateral, and assessment of their financial prospects in the current economic environment. Based on these evaluations, we determine an appropriate strategy for individual potential problem loans, with the objective of maximizing the recovery of the related loan balances.

Our policies, consistent with regulatory guidelines, provide for the classification of loans and other assets that are considered to be of lesser quality as substandard, doubtful, or loss assets. An asset is classified substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve our close attention, are designated as special mention. At December 31, 2022, classified assets, excluding loans on non-accrual status, consisted of substandard assets of $30.1 million and no doubtful or loss assets. At December 31, 2022, we also had $7.0 million of assets designated as special mention. At December 31, 2021, classified assets, excluding loans on non-accrual status, consisted of substandard assets of $51.1 million and no doubtful or loss assets. At December 31, 2021, we also had $13.8 million of assets designated as special mention.

Our determination as to the classification of our assets (and the amount of our loss allowances) is subject to review by our principal federal regulator, the OCC, which can require that we adjust our classification and related loss allowances. We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations. We also engage the services of a third party to review, on a sample basis, our risk ratings on a semi-annual basis.

The following table sets forth the total amounts of delinquencies for accruing loans that were 30 to 89 days past due by type and by amount at the dates indicated:

	December 31,			
	2022		**2021**	
	(Dollars in thousands)			
Real estate loans:				
Multifamily	$	189	$	—
Commercial		900		144
One-to-four family residential		672		593
Home equity and lines of credit		830		412
Commercial and industrial loans		1,048		2
Other loans		5		15
Total	$	3,644	$	1,166

Allowance for Credit Losses on Loans

We provide for credit losses on loans based on the consistent application of our documented allowance for credit losses methodology. Credit losses are charged to the allowance for credit losses and recoveries are credited to it. Additions to the allowance for credit losses are provided by charges against income based on various factors, which, in our judgment, deserve current recognition in estimating probable losses. Credit losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, for collateral dependent loans. We regularly review the loan portfolio in order to maintain the allowance for credit losses in accordance with U.S. GAAP. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Polices - Allowance for Credit Losses on Loans" for a description of our allowance methodology.

The following table sets forth activity in our allowance for credit losses for the years indicated:

	At or For the Years Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Balance at beginning of year	$ 38,973	$ 37,607	$ 28,707
Impact of CECL adoption	—	10,353	—
Balance at January 1, 2021	38,973	47,960	28,707
Charge-offs:			
Commercial real estate [1]	(278)	—	(4,213)
One-to-four family residential	—	(21)	—
Commercial and industrial	(446)	(646)	(94)
Other	—	(3)	—
PCD loans	(601)	(2,411)	—
Total charge-offs	(1,325)	(3,081)	(4,307)
Recoveries:			
Commercial real estate [1]	102	60	414
One-to-four family residential	32	29	5
Home equity and lines of credit	19	26	27
Commercial and industrial	144	39	13
Other	12	5	6
PCD loans	178	119	—
Total recoveries	487	278	465
Net (charge-offs)/recoveries	(838)	(2,803)	(3,842)
Provision/(benefit) for credit losses	4,482	(6,184)	12,742
Balance at end of year	$ 42,617	$ 38,973	$ 37,607
Ratios:			
Net (charge-offs)/recoveries to average loans outstanding [7]:			
Commercial real estate [1]	— %	— %	(0.10)%
Commercial and industrial	(0.01)	(0.01)	(0.01)
PCD	(0.01)	(0.06)	—
Total net (charge-offs)/recoveries	(0.02)%	(0.07)%	(0.11)%
Allowance for credit losses to non-performing loans held-for-investment at end of year [2][6]	416.26	486.80	390.56
Allowance for credit losses to total non-performing loans at end of year [2][3][4][6]	416.26	486.80	127.38
Allowance for credit losses to total loans held-for-investment, net, at end of year [2][4][5][6]	1.00	1.02	0.98
Allowance for credit losses to non-accrual loans held-for-investment at end of year [2][4][5][6]	434.29	511.32	441.60

(1) Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.

(2) The year ended December 31, 2020 includes an allowance for loan losses of $8.0 million related to additional factors considered for COVID-19.

(3) Includes non-performing loans held-for-sale at December 31, 2020.

(4) Excluding PPP loans (which are fully government guaranteed and do not carry any provision for losses) of $5.1 million, $40.5 million, and $100.0 million (originated) at December 31, 2022, 2021 and 2020, respectively, the allowance for credit losses to total loans held for investment, net, totaled 1.01%, 1.03% and 1.00%, respectively, at December 31, 2022, 2021, and 2020.

(5) Includes PCD and acquired loans held-for-investment (and related allowance for credit losses).

(6) The Company adopted the CECL accounting standard effective January 1, 2021, and recorded a $10.4 million increase to its allowance for credit losses, including reserves of $6.8 million related to PCD loans. Ratios prior to December 31, 2021 do not reflect the adoption of CECL.

(7) Calculated based on average total loans.

At December 31, 2022 and 2021, the allowance for credit losses related to PCD loans was $3.9 million and $4.7 million, respectively. Loans held-for-sale are excluded from the allowance for credit losses coverage ratios in the table above.

***Allocation of Allowance for Credit Losses**.* The following tables set forth the allowance for credit losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,					
	2022		2021		2020	
	Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
Real estate loans:						
Commercial [(1)]	$ 29,485	87.75 %	$ 26,785	87.40 %	$ 33,005	84.49 %
One-to-four family residential	3,936	4.10	3,545	4.82	207	5.52
Construction and land	324	0.59	169	0.72	1,214	1.95
Home equity and lines of credit	866	3.59	560	2.89	260	2.39
Commercial and industrial	4,114	3.65	3,173	3.70	1,842	5.09
PCD/PCI loans	3,883	0.27	4,732	0.42	881	0.48
Other	9	0.05	9	0.05	198	0.08
Total allowance	$ 42,617	100.00 %	$ 38,973	100.00 %	$ 37,607	100.00 %

[(1)] Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.

Investments

We conduct securities portfolio transactions in accordance with our board-approved investment policy. Northfield Bank's investment policy is reviewed at least annually by the Risk Committee of the Board of Directors. Any changes to the policy are subject to ratification by the full Board of Directors. This policy dictates that investment decisions give consideration to the safety of the investment, liquidity requirements, potential returns, the ability to provide collateral for pledging requirements, and consistency with our interest rate risk management strategy. Our Chief Investment Officer executes our securities portfolio transactions, within policy requirements, with the approval of either the Chief Executive Officer or the Chief Financial Officer. NSB Services Corp.'s and NSB Realty Trust's (which are each Bank subsidiaries) investment officers execute security portfolio transactions in accordance with investment policies that substantially mirror Northfield Bank's investment policy. All purchase and sale transactions are reviewed by the Risk Committee at least quarterly.

Our current investment policy permits investments in mortgage-backed securities, including pass-through securities and real estate mortgage investment conduits ("REMICs"). The investment policy also permits, with certain limitations, investments in debt securities issued by the U.S. Government, agencies of the U.S. Government or U.S. Government-sponsored enterprises ("GSEs"), asset-backed securities, municipal obligations (including bonds, tax anticipation notes and bond anticipation notes), money market mutual funds, federal funds, investment grade corporate bonds, subordinated debt, reverse repurchase agreements, and certificates of deposit.

Northfield Bank's investment policy does not permit investment in common stock of other entities including GSEs, other than our required investment in the common stock of the FHLBNY or as permitted for community reinvestment purposes or to fund Northfield Bank's deferred compensation plan. Northfield Bancorp, Inc. may invest in equity securities of other financial institutions, as well as preferred stock, up to certain limitations. As of December 31, 2022, we did not hold any asset-backed securities other than mortgage-backed securities. Our Board of Directors may change these limitations in the future.

Our current investment policy does permit hedging through the use of derivative instruments such as financial futures or interest rate options and swaps, although we currently have no derivative hedging instruments in place.

At the time of purchase, we designate a security as either held-to-maturity, available-for-sale, or trading, based upon our ability and intent to hold such securities. Trading securities and securities available-for-sale are reported at estimated fair value, and securities held-to-maturity are reported at amortized cost. A periodic review and evaluation of the available-for-sale and held-to-maturity securities portfolios is conducted to determine if the estimated fair value of any security has declined below its carrying value and whether such impairment is other-than-temporary. If such impairment is deemed to be other-than-temporary, the security is written down to a new cost basis and the resulting loss is charged against earnings. The estimated fair values of our securities are obtained from an independent nationally recognized pricing service. At December 31, 2022, our investment portfolio consisted primarily of mortgage-backed securities guaranteed by GSEs, U.S. Government agency securities, corporate debt securities, and, to a lesser extent, municipal bonds, private label mortgage-backed securities, and mutual funds. The market for these securities primarily consists of other financial institutions, insurance companies, real estate investment trusts, and mutual funds.

We purchase mortgage-backed securities insured or guaranteed primarily by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or the Government National Mortgage Association ("Ginnie Mae"), and to a lesser extent, securities issued by private companies (private label). We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Fannie Mae, Freddie Mac, or Ginnie Mae as well as to provide us liquidity to fund loan originations and deposit outflows. In 2008, the Federal Housing Finance Agency placed Freddie Mac and Fannie Mae into conservatorship. The U.S. Treasury Department has established financing agreements to ensure that Freddie Mac and Fannie Mae meet their obligations to holders of mortgage-backed securities that they have issued or guaranteed.

Mortgage-backed securities are securities sold in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as "pass-through" certificates because the principal and interest of the underlying loans is "passed through" pro rata to investors, net of certain costs, including servicing and guarantee fees, in proportion to an investor's ownership in the entire pool. The issuers of such securities pool mortgages and resell the participation interests in the form of securities to investors. The interest rate on the security is lower than the interest rates on the underlying loans to allow for payment of servicing and guaranty fees. Ginnie Mae, a U.S. Government agency, and GSEs, such as Fannie Mae and Freddie Mac, may guarantee the payments, or guarantee the timely payment of principal and interest to investors.

Mortgage-backed securities are more liquid than individual mortgage loans since there is a more active market for such securities. In addition, mortgage-backed securities may be used to collateralize our specific liabilities and obligations. Investments in mortgage-backed securities issued or guaranteed by GSEs involve a risk that actual payments will be greater or less than estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause adjustment of amortization or accretion.

REMICs are a type of mortgage-backed security issued by special purpose entities that aggregate pools of mortgages and mortgage-backed securities and create different classes of securities with varying maturities and amortization schedules, as well as a residual interest, with each class possessing different risk characteristics. The cash flows from the underlying collateral are generally divided into "tranches" or classes that have descending priorities with respect to the distribution of principal and interest cash flows.

The timely payment of principal and interest on these REMICs is generally supported (credit enhanced) in varying degrees by either insurance issued by a financial guarantee insurer, letters of credit, over collateralization, or subordination techniques. Privately issued REMICs and pass-throughs can be subject to certain credit-related risks normally not associated with U.S. Government agency and GSE mortgage-backed securities. The loss protection generally provided by the various forms of credit enhancements is limited, and losses in excess of certain levels are not protected. Furthermore, the credit enhancement itself is subject to the creditworthiness of the credit enhancer. Thus, in the event a credit enhancer does not fulfill its obligations, the holder could be subject to risk of loss similar to a purchaser of a whole loan pool. Management believes that the credit enhancements are adequate to protect us from material losses on our private label mortgage-backed securities investments.

At December 31, 2022, our corporate bond portfolio consisted of securities, all of which were investment-grade, and had remaining maturities generally shorter than five years. Our investment policy provides that we may invest up to 15% of our Tier 1 risk-based capital in corporate bonds from individual issuers which, at the time of purchase, are within the investment-grade ratings from Standard & Poor's, Moody's or Fitch. The maturity of these bonds may not exceed 10 years, and there is no aggregate limit for this security type. Corporate bonds from individual issuers not rated investment grade at the time of purchase, are limited to the lesser of 1% of our total assets or 15% of our Tier 1 risk-based capital, and must have a maturity of less than one year. Aggregate holdings of this security type cannot exceed 5% of our total assets. Aggregate holdings of individual issuers of corporate bonds and commercial paper, both investment grade and non-investment grade, are not to exceed 50% of Tier 1 capital of the Company. Additionally, at the time of purchase, management performs due diligence to conclude that the security meets the regulatory standard for investment grade. Bonds that subsequently experience a decline in credit rating below investment grade are monitored at least quarterly.

The following table sets forth the amortized cost and estimated fair value of our available-for-sale and held-to-maturity securities portfolios (excluding FHLBNY common stock) at the dates indicated. As of December 31, 2022, 2021, and 2020, we also had a trading portfolio with a fair value of $10.8 million, $13.5 million and $12.3 million, respectively, consisting of mutual funds quoted in actively traded markets. These securities are utilized to fund non-qualified deferred compensation obligations.

	At December 31,					
	2022		2021		2020	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)					
Debt securities available-for-sale:						
U.S. Government agency securities	$ 76,150	$ 72,076	$ 2,344	$ 2,290	$ 3,168	$ 3,158
Mortgage-backed securities:						
Pass-through certificates:						
GSEs	472,963	432,618	579,035	581,406	270,867	281,343
REMICs:						
GSEs	280,870	264,724	390,755	391,710	884,414	890,965
Non-GSEs	—	—	—	—	4	4
Other debt securities:						
Municipal bonds	21	21	71	72	122	123
Corporate bonds	189,603	182,734	233,311	232,759	87,319	88,418
Asset-backed securities	—	—	—	—	779	794
Total debt securities available-for-sale	$ 1,019,607	$ 952,173	$ 1,205,516	$ 1,208,237	$ 1,246,673	$ 1,264,805

	At December 31,					
	2022		2021		2020	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)					
Securities held-to-maturity:						
Mortgage-backed securities:						
Pass-through certificates - GSEs	$ 10,760	$ 10,389	$ 5,283	$ 5,475	$ 7,234	$ 7,574
Total securities held-to-maturity	$ 10,760	$ 10,389	$ 5,283	$ 5,475	$ 7,234	$ 7,574

The following table sets forth the amortized cost and estimated fair value of securities as of December 31, 2022, for issuers that exceeded 10% of our stockholders' equity as of that date:

| | At December 31, 2022 | |
	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)	
U.S. Government agency securities	$ 76,150	$ 72,076
Mortgage-backed securities:		
Freddie Mac	$ 163,708	$ 155,270
Fannie Mae	$ 446,934	$ 407,944
Ginnie Mae	$ 153,951	$ 144,517

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2022, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. All of our securities at December 31, 2022, were taxable with the exception of our U.S. Government agency securities and municipal portfolio. Weighted average yield is based on amortized cost.

| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | | Total | | |
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)										
Securities available-for-sale:											
U.S. Government agency securities:	$ 75,000	2.13 %	$ —	— %	$ 1,150	3.14 %	$ —	— %	$ 76,150	$ 72,076	2.14 %
Mortgage-backed securities:											
Pass-through certificates:											
GSEs	5,586	3.26 %	32,060	2.71 %	185,740	2.38 %	249,577	2.30 %	472,963	432,618	2.37 %
REMICs:											
GSE	99	3.96 %	14,470	2.23 %	6,696	2.76 %	259,605	2.97 %	280,870	264,724	2.93 %
	$ 5,685	3.27 %	$ 46,530	2.56 %	$ 192,436	2.39 %	$ 509,182	2.64 %	$ 753,833	$697,342	2.58 %
Other debt securities:											
Municipal bonds	21	3.41 %	—	— %	—	— %	—	— %	21	21	3.41 %
Corporate bonds	79,137	2.08 %	110,466	2.14 %	—	— %	—	— %	189,603	182,734	2.11 %
	$ 79,158	2.08 %	$ 110,466	2.14 %	$ —	— %	$ —	— %	$ 189,624	$182,755	2.11 %
Total securities available-for-sale	$ 159,843	2.15 %	$ 156,996	2.26 %	$ 193,586	2.39 %	$ 509,182	2.64 %	$1,019,607	$952,173	2.46 %
Securities held-to-maturity:											
Mortgage-backed securities:											
Pass-through certificates:											
GSEs	$ —	— %	$ —	— %	$ —	— %	$ 10,760	4.29 %	$ 10,760	$ 10,389	4.29 %
Total securities held-to-maturity	$ —	— %	$ —	— %	$ —	— %	$ 10,760	4.29 %	$ 10,760	$ 10,389	4.29 %

Sources of Funds

General. Deposits traditionally have been our primary source of funds for our securities and lending activities. We also borrow from the FHLBNY and other financial institutions to supplement cash flow needs, to manage the maturities of liabilities for interest rate and investment risk management purposes, and to manage our cost of funds. Our additional sources of funds are the proceeds of loan sales, scheduled loan and investment payments, maturing investments, loan prepayments, brokered deposits, and stockholders' equity, including retained earnings.

Deposits. We accept deposits primarily from the areas in which our offices are located. We rely on our convenient locations, customer service, and competitive products and pricing to attract and retain deposits. We offer a variety of deposit accounts to businesses, consumers and municipalities with a range of interest rates and terms. Our deposit accounts consist of transaction accounts (NOW and interest and non-interest bearing checking accounts), savings accounts (money market, passbook, and statement savings), and certificates of deposit, including individual retirement accounts. We accept brokered deposits when it is deemed cost effective. At December 31, 2022 and 2021, we had brokered deposits totaling $390.0 million and $31.0 million, respectively. In addition, municipal deposits which primarily consist of funds from local government entities domiciled in New Jersey, and are a significant source of funds, totaled $604.7 million, or 14.6% of our total deposits at December 31, 2022. At December 31, 2021, municipal deposits totaled $633.5 million, or 15.2% of our total deposits. Municipal deposits are primarily secured by mortgaged-backed securities.

Uninsured deposits were estimated at $1.54 billion and $1.64 billion at December 31, 2022, and December 31, 2021, respectively. As of those dates we had no deposits that were uninsured for any reason other than being in excess of the $250,000 limit for federal deposit insurance.

The following table provides the uninsured portion of certificates of deposit at December 31, 2022, by account, with a maturity of:

	December 31, 2022
	(Dollars in thousands)
Three months or less	$ 11,512
Over three months through six months	12,436
Over six months through one year	1,434
Over one year	5,235
Total	$ 30,617

As of December 31, 2022, the aggregate amount of our outstanding certificates of deposit in amounts greater than $250,000 was $56.8 million. The following table sets forth the maturity of these certificates at December 31, 2022:

	December 31, 2022
	(Dollars in thousands)
Three months or less	$ 18,762
Over three months through six months	18,436
Over six months through one year	7,684
Over one year	11,905
Total	$ 56,787

Interest rates offered on deposit accounts generally are established weekly, while maturity terms, service fees, and withdrawal penalties are reviewed on a periodic basis. Deposit rates and terms are based primarily on current operating strategies, market interest rates, and liquidity requirements.

At December 31, 2022, we had $740.0 million in certificates of deposit, of which $685.3 million had remaining maturities of one year or less.

The following table sets forth the distribution of our average total deposit accounts, by account type, for the periods indicated:

		For the Year Ended December 31,							
	2022			**2021**			**2020**		
	Average Balance	**Percent**	**Weighted Average Rate**	**Average Balance**	**Percent**	**Weighted Average Rate**	**Average Balance**	**Percent**	**Weighted Average Rate**
			(Dollars in thousands)						
Non-interest bearing demand	$ 907,603	20.95 %	— %	$ 812,805	19.68 %	— %	$ 529,138	13.94 %	— %
NOW and interest bearing demand	1,291,370	29.82	0.14 %	1,085,259	26.28	0.07 %	787,351	20.74	0.30 %
Money market accounts	572,075	13.21	0.13 %	594,081	14.38	0.11 %	609,426	16.05	0.51 %
Savings	1,034,603	23.89	0.11 %	1,132,212	27.42	0.14 %	959,857	25.29	0.50 %
Certificates of deposit	525,557	12.13	1.27 %	505,472	12.24	0.63 %	910,444	23.98	1.65 %
Total deposits	$4,331,208	100.00 %	0.24 %	$4,129,829	100.00 %	0.15 %	$3,796,216	100.00 %	0.67 %

Borrowings. Our borrowings consist primarily of advances from the FHLBNY as well as securities sold under agreements to repurchase (repurchase agreements) with third-party financial institutions. As of December 31, 2022, our FHLB advances totaled $547.0 million, or 11.2%, of total liabilities, repurchase agreements totaled $25.0 million, or 0.5%, and floating rate advances and other interest-bearing liabilities totaled $11.9 million, or 0.2%, of total liabilities. At December 31, 2022, the Company had the ability to obtain additional funding from the FHLBNY and Federal Reserve Bank discount window of approximately $1.9 billion, utilizing unencumbered securities of $359.9 million and multifamily loans of $1.6 billion. Repurchase agreements are primarily secured by mortgage-backed securities. Advances from the FHLBNY are secured by our investment in the common stock of the FHLBNY as well as by pledged mortgage-backed securities and loans.

The following table sets forth information concerning balances and interest rates on our borrowings at and for the years indicated:

		At Or For the Years Ended December 31,				
		2022		**2021**		**2020**
		(Dollars in thousands)				
Balance at end of year	$	583,859	$	421,755	$	591,789
Average balance during year	$	413,697	$	501,523	$	645,305
Maximum outstanding at any month end	$	583,859	$	592,170	$	776,979
Weighted average interest rate at end of year		3.11 %		2.13 %		2.08 %
Weighted average interest rate during year		2.25 %		2.08 %		2.03 %

Subordinated Debt. On June 17, 2022, the Company issued $62.0 million in aggregate principal amount of fixed-to-floating subordinated notes (the "Notes") to certain institutional investors. The Notes mature on June 30, 2032, unless redeemed earlier. The Notes initially bear interest, payable semi-annually in arrears, at a fixed rate of 5.00% per annum until June 30, 2027. Beginning June 30, 2027 and until maturity or redemption, the interest rate applicable to the outstanding principal amount of the Notes due will reset quarterly to an interest rate per annum equal to the then current three-month Secured Overnight Financing Rate plus 200 basis points, payable quarterly in arrears. The Company has the option to redeem the Notes, at par and in whole or in part, beginning on June 30, 2027 and to redeem the Notes at any time in whole upon certain other events. Any redemption of the Notes will be subject to prior regulatory approval to the extent required.

Human Capital

At December 31, 2022, the Company had 395 full-time employees and nine part-time employees, located primarily in the states of New York and New Jersey, of which approximately 68% were women and 43% were minorities. We welcome and promote diversity and inclusion to achieve exceptional business results and a sustainable competitive advantage. We are focused on attracting, developing and retaining employees with diverse backgrounds and experiences whose contributions can maximize our financial and strategic growth objectives and build long-term stockholder value. Our core values of trust, respect and excellence, coupled with our vision of being a high-performing socially responsible community bank where employees want to work, customers want to bank, and stockholders want to invest, promotes innovation, increases business value, and enriches our corporate culture. We believe our relationship with our employees is good. We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements. Key items related to our human capital are described below.

Compensation and Benefits. We offer employees competitive short-term and long-term compensation that we periodically benchmark to market data utilizing third party consultants specialized in employee compensation and retention. We provide a comprehensive and competitive portfolio of health and welfare benefits including medical, dental and vision insurance, life insurance, short-term disability, and various expense reimbursement programs. We sponsor a 401(k) plan, which provides eligible employees the opportunity to invest a portion of their pre-tax and after-tax base salary, up to regulatory limits, in professionally managed investment options, and self-directed brokerage accounts. Over time, we match up to 50% of employee contributions up to the first 6% of compensation, as defined, based on years of service. We also maintain the Northfield Bank Employee Stock Ownership Plan (the "ESOP") for eligible employees. The ESOP is a tax-qualified plan invested in our common stock. The ESOP provides employees with the opportunity to receive a funded retirement benefit based on the value of our common stock, and years of service, as defined, and is 100% funded by Northfield Bank.

Employee Engagement. We partner with various third parties to measure employee engagement and satisfaction, and through efforts of our internal employee engagement team, develop action plans for continued improvement. We have introduced virtual town hall meetings for all employees, opening the lines of communications and answering employee questions and concerns. In conjunction with the town hall meetings, internal focus groups, and employee engagement chats, periodically surveys are completed related to well-being, compensation, benefits, and our core values. These surveys provided insight into our employees' needs and preferences, which we consider in future program development.

Diversity, Equity and Inclusion. We prioritize diversity, equity, and inclusion which are important components of our core values. We are dedicated to providing a culture of inclusion that supports the diversity of our customers, employees, business partners, and communities. Our team members represent diverse backgrounds, perspectives, and experiences that are reflective of the communities and customers we serve. The unique capabilities and talents that they invest in their work represent who we are as an organization. Our recruiting efforts include participation in select venues that provide us opportunities to identify and select from a diverse group of candidates for all open positions based on critical skill sets of each position. We are dedicated to providing a workplace for our employees that is inclusive, supportive, and free of discrimination or harassment. We recognize and reward our employees based on their individual results and performance; and promote a respectful work environment that values characteristics and differences that make each of our employees unique.

Learning and Development. We encourage and support continued education and the ongoing growth and development of our employees. We seek, wherever feasible, to fill open positions internally through promotion and transfer from within the Company. Ongoing learning and career development is advanced through bi-annual performance and development conversations between associates and their managers, internally developed training programs, customized corporate training engagements, professional career coaching and educational reimbursement programs. Reimbursement is available to employees enrolled in pre-approved degree or certification programs at accredited entities that teach skills or knowledge relevant to our business and employee job duties.

Safety and Wellness. The safety, health and wellness of our employees is a top priority. On a regular basis, we promote the health and wellness of our employees by encouraging work-life balance, offering flexible work schedules, and encouraging and sponsoring various wellness programs.

Subsidiary Activities

Northfield-Bancorp, Inc. owns 100% of Northfield Investments, Inc., an inactive New Jersey investment company, and 100% of Northfield Bank. Northfield Bank owns 100% of NSB Services Corp., a Delaware corporation, which in turn owns 100% of the voting common stock of NSB Realty Trust. NSB Realty Trust is a Maryland real estate investment trust that holds mortgage loans, mortgage-backed securities and other investments. These entities enable us to segregate certain assets for management purposes, and or borrow against assets or stock of these entities for liquidity purposes. At December 31, 2022, Northfield Bank's investment in NSB Services Corp. was $828.4 million, and NSB Services Corp. had assets of $829.0 million and liabilities of $521,000 at that date. At December 31, 2022, NSB Services Corp.'s investment in NSB Realty Trust was $828.5 million, and NSB Realty Trust had $828.6 million in assets, and liabilities of $12,000 at that date.

Expense and Tax Allocation Agreements

Northfield Bank has an agreement with Northfield Bancorp, Inc. to provide it with certain administrative support services, whereby Northfield Bank will be compensated at not less than the fair market value of the services provided. In addition, Northfield Bank and Northfield Bancorp, Inc. have an agreement for allocating and reimbursing Northfield Bancorp, Inc. for Northfield Bank's portion of its consolidated tax liability.

SUPERVISION AND REGULATION

General

Northfield Bank is a federally chartered savings bank that is regulated, examined, and supervised by the OCC and the FDIC. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the FDIC's Deposit Insurance Fund and depositors, and not for the protection of security holders. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity, and sensitivity to market interest rates. Northfield Bank also is regulated to a lesser extent by the FRB, governing reserves to be maintained against deposits and other matters, including payments of dividends. The OCC examines Northfield Bank and prepares reports for the consideration of its Board of Directors on any operating deficiencies. Northfield Bank's relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of Northfield Bank's loan documents. Northfield Bank is also a member of and owns stock in the FHLBNY, which is one of the 11 regional banks in the FHLB System.

As a savings and loan holding company, Northfield Bancorp, Inc. is required to comply with the rules and regulations of the FRB. It is required to file certain reports with and is subject to examination by and the enforcement authority of the FRB. Northfield Bancorp, Inc. is also subject to the rules and regulations of the SEC under the federal securities laws.

Any change in applicable laws or regulations, whether by the FDIC, the OCC, the FRB, the SEC, or Congress, could have a material adverse effect on Northfield Bancorp, Inc. and Northfield Bank and their operations.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Northfield Bank and Northfield Bancorp, Inc. The description is limited to certain material aspects of the statutes and regulations addressed and is not intended to be a complete description of such statutes and regulations and their effects on Northfield Bank and Northfield Bancorp, Inc.

Business Activities

A federal savings bank derives its lending and investment powers from the Home Owners' Loan Act, as amended, and the regulations of the OCC. Under these laws and regulations, Northfield Bank may originate mortgage loans secured by residential and commercial real estate, commercial business loans, and consumer loans, and it may invest in certain types of debt securities and certain other assets. Certain types of lending, such as commercial and consumer loans, are subject to aggregate limits calculated as a specified percentage of Northfield Bank's capital or assets. Northfield Bank also may establish subsidiaries that may engage in a variety of activities, including some that are not otherwise permissible for Northfield Bank, including real estate investment and securities and insurance brokerage.

Loans-to-One-Borrower

We generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of Northfield Bank's unimpaired capital and unimpaired surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and unimpaired surplus, if the loan is secured by readily marketable collateral, which is defined to include certain financial instruments and bullion, but generally does not include real estate. As of December 31, 2022, we were in compliance with our loans-to-one-borrower limitations.

Qualified Thrift Lender Test

As a federally chartered savings bank, Northfield Bank is required to satisfy a qualified thrift lender ("QTL") test, under which we either must qualify as a "domestic building and loan" association as defined by the Internal Revenue Code or maintain at least 65% of our "portfolio assets" in "qualified thrift investments." "Qualified thrift investments" consist primarily of residential mortgages and related investments, including mortgage-backed and related securities. "Portfolio assets" generally mean total assets less specified liquid assets up to 20% of total assets, goodwill, and other intangible assets and the value of property used to conduct business. A savings bank that fails the QTL test must operate under specified restrictions. Federal law also makes noncompliance with the QTL test subject to agency enforcement action for a violation of law. As of December 31, 2022, we maintained 77.8% of our portfolio assets in qualified thrift investments and, therefore, we met the QTL test.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe for insured depository institutions under its jurisdiction standards relating to, among other things, internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, employee compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to submit or implement an acceptable plan, the appropriate federal banking agency may issue an enforceable order requiring correction of the deficiencies.

Capital Requirements

Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital generally is defined as common stockholders' equity and retained earnings. Tier 1 capital generally is defined as common equity Tier 1 plus additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and certain other items. In assessing an institution's capital adequacy, the OCC takes into consideration, not only these numeric factors, but qualitative adjustments as well, and has the authority to establish higher capital requirements for individual institutions when deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The federal banking agencies, including the OCC, are required to specify for qualifying institutions with less than $10 billion of assets, an alternative "community bank leverage ratio" that ranges between 8% to 10% of consolidated assets. Institutions with capital levels meeting or exceeding the specified requirement and choosing the alternative regulatory capital framework are considered to comply with the applicable regulatory capital requirements, including all risk-based requirements. The elective community bank leverage ratio has been currently established at 9.0% Tier 1 capital to average total consolidated assets. Eligible institutions may opt into and out of the community bank ratio framework on their quarterly call report. Northfield Bank elected to opt into the new framework effective March 31, 2020.

As of December 31, 2022, Northfield Bancorp, Inc. and Northfield Bank exceeded all capital adequacy requirements to which they were subject. Further, the most recent OCC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations discussed below. See Note 16 of the Notes to the Consolidated Financial Statements for further discussion about Regulatory Requirements.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulators take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the applicable regulations, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

The regulations provide that a capital restoration plan must be filed with the OCC within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any holding company for the savings institution required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5.0% of the savings institution's assets at the time it was notified or deemed to be undercapitalized by the OCC, or the amount necessary to restore the savings institution to adequately capitalized status. This guarantee remains in place until the OCC notifies the savings institution that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the OCC has the authority to require payment and collect payment under the guarantee. Various restrictions, including on growth and capital distributions, also apply to "undercapitalized" institutions. If an "undercapitalized" institution fails to submit an acceptable capital plan, it is treated as "significantly undercapitalized." "Significantly undercapitalized" institutions must comply with one or more additional restrictions including, but not limited to, an order by the OCC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss officers or directors and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

The previously referenced final rule that establishes an elective "community bank leverage ratio" provides that a qualifying institution whose Tier 1 capital equals or exceeds the specified community bank leverage ratio and opts into that framework will be considered to be "well capitalized" for purposes of prompt corrective action.

Capital Distributions

Federal regulations restrict "capital distributions" by savings institutions. For purposes of the regulations, capital distributions generally include cash dividends and other transactions charged to the capital account of a savings institution. A federal savings institution must file an application with the OCC for approval of the capital distribution if:

- the total capital distributions for the applicable calendar year exceeds the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years that is still available for dividend;
- the institution would not be at least adequately capitalized following the distribution;
- the distribution would violate any applicable statute, regulation, agreement or written regulatory condition; or
- the institution is not eligible for expedited review of its filings (i.e., generally, institutions that do not have safety and soundness, compliance and Community Reinvestment Act ratings in the top two categories or fail a capital requirement).

A savings institution that is a subsidiary of a holding company, which is the case with Northfield Bank, must file a notice with the FRB at least 30 days before the Board of Directors declares any dividend and receives FRB non-objection to the payment of the dividend.

Applications or notices may be denied if the institution will be undercapitalized after the proposed dividend, the proposed dividend raises safety and soundness concerns or the proposed dividend would violate a law, regulation enforcement order, or regulatory condition.

In the event that a savings institution's capital falls below its regulatory requirements or it is notified by the regulatory agency that it is in need of more than normal supervision, its ability to make capital distributions would be restricted. In addition, any proposed capital distribution could be prohibited if the regulatory agency determines that the distribution would constitute an unsafe or unsound practice.

Transactions with Related Parties

A savings institution's authority to engage in transactions with related parties or "affiliates" is limited by Sections 23A and 23B of the Federal Reserve Act and its implementing regulation, FRB Regulation W. The term "affiliate" generally means any company that controls or is under common control with an institution, including Northfield Bancorp, Inc. and its non-savings institution subsidiaries (although certain subsidiaries of the institution itself are not considered affiliates). Applicable law limits the aggregate amount of "covered" transactions with any individual affiliate, including loans to the affiliate, to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain covered transactions with affiliates, such as loans to or guarantees issued on behalf of affiliates, are required to be secured by specified amounts of collateral. Purchasing low quality assets from affiliates is generally prohibited. Regulation W also provides that transactions with affiliates, including covered transactions, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited by law from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

Authority to extend credit to executive officers, directors and 10% or greater shareholders (insiders), as well as entities controlled by insiders, is governed by Sections 22(g) and 22(h) of the Federal Reserve Act and its implementing regulation, FRB Regulation O. Among other things, loans to insiders must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for bank-wide lending programs that do not discriminate in favor of insiders. Regulation O also places individual and aggregate limits on the amount of loans that may be made to insiders based, in part, on the institution's capital position, and requires that certain prior board approval procedures be followed. Extensions of credit to executive officers are subject to additional restrictions on the types and amounts of loans that may be made. At December 31, 2022, Northfield Bank was in compliance with these regulations.

Enforcement

The OCC has primary enforcement responsibility over federal savings institutions, including the authority to bring enforcement action against "institution-related parties," including officers, directors, certain shareholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or "cease and desist" order to removal of officers and/or directors of the institution, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions. The maximum penalties that can be assessed are generally based on the type and severity of the violation, unsafe and unsound practice or other action, and are adjusted annually for inflation.

Deposit Insurance

Northfield Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in Northfield Bank are insured up to a maximum of $250,000 for each separately insured depositor by the FDIC.

The FDIC assesses insured depository institutions to maintain the Deposit Insurance Fund. Under the FDIC's risk-based assessment system, institutions deemed less risky pay lower assessments. Assessments for institutions with less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The FDIC has authority to increase insurance assessments and adopted a final rule in October 2022 to increase initial base deposit insurance assessment rates by two basis points beginning in the first quarterly assessment period of 2023. As a result, effective January 1, 2023, assessment rates for institutions of Northfield Bank's size range from 2.5 to 42 basis points. Any significant future increases would have an adverse effect on the operating expenses and results of operations of Northfield Bank. Future insurance assessments cannot be predicted.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed in writing. Management of Northfield Bank does not know of any practice, condition, or violation that may lead to termination of the Northfield Bank's deposit insurance.

Federal Home Loan Bank System

Northfield Bank is a member of the FHLBNY, and therefore is a member of the FHLB System, which consists of 11 regional FHLBs. The FHLB System provides a central credit facility primarily for member institutions. Members of the FHLB are required to acquire and hold a specified amount of shares of FHLB capital stock. Northfield Bank was in compliance with this requirement at December 31, 2022.

Community Reinvestment Act and Fair Lending Laws

Savings institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on certain activities such as branching and acquisitions. On May 5, 2022, the OCC released a notice of proposed rulemaking to strengthen and modernize the Community Reinvestment Act regulations and framework. In the most recent Community Reinvestment Act Public Disclosure issued by the OCC as of March 9, 2020, Northfield Bank was rated "Satisfactory."

Other Regulations

Interest and other charges collected or contracted for by Northfield Bank are subject to state usury laws and federal laws concerning interest rates. Northfield Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one-to-four family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;
- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
- Flood Disaster Protection Act, requiring flood insurance of collateral properties located in designated flood zones;
- Servicemembers Civil Relief Act, a program that provides a wide range of protections in lending for individuals entering, called to active duty in the military, or deployed service members; and
- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Northfield Bank also are subject to the:

- Truth in Savings Act and Regulation DD, which requires disclosures of deposit terms to consumers;

- Regulation CC, which relates to the availability of deposit funds to consumers;

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- The USA PATRIOT Act, which requires banks and savings institutions to, among other things, establish broadened anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement pre-existing compliance requirements that apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties and requires all financial institutions offering products or services to retail customers to provide such customers with the financial institution's privacy policy and allow such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

Northfield Bancorp, Inc. is a unitary savings and loan holding company subject to regulation and supervision by the FRB. The FRB has enforcement authority over Northfield Bancorp, Inc. and its non-savings institution subsidiaries. Among other things, that authority permits the FRB to restrict or prohibit activities that are determined to be a risk to Northfield Bank.

The business activities of savings and loan holding companies are generally limited to those activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve Board, and certain additional activities authorized by Federal Reserve Board regulations, unless the holding company has elected "financial holding company" status. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. Northfield Bancorp Inc. has not elected financial holding company status. Federal law generally prohibits the acquisition of more than 5% of a class of voting stock of a company engaged in impermissible activities.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or savings and loan holding company without prior written approval of the FRB and from acquiring or retaining control of any depository institution not insured by the FDIC. In evaluating applications by savings and loan holding companies to acquire savings institutions, the FRB must consider such things as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the institution, the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors. An acquisition by a savings and loan holding company of a savings institution in another state to be held as a separate subsidiary may not be approved unless it is a supervisory acquisition under Section 13(k) of the Federal Deposit Insurance Act or the law of the state in which the target is located authorizes such acquisitions by out-of-state companies.

Savings and loan holding companies above $3 billion in consolidated assets, such as Northfield Bancorp, Inc., are subject to consolidated regulatory capital requirements that are as stringent as those required for their insured depository subsidiaries. Consolidated regulatory capital requirements identical to those applicable to the subsidiary depository institutions (including the community bank leverage ratio alternative) also apply to savings and loan holding companies. Northfield Bancorp, Inc. exceeded the FRB's consolidated capital requirements as of December 31, 2022.

Federal law applies the FRB's "source of strength" doctrine to savings and loan holding companies. The FRB has issued regulations implementing the "source of strength" policy that requires holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity, and other support in times of financial stress.

The FRB has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank and savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital requirements, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The guidance also provides for prior consultation with supervisory staff for material increases in the amount of a company's common stock dividend. The ability of a holding company to pay dividends may also be restricted if a subsidiary bank becomes undercapitalized. Regulatory guidance specifies that a holding company should advise FRB supervisory staff prior to redeeming or repurchasing common or perpetual preferred stock, to provide opportunity for supervisory review, and possible objection, when the holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurs. These regulatory policies could affect the ability of Northfield Bancorp, Inc. to pay dividends, repurchase common stock or otherwise engage in capital distributions.

Federal Securities Laws

Northfield Bancorp, Inc.'s common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended. Northfield Bancorp, Inc. is subject to the information, proxy solicitation, insider trading restrictions, and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. Northfield Bancorp, Inc. has policies, procedures and systems designed to comply with the Sarbanes-Oxley Act.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company, such as Northfield Bancorp, Inc., unless the FRB has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under the Change in Bank Control Act, means ownership, control of or the power to vote 25% or more of any class of voting stock. Acquisition of more than 10% of any class of a savings and loan holding company's voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with Northfield Bancorp, Inc., the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Federal Taxation

General. Northfield Bank and Northfield Bancorp, Inc. are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Northfield Bancorp, Inc.'s consolidated federal tax returns are not currently under audit.

The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Northfield Bancorp, Inc. or Northfield Bank.

Method of Accounting. For federal income tax purposes, Northfield Bancorp, Inc. currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Bad Debt Reserves. Historically, Northfield Bank was subject to special provisions in the tax law applicable to qualifying savings banks regarding allowable tax bad debt deductions and related reserves. Tax law changes were enacted in 1996 that eliminated the ability of savings banks to use the percentage of taxable income method for computing tax bad debt reserves for tax years after 1995, and required recapture into taxable income over a six-year period of all bad debt reserves accumulated after a savings bank's last tax year beginning before January 1, 1988. Northfield Bank recaptured its post December 31, 1987, bad-debt reserve balance over the six-year period ended December 31, 2004. Northfield Bancorp, Inc. is required to use the specific charge-off method to account for tax bad debt deductions.

Taxable Distributions and Recapture. Prior to 1996, bad debt reserves created prior to 1988 were subject to recapture into taxable income if Northfield Bank failed to meet certain thrift asset and definitional tests or made certain distributions. Tax law changes in 1996 eliminated thrift-related recapture rules. However, under current law, pre-1988 tax bad debt reserves remain subject to recapture if Northfield Bank makes certain non-dividend distributions, repurchases any of its common stock, pays dividends in excess of earnings and profits, or fails to qualify as a "bank" for tax purposes. At December 31, 2022, the total federal pre-base year bad debt reserve of Northfield Bank was approximately $5.9 million.

Corporate Dividends-Received Deduction. Northfield Bancorp, Inc. may exclude from its federal taxable income 100% of dividends received from Northfield Bank as a wholly-owned subsidiary by filing consolidated tax returns. Through December 31, 2017, the corporate dividends-received deduction was 80% in the case of dividends received from a corporation in which a corporate recipient owns at least 20% of its stock, and corporations that own less than 20% of the stock of a corporation distributing a dividend could deduct only 70% of dividends received or accrued on their behalf. Effective January 1, 2018, the dividends received deduction decreased from 80% to 65% and 70% to 50% for corporate recipients owning at least 20% or less than 20%, respectively, of a corporation's stock.

Inflation Reduction Act of 2022. The Inflation Reduction Act, which was signed into law on August 16, 2022, among other things, implements a new alternative minimum tax of 15% on corporations with profits in excess of $1 billion, a 1% excise tax on stock repurchases, and several tax incentives to promote clean energy and climate initiatives. These provisions are effective beginning January 1, 2023.

State Taxation

New York State Taxation. In 2014, New York State enacted significant and comprehensive reforms to its corporate tax system that went into effect January 1, 2015. The legislation resulted in significant changes to the method of calculating income taxes for banks, including changes to future period tax rates, rules relating to the sourcing of income, and the elimination of the banking corporation tax so that banking corporations are taxed under New York State's corporate franchise tax. The corporate franchise tax is based on the combined entire net income of the Company and its affiliates allocable and apportionable to New York State and taxed at a rate of 7.25%. New York State also imposes the Metropolitan Transportation Authority ("MTA") Tax Surcharge allocable to business activities carried on in the Metropolitan Commuter Transportation District. The MTA surcharge rate for 2022 was 30.0%, and will remain at 30.0% until otherwise adjusted.

New York City Taxation. Northfield Bank reports income on a calendar year basis to New York City and is subject to the New York City Financial Corporation Tax calculated, subject to a New York City income and expense allocation, on a similar basis as the New York State Tax, at a rate of 8.85%.

Our New York State tax returns are currently under audit for tax years 2015 through 2017.

New Jersey State Taxation. Northfield Bancorp, Inc. and Northfield Bank file New Jersey Corporation Business Tax returns on a calendar year basis. Generally, the income derived from New Jersey sources is subject to New Jersey tax. Northfield Bancorp, Inc. and Northfield Bank pay the greater of the corporate business tax at 9% of taxable income or the minimum tax of $2,000 per entity. On July 1, 2018, the State of New Jersey enacted new legislation that imposes a temporary surtax of 2.5% for tax years beginning on or after January 1, 2018 through December 31, 2019, and of 1.5% for tax years beginning on or after January 1, 2020 through December 31, 2021. On September 29, 2020, the state extended the 2.5% surtax through December 31, 2023, retroactively to tax years beginning January 1, 2020. The legislation also requires combined filing for certain members of an affiliated group for tax years beginning on or after January 1, 2019. In May 2019, the State of New Jersey issued a tax technical bulletin, subsequently revised in December 2019, which gives guidance on the treatment of real estate investment trusts in connection with the combined reporting for New Jersey corporate business tax purposes. Real estate investment trusts and investment companies will be excluded from the combined group and will continue to file separate New Jersey tax returns.

Delaware State Taxation. As a Delaware business corporation, Northfield Bancorp, Inc. is required to file an annual report with and pay franchise taxes to the state of Delaware.

ITEM 1A.   RISK FACTORS

The material risks and uncertainties that management believes affect us are described below. You should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference herein as well as in other documents we file with the SEC. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors. See also, "Forward-Looking Statements."

Risks Related to Our Lending Activities

The level of our commercial real estate loan portfolio subjects us to additional regulatory scrutiny.

The OCC and the other federal bank regulatory agencies have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multifamily and non-farm residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital.

Based on these factors we have a concentration in multifamily and commercial real estate lending, as such loans represent approximately 455.8% of Northfield Bank's capital as of December 31, 2022. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment, and monitoring through market analysis and stress testing. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us or that may result in a curtailment of our multifamily and commercial real estate lending and/or the requirement that we maintain higher levels of regulatory capital, either of which would adversely affect our loan originations and profitability.

Our concentration in multifamily loans and commercial real estate loans could expose us to increased lending risks and related credit losses.

Our current business strategy is to continue to originate multifamily loans and, to a lesser extent, other commercial real estate loans. At December 31, 2022, $3.72 billion, or 88.0%, of our loan portfolio held-for-investment, net, consisted of multifamily and other commercial real estate loans.

These types of loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the sale of such properties securing the loans. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. Also, many of our borrowers have more than one of these types of loans outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan.

In addition, if loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for credit losses and adversely affect our operating results and financial condition.

Our New York State multifamily loan portfolio could be adversely impacted by changes in legislation or regulation.

On June 14, 2019, the New York State legislature passed the Housing Stability and Tenant Protection Act of 2019, impacting about one million rent regulated apartment units. Among other things, the legislation: (i) curtails rent increases from material capital improvements and individual apartment improvements; (ii) all but eliminates the ability for apartments to exit rent regulation; (iii) does away with vacancy decontrol and high-income deregulation; and (iv) repealed the 20% vacancy bonus. This legislation generally limits a landlord's ability to increase rents on rent-regulated apartments and makes it more difficult to convert rent regulated apartments to market rate apartments. As a result, the value of the collateral located in New York State securing our multifamily loans or the future net operating income of such properties could potentially become impaired.

Uncertainties associated with increased loan originations may result in errors in judging collectability, which may lead to additional provisions for credit losses or charge-offs, which would negatively affect our financial condition and results of operations.

Increasing loan originations would likely require us to lend to borrowers with which we have limited experience. Accordingly, we would not have a significant payment history pattern with which to judge future collectability. Further, newly originated loans have not been subjected to unfavorable economic conditions. As a result, it may be difficult to predict the future performance of newly originated loans. These loans may have delinquency or charge-off levels above our recent historical experience, which could adversely affect our future performance.

If our allowance for credit losses is not sufficient to cover actual credit losses, our earnings and capital could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers, the value of the real estate and other assets serving as collateral for the repayment of many of our loans, and expectations on payments based on forecasted economic conditions. In determining the amount of the allowance for credit losses, we review our loans and our loss and delinquency experience, as well as the experience of other similarly situated institutions, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, if delinquencies, non-accrual or non-performing loans increase, or macroeconomic conditions are worse than anticipated, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance. Material additions to our allowance would materially decrease our net income.

Effective January 1, 2021, the Company adopted Accounting Standards Update ("ASU"), F*inancial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") or "CECL"*, which makes significant changes to the accounting for credit losses on financial instruments presented on an amortized cost basis, such as our loans held for investment, and disclosures about them. The CECL model requires an estimate of expected credit losses, measured over the contractual life of an instrument, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. The standard provides significant flexibility and requires a high degree of judgment with regards to pooling financial assets with similar risk characteristics and adjusting the relevant historical loss information and economic conditions in order to develop an estimate of expected lifetime losses. Providing for losses over the life of our loan portfolio is a change to the previous method of providing allowances for loan losses that are probable and incurred. This change may require us to increase our allowance for credit losses in future periods, and greatly increases the types of data we need to collect and review to determine the appropriate level of the allowance for credit losses. It may also result in even small changes to future forecasts having a significant impact on the allowance, which could make the allowance more volatile. Any requirement to increase our allowance for credit losses on loans could have a material adverse effect on our financial condition and results of operations.

In addition, bank regulators periodically review our allowance for credit losses and, based on information available to them at the time of their review, may require us to increase our allowance for credit losses or recognize further loan charge-offs. An increase in our allowance for credit losses on loans or loan charge-offs as a result of these regulatory reviews may have a material adverse effect on our financial condition and results of operations. In addition, any future credit deterioration could require us to increase our allowance for credit losses.

The foreclosure process may adversely impact the Bank's recoveries on non-performing loans.

The judicial foreclosure process is protracted, especially in New Jersey, where foreclosure timelines remain among the longest in the nation, which delays our ability to resolve non-performing loans through the sale of the underlying collateral. The longer timelines have been the result of the economic crisis, additional consumer protection initiatives related to the foreclosure process, increased documentary requirements and judicial scrutiny, and, both voluntary and mandatory programs under which lenders may consider loan modifications or other alternatives to foreclosure. These reasons, historical issues at the largest mortgage loan servicers, and the legal and regulatory responses have impacted the foreclosure process and completion time of foreclosures for residential mortgage lenders. This may result in a material adverse effect on collateral values and our ability to minimize our losses.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or regulations, or more stringent interpretations or enforcement policies with respect to existing laws and regulations may increase our exposure to environmental liability, and heightened pressure from investors and other stakeholders may require us to incur additional expenses with respect to environmental matters. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Risks Related to Regulatory Matters

We are subject to extensive regulatory oversight.

We are subject to extensive supervision, regulation, and examination by the OCC and the FRB. As a result, we are limited in the manner in which we conduct our business, undertake new investments and activities, and obtain financing. This regulatory structure is designed primarily for the protection of the Deposit Insurance Fund and our depositors, and not to benefit our stockholders. This regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement actions and examination policies, including policies with respect to capital levels, the timing and amount of dividend payments, the classification of assets, the establishment of adequate loan loss reserves for regulatory purposes and the timing and amounts of assessments and fees.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to material penalties.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

The FRB may require us to commit capital resources to support Northfield Bank.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the FRB may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any borrowing or funds needed to raise capital required to make a capital injection may be difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Legislative or regulatory responses to perceived financial and market problems could impair our rights against borrowers.

Federal, state and local laws and policies could reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans, and may limit the ability of lenders to foreclose on mortgage collateral. Restrictions on Northfield Bank's rights as creditor could result in increased credit losses on our loans and mortgage-backed securities, or increased expense in pursuing our remedies as a creditor.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs and procedures to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

Monetary policies and regulations of the FRB could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit environment. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. Government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the overall economy and the operating results of financial institutions in the past and are expected to continue to do so in the future.

We are required to maintain a significant percentage of our total assets in residential mortgage loans and investments secured by residential mortgage loans, which restricts our ability to diversify our loan portfolio.

A federal savings bank differs from a commercial bank in that it is required to maintain at least 65% of its total assets in "qualified thrift investments," which generally includes loans and investments for the purchase, refinance, construction, improvement, or repair of residential real estate, as well as home equity loans, education loans and small business loans. To maintain our federal savings bank charter we have to be a "qualified thrift lender" or "QTL" in nine out of each 12 immediately preceding months. The QTL requirement limits the extent to which we can grow our commercial loan portfolio, and failing the QTL test can result in an enforcement action. However, a loan that does not exceed $2 million (including a group of loans to one borrower) that is for commercial, corporate, business, or agricultural purposes is included in our qualified thrift investments. As of December 31, 2022, we maintained 77.8% of our portfolio assets in qualified thrift investments. Because of the QTL requirement, we may be limited in our ability to change our asset mix and increase the yield on our earning assets by growing our commercial loan portfolio.

In addition, if we continue to grow our commercial real estate loan portfolio and our residential mortgage loan portfolio decreases, it is possible that in order to maintain our QTL status, we may have to buy mortgage-backed securities or other qualifying assets at times when the terms of such investments may not be attractive. Alternatively, we may find it necessary to pursue different structures, including converting Northfield Bank's savings bank charter to a commercial bank charter.

We are subject to stringent capital requirements, which may adversely affect our return on equity, require us to raise additional capital, or constrain us from paying dividends or repurchasing shares.

The minimum capital requirements applicable to Northfield Bancorp, Inc. and Northfield Bank are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4%. The final rule also established a "capital conservation buffer" of 2.5%, resulting in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. An institution may become subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations established a maximum percentage of eligible retained income that can be utilized for such actions.

The application of these more stringent capital requirements, among other things, could result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with Basel III could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit our ability to make distributions, including paying dividends or buying back shares. Recent regulatory changes have made available to qualifying institutions of under $10 billion in assets an alternative "community bank leverage ratio" framework of 9% Tier 1 capital to average total consolidated assets. That framework was available for election starting in 2020, which the Northfield Bank opted into in the first quarter of 2020. However, the framework is not expected to effectively lower the amount of capital needed to comply with regulatory requirements. See "Item 1. Business — Supervision and Regulation."

Risks Related to Strategic Matters

Implementing our growth strategies could cause us to incur significant costs and expenses, which may negatively affect our financial condition and results of operations.

We expect to continue to grow our assets, the level of our deposits or borrowings, and the scale of our operations. Achieving our growth targets depends, in part, on our ability to attract customers that currently bank at other financial institutions in our market, thereby increasing our share of the market, implement new lines of business or offer new products and services within existing lines of business, identify favorable loan and investment opportunities, and acquire other banks and non-bank entities. Our ability to grow successfully will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competitive responses from other financial institutions in our market areas and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected.

Acquisitions may disrupt our business and dilute stockholder value.

We regularly evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial services companies. As a result, negotiations may take place and future mergers or acquisitions involving cash or equity securities may occur at any time. We seek acquisition partners that offer us either significant market presence or the potential to expand our market footprint and improve profitability through economies of scale or expanded services.

Acquiring other banks, businesses, or branches may have an adverse effect on our financial results and may involve various other risks commonly associated with acquisitions. These include:

- integrating personnel with diverse business backgrounds;
- converting customers to new systems;
- combining different corporate cultures and operating systems; and
- retaining key employees.

Loans that were acquired as part of our acquisitions of other depository institutions were not underwritten or originated in accordance with our credit standards, including environmental matters, and we did not have long-standing relationships with many of these borrowers at the time of acquisition. The acquired loans are underwritten at the date of acquisition based on our credit standards, which can temporarily increase loans classified as special mention and substandard for a period of time until these loans are integrated and conform to our credit standards. Although we reviewed the loan portfolios of each institution acquired as part of the diligence process, and believe that we have established reasonable credit marks with regard to all loans acquired, we may incur losses in excess of the credit marks with regard to these acquired loans, and any such losses, if they occur, may have a material adverse effect on our business, financial condition, and results of operations.

The success of an acquisition will depend, in part, on our ability to realize the anticipated benefits and cost savings. If we are unable to integrate an acquired company successfully, the anticipated benefits and cost savings may not be realized fully or may take longer to realize than expected. A significant decline in asset valuations or cash flows may also cause us not to realize expected benefits.

Our inability to tailor our retail delivery model to respond to consumer preferences in banking may negatively affect earnings.

Our branch network continues to be a very significant source of new business generation, however, consumers continue to migrate much of their routine banking to self-service channels. In recognition of this shift in consumer patterns, we regularly review our branch network, which can result in branch consolidation accompanied by the enhancement of our capabilities to serve its customers through alternate delivery channels. The benefits of this strategy would depend on our ability to realize expected expense reductions; however, if we are not able to implement this successfully, we may experience significant customer attrition.

If our municipal banking deposits were lost within a short period of time, this could negatively impact our liquidity and earnings.

As of December 31, 2022, we held $604.7 million of municipal deposits, which represented approximately 14.6% of total deposits. These deposits may be more volatile than other deposits. If a significant amount of these deposits were withdrawn in a short period of time, it could have a negative impact on our short-term liquidity and have an adverse impact on our earnings. Further, depending on market conditions, we may be required to pay higher rates on deposits or borrowings to replace such deposits.

Risks Related to Economic Matters

A decline in economic conditions could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could have an adverse effect on our results of operations.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in New York, New Jersey and, to a lesser extent, eastern Pennsylvania. Local economic conditions have a significant impact on our commercial real estate, construction, and consumer loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A substantial portion of our loans are to borrowers located in or secured by collateral in the New York metropolitan area.

Deterioration in economic conditions, including as a result of inflation or recession, changes in interest rates, or disruptions to the global supply chain, could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

- demand for our products and services may decline;
- loan delinquencies, problem assets, and foreclosures may increase;
- collateral for loans, especially real estate, may decline in value, (including due to the inability to complete construction projects due to disruption in the supply chain) in turn reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans;
- we may increase our allowance for credit losses;
- the value of our securities portfolio may decline; or
- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions, caused by inflation, changes in interest rates, recession, acts of terrorism, an outbreak of hostilities or other international or domestic events, tax reform, unemployment, an epidemic or pandemic or other factors beyond our control could further affect these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Over the past year, in response to a pronounced rise in inflation, the FRB has raised certain benchmark interest rates to combat inflation. As discussed above, as inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. Sustained higher interest rates by the FRB to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

Risks Related to Competitive Matters

Strong traditional and non-traditional competition within our market areas may limit our growth and profitability.

We face intense competition in making loans and attracting deposits. Price competition from other financial institutions, credit unions, money market and mutual funds, insurance companies, and other non-traditional competitors such as financial technology companies, for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits and may reduce our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. Our competitors also may price loan and deposit products aggressively when they enter into new lines of business or new market areas. We expect competition to increase in the future as a result of legislative, regulatory, and technological changes and the continuing trend of consolidation in the financial services industry. If we are not able to compete effectively in our market area, our profitability may be negatively affected. The greater resources and broader offering of deposit and loan products of some of our competitors may also limit our ability to increase our interest-earning assets.

Risks Related to Interest Rates

The reversal of the historically low interest rate environment may adversely affect our net interest income and profitability.

The FRB decreased benchmark interest rates significantly, to near zero, in response to the COVID-19 pandemic. The FRB has reversed its policy of near zero interest rates given its concerns over inflation. Market interest rates have risen in response to the FRB's recent rate increases. As discussed below, the increase in market interest rates is expected to have an adverse effect on our net interest income and profitability.

Changes in market interest rates in an increasing rate environment could adversely affect our financial condition and results of operations.

Our financial condition and results of operations are significantly affected by changes in market interest rates. Our results of operations substantially depend on our net interest income, which is the difference between the interest income we earn on our interest-earning assets and the interest expense we pay on our interest-bearing liabilities. Our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets. If rates increase rapidly, we would likely have to increase the rates we pay on our deposits and borrowed funds more quickly than interest rates earned on our loans and investments, resulting in a negative effect on interest spreads and net interest income which would negatively affect our profitability. In addition, the effect of rising rates could be compounded if deposit customers move funds from transaction and savings accounts to higher rate money market or certificate of deposit accounts. Conversely, should market interest rates fall below current levels, our net interest margin could also be affected negatively if competitive pressures keep us from further reducing rates on our deposits, while the yields on our assets decrease more rapidly through loan prepayments and interest rate adjustments.

Increases in interest rates also may decrease loan demand and/or may make it more difficult for borrowers to repay adjustable-rate loans. Additionally, increases in interest rates may increase capitalization rates utilized in valuing income-producing properties. This can result in lower appraised values, which can limit the ability of borrowers to refinance existing debt and may result in higher charge-offs of our non-performing collateral dependent loans.

Our balance sheet composition is weighted towards assets with longer durations, which expose us to risks upon changes in interest rates.

We are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates often result in increased prepayments of loans and mortgage-related securities as borrowers refinance their loans to reduce borrowings costs. Under these circumstances, we are subject to reinvestment risk to the extent we are unable to reinvest the cash received from such prepayments in loans or other investments that have interest rates that are comparable to the interest rates on existing loans and securities. Increases in interest rates generally reduce prepayments.

Changes in interest rates also affect the value of our interest earning assets and in particular the carrying value of our securities portfolio. Generally, the value of interest-earning assets fluctuates inversely with changes in interest rates. To the extent interest rates increase and the value of our available-for-sale portfolio decreases, our stockholders' equity will be adversely affected. During the year ended December 31, 2022, we incurred losses of $70.2 million related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

At December 31, 2022, our simulation model indicated that our net portfolio value (the net present value of our interest-earning assets and interest-bearing liabilities) would decrease by 10.98% if there was an instantaneous parallel 200 basis point increase in market interest rates. Although interest rate risk calculations provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net portfolio value or net interest income and likely will differ from actual results.

Risks Related to Operational Matters

Our funding sources may prove insufficient to replace deposits and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These additional sources consist primarily of FHLB advances, proceeds from the sale of loans, federal funds purchased, and brokered certificates of deposit. As we continue to grow, we are likely to become more dependent on these sources. Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Our success depends on hiring and retaining certain key personnel.

Our performance largely depends on the talents and efforts of highly skilled individuals. We rely on key personnel to manage and operate our business, including major revenue generating functions such as loan and deposit generation. The loss of key staff may adversely affect our ability to maintain and manage these functions effectively, which could negatively affect our revenues. In addition, competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the loss of key personnel could result in increased recruiting and hiring expenses, which could cause a decrease in our net income. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Risks associated with system failures, interruptions, or breaches of security could affect our earnings negatively.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the effect of system failures, interruptions, and security breaches, but such events may still occur or may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruption, or breach of security could damage our reputation, disrupt operations, misappropriate confidential information, damage our computer systems and result in a loss of customers and business thereby subjecting us to additional regulatory scrutiny, or could expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

Cyber-attacks or other security breaches could adversely affect our operations, net income, or reputation.

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted, or stored by third parties on our behalf. Our heavy reliance on information technology systems (both internal and third-party) exposes us to operational risks which include the risk of malfeasance by employees or persons outside of our organization, errors relating to transaction processing and technology, systems failures or interruptions, failures to properly implement systems upgrades, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions, and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

If this confidential or proprietary information were to be mishandled, misused, or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation, and financial loss.

Although we employ a variety of physical, procedural, and technological safeguards to protect this confidential and proprietary information from mishandling, misuse, or loss, these safeguards do not provide absolute assurance that mishandling, misuse, or loss of the information will not occur, and that if mishandling, misuse, or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party's compliance with the terms of the agreement. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks, including fraud and other financial crimes.

We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions over short periods of time. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. Our loans to businesses and individuals and our deposit relationships and related transactions are subject to exposure to the risk of loss due to fraud and other financial crimes. In addition, employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and suffer damage to our reputation.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Risks Related to Environmental Matters

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and could continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behaviors as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions, operating process changes and other issues. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Our business, financial condition, and results of operations could be adversely affected by natural disasters, health epidemics, and other catastrophic events.

We could be adversely affected if key personnel or a significant number of employees were to become unavailable due to a pandemic, natural disaster, war, act of terrorism, accident, or other reason. Any of these events could result in the temporary reduction of operations, employees, and customers, which could limit our ability to provide services. Additionally, many of our borrowers may suffer property damage, experience interruption of their businesses or lose their jobs after such events. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value.

Other Risks Related to Our Business

Changes in our accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Our accounting policies are essential to understanding our financial results and condition. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

From time to time, the FASB and the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our financial statements. These changes are beyond our control, can be hard to predict and could materially affect how we report our results of operations and financial condition. We could also be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements in material amounts.

We hold certain intangible assets that could be classified as impaired in the future. If these assets are considered to be either partially or fully impaired in the future, our earnings and the book values of these assets would decrease.

At December 31, 2022, we had $41.0 million in goodwill which we are required to test on a periodic basis. The impairment testing process considers a variety of factors, including the current market price of our common shares, the estimated net present value of our assets and liabilities and information concerning the terminal valuation of similarly situated insured depository institutions. It is possible that future impairment testing could result in a partial or full impairment of the value of our goodwill. If an impairment determination is made in a future reporting period, our earnings and the book value of goodwill will be reduced by the amount of the impairment.

Changes in the valuation of our securities portfolio could reduce net income and lower our capital levels.

Our securities portfolio may be affected by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for other-than-temporary impairment on a quarterly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts' reports and, to a lesser extent given the relatively insignificant levels of depreciation in our debt portfolio, spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates. In analyzing an equity issuer's financial condition, management considers industry analysts' reports, financial performance, and projected target prices of investment analysts within a one-year time period. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. Changes in interest rates also can have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. We increase or decrease our stockholders' equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. The declines in market value could result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels. During the year ended December 31, 2022, we incurred losses of $70.2 million related to net changes in unrealized holding losses in the available-for-sale investment securities portfolio.

Federal banking regulations restrict insured depository institutions and their affiliated companies from engaging in short-term proprietary trading of certain securities, investing in funds with collateral comprised of less than 100% of loans that are not registered with the SEC and from engaging in hedging activities that do not hedge a specific identified risk. We continue to analyze the impact of this regulation on our investment portfolio, and whether any changes are required to our investment strategies that could negatively affect our earnings.

We may be adversely affected by recent changes in tax laws.

Changes in federal tax laws may have an adverse effect on the market for, and the valuation of, residential properties, and on the demand for such loans in the future and could make it harder for borrowers to make their loan payments. In addition, these changes also have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes, like New Jersey and New York. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for credit losses, which would reduce our profitability and could materially adversely affect our business, financial condition and results of operations.

Additionally, legislation in New Jersey imposes a temporary surtax on corporations earning New Jersey allocated income in excess of $1 million of 2.5% for tax years beginning on or after January 1, 2018 through December 31, 2019, and of 1.5% for tax years beginning on or after January 1, 2020 through December 31, 2021. On September 29, 2020, the state extended the 2.5% surtax through December 31, 2023, retroactively to tax years beginning January 1, 2020. The legislation also requires combined filing for certain members of an affiliated group for tax years beginning on or after January 1, 2019. The new legislation may cause us to lose the benefit of certain of our tax management strategies and may cause our total tax expense to increase.

Various factors may make takeover attempts more difficult to achieve.

Our certificate of incorporation and bylaws, federal regulations, Delaware law, shares of restricted stock and stock options that we have granted or may grant to employees and directors, stock ownership by our management and directors and employment agreements that we have entered into with our executive officers, and various other factors may make it more difficult for companies or persons to acquire control of Northfield Bancorp, Inc. without the consent of our Board of Directors, which could adversely affect the market price of our common stock.

We will be required to transition from the use of the LIBOR interest rate index in the future.

We have certain loans and investment securities indexed to the London Interbank Offered Rate ("LIBOR"). The LIBOR index will be discontinued for U.S. Dollar settings effective June 30, 2023. The language in our LIBOR-based contracts and financial instruments has developed over time and may have various events that trigger when a successor rate to the designated rate would be selected. If a trigger is satisfied, contracts and financial instruments may give the calculation agent discretion over the substitute index or indices for the calculation of interest rates to be selected. The implementation of a substitute index or indices for the calculation of interest rates under our loan agreements with our borrowers may result in our incurring expenses in effecting the transition, may result in reduced loan balances if borrowers do not accept the substitute index or indices, and may result in disputes or litigation with customers over the appropriateness or comparability to LIBOR of the substitute index or indices, which could have an adverse effect on our results of operations. Additionally, since alternative rates are calculated differently, the transition may change our market risk profile, requiring changes to risk and pricing models.

Risks Related to the COVID-19 Pandemic

The economic impact of the COVID-19 outbreak could continue to affect our financial condition and results of operations.

Global health concerns relating to the COVID-19 pandemic and related government actions taken to reduce the spread of the virus have continued to affect the macroeconomic environment, both nationally and in the Company's existing geographic footprint.

Given the ongoing and dynamic nature of current economic circumstances, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when the coronavirus can be fully controlled and abated, the advent of new variants and any measures to combat the pandemic by governmental authorities. The COVID-19 pandemic and the related adverse local and national economic consequences, could have a material, adverse effect on our business, financial condition, liquidity, and results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 2.   **PROPERTIES**

The Company operates from its corporate offices located at 581 Main Street, Woodbridge, New Jersey, its home office in Staten Island, New York, and its additional 37 branch offices located in New York and New Jersey. The branch offices are located in the New York counties of Richmond, and Kings and the New Jersey counties of Hunterdon, Mercer, Middlesex, and Union. The net book value of our premises, land, and equipment was $24.8 million at December 31, 2022.

ITEM 3.   **LEGAL PROCEEDINGS**

In the normal course of business, we may be party to various outstanding legal proceedings and claims. In the opinion of management, our consolidated financial statements are not likely to be materially affected by the outcome of such legal proceedings and claims as of December 31, 2022.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our shares of common stock are traded on the NASDAQ Global Select Market under the symbol "NFBK." The approximate number of holders of record of Northfield Bancorp, Inc.'s common stock as of February 24, 2023, was 3,842. Certain shares of Northfield Bancorp, Inc. are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Stock Performance Graph

Set forth below is a stock performance graph comparing (a) the cumulative total return on the Northfield Bancorp, Inc.'s common stock for the period December 31, 2017, through December 31, 2022, (b) the cumulative total return of the stocks included in the NASDAQ Composite Index over such period, (c) the cumulative total return on stocks included in the S&P Composite 1500 Thrifts & Mortgage Finance Index over such period and, (d) the cumulative total return on stocks included in the KBW NASDAQ Bank Index over such period. Cumulative return assumes the reinvestment of dividends, and is expressed in dollars based on an assumed investment of $100. In prior years, the Company compared its price performance to the NASDAQ Composite Index, SNL U.S. Thrift Index, and the SNL U.S. Bank NASDAQ Index; however, the SNL Indexes are no longer published and have been replaced with the S&P Composite 1500 Thrifts & Mortgage Finance Index and the KBW NASDAQ Bank Index.

5 Year Total Return Performance


Index Value
250
200
150
100
50
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
Northfield Bancorp, Inc.
NASDAQ Composite Index
S&P Composite 1500 Thrifts & Mortgage Finance Index
KBW NASDAQ Bank Index

	As of					
Index	**12/31/2017**	**12/31/2018**	**12/31/2019**	**12/31/2020**	**12/31/2021**	**12/31/2022**
Northfield Bancorp, Inc.	100.00	81.44	104.81	79.28	107.16	108.09
NASDAQ Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
S&P Composite 1500 Thrifts & Mortgage Finance Index	100.00	81.15	110.27	104.12	128.42	106.34
KBW NASDAQ Bank Index	100.00	82.29	112.01	100.46	138.97	109.23

Source: S&P Global Market Intelligence, a division of S&P Global Inc.

Issuer Purchases of Equity Securities

On June 16, 2022, the Company's Board of Directors approved a $45.0 million stock repurchase program, under which the Company anticipates repurchasing shares in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The timing of the repurchases will depend on certain factors, including but not limited to, market conditions and prices, the Company's liquidity and capital requirements, and alternative uses of capital. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes. The repurchases may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. During the year ended December 31, 2022, the Company repurchased 2,092,157 shares of its common stock outstanding at an average price of $14.72 for a total of $30.8 million pursuant to the approved stock repurchase plan. At December 31, 2022, the maximum dollar value of shares remaining for repurchase under the plan was $22.4 million.

The following table reports information regarding purchases of the Company's common stock during the three months ended December 31, 2022.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (in thousands)
October 1, 2022 to October 31, 2022	176,487	$ 14.64	176,487	$ 28,380
November 1, 2022 to November 30, 2022	9,032	15.56	9,032	28,239
December 1, 2022 to December 31, 2022	371,340	15.61	371,340	22,443
Total	556,859		556,859	

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of Northfield Bancorp, Inc. and the Notes thereto included elsewhere in this report (collectively, the "Financial Statements").

Overview

Net income was $61.1 million, or $1.32 per diluted common share, and $70.7 million, or $1.45 per diluted common share, for the years ended December 31, 2022 and December 31, 2021, respectively. Significant variances from the prior year are as follows: a $2.7 million increase in net interest income, a $10.7 million increase in the provision for credit losses on loans, a $6.5 million decrease in non-interest income, a $2.2 million decrease in non-interest expense, and a $2.7 million decrease in income tax expense. Net income for the year ended December 31, 2022 included $925,000, after tax ($0.02 per share) of income generated from the accelerated accretion of fees related to the forgiveness of PPP loans and $326,000, after tax ($0.01 per share) in gains on loans sold. Net income for the year ended December 31, 2021 included $4.0 million, after tax ($0.08 per share) of income generated from the accelerated accretion of fees related to the forgiveness of PPP loans, $1.4 million, after tax ($0.03 per share) of accretable income related to the payoffs of PCD loans, $1.0 million, after tax ($0.02 per share) in gains on loans sold, and $677,000 ($0.01 per share) of tax-exempt income from bank-owned life insurance proceeds in excess of the cash surrender value of the policies.

Assets increased by $170.8 million, or 3.1%, to $5.60 billion at December 31, 2022, from $5.43 billion at December 31, 2021, primarily as a result of increases in total loans of $437.1 million, or 11.5%, other assets of $17.2 million, or 46.3%, and FHLBNY stock of $8.0 million, or 36.0%. Partially offsetting these increases were decreases in available-for sale debt securities of $256.1 million, or 21.2%, and cash and cash equivalents of $45.3 million, or 49.7%.

Liabilities increased $209.2 million, or 4.5%, to $4.90 billion at December 31, 2022, from $4.69 billion at December 31, 2021. The increase was primarily attributable to an increase in FHLB advances and other borrowings of $187.1 million, the issuance of subordinated debt, net of issuance costs, of $60.9 million, an increase in advance payments by borrowers for taxes and insurance of $1.1 million and an increase in accrued expenses and other liabilities of $4.2 million. The increases were partially offset by decreases in deposits of $19.1 million and securities sold under agreements to repurchase of $25.0 million.

Stockholders' equity decreased by $38.5 million to $701.4 million at December 31, 2022, from $739.9 million at December 31, 2021. The decrease was attributable to a $50.4 million decrease in accumulated other comprehensive income associated with a decline in the estimated fair value of our debt securities available-for-sale portfolio, due to the higher interest rate environment, $24.1 million in dividend payments, and $30.8 million in stock repurchases, partially offset by net income of $61.1 million for the year ended December 31, 2022, and a $5.7 million increase in equity award activity.

Selected Financial Data

The summary information presented below at the dates or for each of the years presented is derived in part from our consolidated financial statements. The following information is only a summary, and should be read in conjunction with our consolidated financial statements and notes included in this Annual Report on Form 10-K.

	At December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Selected Financial Condition Data:			
Total assets	$ 5,601,293	$ 5,430,542	$ 5,514,544
Cash and cash equivalents	45,799	91,068	87,544
Trading securities	10,751	13,461	12,291
Debt securities available-for-sale, at estimated fair value	952,173	1,208,237	1,264,805
Debt securities held-to-maturity, at amortized cost	10,760	5,283	7,234
Equity securities	10,443	5,342	253
Loans held-for-sale	—	—	19,895
Loans held-for-investment, net	4,243,693	3,806,617	3,823,238
Allowance for credit losses	(42,617)	(38,973)	(37,607)
Net loans held-for-investment	4,201,076	3,767,644	3,785,631
Bank-owned life insurance	167,912	164,500	161,924
FHLBNY stock, at cost	30,382	22,336	28,641
Operating lease right-of-use assets	34,288	33,943	36,741
Other real estate owned	—	100	—
Deposits	4,150,219	4,169,334	4,076,551
Borrowed funds	583,859	421,755	591,789
Subordinated debentures, net of issuance costs	60,996	—	—
Operating lease liabilities	39,790	39,851	42,734
Total liabilities	4,899,903	4,690,659	4,760,563
Total stockholders' equity	$ 701,390	$ 739,883	$ 753,981

	Years Ended December 31,		
	2022	2021	2020
	(Dollars in thousands, except share data)		
Selected Operating Data:			
Interest income	$ 179,688	$ 172,298	$ 168,145
Interest expense	21,382	16,649	38,337
Net interest income before provision/(benefit) for credit losses	158,306	155,649	129,808
Provision/(benefit) for credit losses	4,482	(6,184)	12,742
Net interest income after provision/(benefit) for credit losses	153,824	161,833	117,066
Non-interest income	7,983	14,453	11,472
Non-interest expense	76,948	79,159	78,513
Income before income taxes	84,859	97,127	50,025
Income tax expense	23,740	26,473	13,037
Net income	$ 61,119	$ 70,654	$ 36,988
Net income per common share - basic	$ 1.32	$ 1.46	$ 0.76
Net income per common share - diluted	$ 1.32	$ 1.45	$ 0.76
Weighted average basic shares outstanding	46,234,122	48,416,495	48,721,504
Weighted average diluted shares outstanding	46,438,119	48,754,263	48,785,963

	At or For the Years Ended December 31,		
	2022	**2021**	**2020**
Selected Financial Ratios and Other Data:			
Performance Ratios:			
Return on assets (ratio of net income to average total assets)[1][2][3]	1.09 %	1.29 %	0.70 %
Return on equity (ratio of net income to average equity)[1][2][3]	8.57	9.42	5.07
Interest rate spread[4]	2.82	2.89	2.40
Net interest margin[5]	2.97	3.01	2.61
Dividend payout ratio[6]	39.48	34.39	58.06
Efficiency ratio[7][8]	46.27	46.54	55.57
Non-interest expense to average total assets	1.38	1.44	1.49
Average interest-earning assets to average interest-bearing liabilities	137.82	135.63	126.98
Average equity to average total assets	12.75	13.69	13.86
Asset Quality Ratios:			
Non-performing assets to total assets	0.18	0.15	0.54
Non-performing loans to total loans [9][10]	0.24	0.21	0.77
Allowance for credit losses to non-performing loans held-for-investment	416.26	486.80	390.56
Allowance for credit losses to total non-performing loans	416.26	486.80	127.38
Allowance for credit losses to total loans held-for-investment, net[11][12]	1.00	1.02	0.98
Capital Ratio:			
Tier 1 capital (to adjusted assets)[13]	12.64	12.93	12.73
Other Data:			
Number of full service offices	38	38	38
Full time equivalent employees	400	385	378

(1) The year ended December 31, 2022, includes $925,000, after tax, of net interest income generated from accelerated accretion of fees related to the forgiveness of PPP loans and $326,000, after-tax, in gains on loans sold.

(2) The year ended December 31, 2021, includes: (i) $4.0 million, after tax, of net interest income generated from accelerated accretion of fees related to the forgiveness of PPP loans; (ii) $1.4 million, after tax, of accretable income related to the payoff of PCD loans; (iii) $1.0 million, after tax, in gains on loans sold; and (iv) $677,000 of tax-exempt income from bank-owned life insurance proceeds in excess of the cash surrender value of the policies.

(3) The year ended December 31, 2020, includes: (i) $5.8 million, after tax, in incremental loan loss provisions related to an increase in estimated loss factors associated with the COVID-19 pandemic; (ii) $3.3 million, after tax, in merger-related expenses associated with the Victory acquisition; (iii) $1.6 million, after tax, in occupancy costs related to branch consolidations; and (iv) $479,000, after tax, in gains on loans sold.

(4) The interest rate spread represents the difference between the weighted-average yield on interest earning assets and the weighted-average costs of interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(6) Dividend payout ratio is calculated as total dividends declared for the year divided by net income for the year.

(7) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(8) The year ended December 31, 2022, includes $1.3 million, pre-tax, of net interest income generated from accelerated accretion of fees related to the forgiveness of PPP loans. The year ended December 31, 2021, includes $5.6 million, pre-tax, of net interest income generated from accelerated accretion of fees related to the forgiveness of PPP loans, $1.9 million of accretable income related to the payoff of PCD loans, and $677,000 of tax-exempt income from bank owned life insurance proceeds in excess of the cash surrender value of the policies. The year ended December 31, 2020 includes merger-related pre-tax charges of $4.3 million associated with the Victory acquisition, and $2.2 million in pre-tax occupancy costs related to branch consolidations.

(9) Non-performing loans consist of non-accruing loans and loans 90 days or more past due and still accruing (excluding PCD/PCI loans), included in total loans held-for-investment, net, and non-performing loans held-for-sale, included in loans held-for-sale.

(10) Includes originated loans held-for-investment, PCD/PCI loans, acquired loans, and loans held-for-sale.

(11) Includes originated loans held-for-investment, PCD/PCI loans and acquired loans (and related allowance for credit losses).

(12) Excluding PPP loans of $5.1 million, which are fully government guaranteed and do not carry any provision for losses, the allowance for credit losses to total loans held for investment, net, totaled 1.01% at December 31, 2022. Excluding PPP loans of $40.5 million, the allowance for credit losses to total loans held for investment, net, totaled 1.03% at December 31, 2021. Excluding originated PPP loans of $100.0 million, the allowance for loan losses to total loans held for investment, net, totaled 1.00% at December 31, 2020.

(13) Effective March 31, 2020, Northfield Bancorp, Inc. elected to be subject to the Community Bank Leverage Ratio.

Critical Accounting Policies

Critical accounting policies are defined as those that involve significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that the most critical accounting policies upon which our financial condition and results of operation depend, and which involve the most complex subjective decisions or assessments, are the following:

Allowance for Credit Losses on Loans. Effective January 1, 2021, the Company adopted new accounting guidance, which requires entities to estimate and recognize an allowance for lifetime expected credit losses for loans and other financial assets measured at amortized cost. Previously, an allowance for loan losses was recognized based on probable and reasonably estimable incurred losses inherent in the loan portfolio at the balance sheet date. See Note 1 to the Company's Consolidated Financial Statements for further discussion of the Company's accounting policies and methodologies for establishing the allowance for credit losses. We identified our policy on the allowance for credit losses on loans to be a critical accounting policy because management makes subjective and/or complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions.

The allowance for credit losses on loans is a critical accounting estimate for the following reasons:

- Changes in the provision for credit losses can materially affect our financial results;
- Estimates relating to the allowance for credit losses require us to utilize a reasonable and supportable forecast period based upon forward-looking economic scenarios in order to estimate probability of default and loss given default rates which our CECL methodology encompasses;
- The allowance for credit losses on loans is influenced by factors outside of our control such as industry and business trends, as well as economic conditions such as trends in housing prices, interest rates, gross domestic product, inflation, and unemployment; and
- Judgment is required to determine whether the models used to generate the allowance for credit losses on loans produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

The allowance for credit losses on loans has been determined in accordance with U.S. GAAP. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for credit losses is adequate to cover identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Management performs a quarterly evaluation of the adequacy of the allowance for credit losses on loans. This quarterly process is performed by the accounting department, in conjunction with the credit administration department, and approved by the Allowance Committee. The Chief Financial Officer performs a final review of the calculation. All supporting documentation with regard to the evaluation process is maintained by the accounting department. Each quarter a summary of the allowance for credit losses is presented by the Chief Financial Officer to the Audit Committee of the Board of Directors.

Under the CECL methodology, the allowance for credit losses on loans has two components. (1) a collective reserve component for estimated expected credit losses for pools of loans that share common risk characteristics and (2) an individual reserve component for loans that do not share risk characteristics, consisting of collateral-dependent and TDR loans.

Allowance for Collectively Evaluated Loans Held-for-Investment

The Company estimates the collective reserve using a risk rating migration model which calculates an expected life of loan loss percentage for each loan by generating probability of default and loss given default metrics. These metrics are multiplied by the exposure at default, taking into consideration prepayments, to calculate the quantitative component of the collective reserve. The metrics are based on the migration of loans from performing to loss by credit risk rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred using the Company's own historical loss experience and comparable peer data loss history. The model's expected losses based on loss history are adjusted for qualitative adjustments. Among other things, these adjustments include and account for differences in: (i) changes in lending policies and procedures; (ii) changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments; (iii) changes in the experience, ability and depth of lending management and other relevant staff; (iv) changes in the quality of our loan review system; (v) the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and (vi) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

The Company utilizes a two-year reasonable and supportable forecast period after which estimated losses revert to historical loss experience immediately for the remaining life of the loan. In establishing its estimate of expected credit losses, the Company utilizes five externally-sourced forward-looking economic scenarios developed by Moody's Analytics ("Moody's").

Management utilizes five different Moody's scenarios so as to incorporate uncertainties related to the economic environment. These scenarios, which range from more benign to more severe economic outlooks, include a 'most likely outcome' (the "Baseline" scenario) and four less likely scenarios referred to as the "Upside" and "Downside" scenarios. Each scenario is assigned a weighting with a majority of the weighting placed on the Baseline scenario and lower weights placed on both the Upside and Downside scenarios. The weighting assigned by management is based on the economic outlook and available information at the reporting date. The model projects economic variables under each scenario based on detailed statistical analyses. The Company has identified and selected key variables that most closely correlated to its historical credit performance, which include: gross domestic product, unemployment, and three collateral indices: the Commercial Property Price Index, the Commercial Property Price Apartment Index and the Case-Shiller Home Price Index.

Our allowance for credit losses is sensitive to a number of inputs, most notably the macroeconomic forecast assumptions as well as the reasonable and supportable forecasting periods that are incorporated in our estimate of credit losses on loans. Therefore, as the macroeconomic environment and related forecasts change or decisions are made to shorten or lengthen the forecasting period, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management's expectations of the deterioration of our portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs.

The following table details the five Moody's scenarios utilized in determining the allowance for credit losses on loans at December 31, 2022, and weightings of each scenario:

Model Scenario	Moody's Scenario Description	Weight
S0	Upside - 4th Percentile	4%
S1	Upside - 10th Percentile	10%
S3	Downside - 90th Percentile	10%
S4	Downside - 96th Percentile	4%
Baseline	Baseline Scenario	72%

If we placed 100% weighting on the baseline scenario, the quantitative allowance for credit losses would have been approximately $1.5 million lower. Conversely, if we removed the upside scenarios and reallocated the weights from S0 to S4 and S1 to S3, the allowance for credit losses would increase approximately $3.6 million. These forecasts revert to our long-term historical average loss rate after a 24 month forecasting period.

Because management's estimates of the allowance for credit losses on loans involve a high degree of judgement, the subjectivity of the assumptions used and the potential for changes in the forecasted economic environment that could result in changes to the amount of the allowance recorded, there is uncertainty inherent in such estimates. Changes in these estimates could significantly impact the allowance for credit losses on loans.

<u>Allowance for Individually Evaluated Loans</u>

The Company measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of all TDRs and non-accrual loans with an outstanding balance of $500,000 or greater. Loans individually evaluated for impairment are assessed to determine that the loan's carrying value is not in excess of the estimated fair value of the collateral less cost to sell, if the loan is collateral-dependent, or the present value of the expected future cash flows, if the loan is not collateral-dependent. Management performs an evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third-party management firm that specializes in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings which are not collateral-dependent is inherently subjective and requires, among other things, an evaluation of the borrower's current and projected financial condition. Actual results may be significantly different than our projections and our established allowance for credit losses on these loans, which could have a material effect on our financial results. Individually impaired loans that have no impairment losses are not considered for collective allowances described earlier.

We have a concentration of loans secured by real property located in New York City, New Jersey, and, to a lesser extent, eastern Pennsylvania. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are reviewed by management and an independent third-party appraiser to determine that the resulting values reasonably reflect amounts realizable on the collateral. Based on the composition of our loan portfolio, we believe the primary risks are increases in interest rates, a decline in the economy generally, or a decline in real estate market values in New York, New Jersey, or eastern Pennsylvania. Any one or a combination of these events may adversely affect our loan portfolio resulting in delinquencies, increased loan losses, and increased loan loss provisions.

Although we believe we have established and maintained the allowance for credit losses at adequate levels, changes may be necessary if future economic or other conditions differ substantially from our estimation of the current operating environment. Although management uses the information available, the level of the allowance for credit losses remains an estimate that is subject to significant judgment and short-term change. In addition, the OCC, as an integral part of their examination process, will review our allowance for credit losses on loans and may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

We also maintain an allowance for estimated losses on off-balance sheet credit risks related to loan commitments and standby letters of credit. The reserve for off-balance sheet exposures is determined using the CECL reserve factor in the related funded loan segment, adjusted for an average historical funding rate. The allowance for credit losses for off-balance sheet credit exposures is recorded in other liabilities on the consolidated balance sheets and the corresponding provision is included in other non-interest expense.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it is determined that it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed quarterly as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amounts of taxes recoverable through loss carry backs decline, or if we project lower levels of future taxable income. Such a valuation allowance would be established and any subsequent changes to such allowance would require an adjustment to income tax expense that could adversely affect our operating results.

Accounting Standards Issued but Not Yet Effective

      ASU No. 2022-02. In March 2022, the FASB issued ASU No. 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures". The amendments in this ASU were issued to (1) eliminate accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty; (2) require disclosures of current period gross write-offs by year of origination for financing receivables and net investments in leases. For entities that have adopted the amendments in ASU 2016-13, Measurement of Credit Losses on Financial Instruments, this update will be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2022. Early adoption is permitted. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this ASU is not expected to have a material impact on the Company's Consolidated Financial Statements.

      ASU No. 2020-04. In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform ("ASC 848"): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Inter-Bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, deferring the sunset date to December 31, 2024. The Company has evaluated the regulatory requirements to cease the use of LIBOR and has put in place systems and capabilities for this purpose. The adoption of this ASU is not expected to have a material impact on the Company's Consolidated Financial Statements.

Comparison of Financial Condition at December 31, 2022 and 2021

Total assets increased $170.8 million, or 3.1%, to $5.60 billion at December 31, 2022, from $5.43 billion at December 31, 2021. The increase was primarily due to increases in total loans of $437.1 million, or 11.5%, other assets of $17.2 million, or 46.3%, and FHLBNY stock of $8.0 million, or 36.0%, partially offset by decreases in available-for sale debt securities of $256.1 million, or 21.2%, and cash and cash equivalents of $45.3 million, or 49.7%.

Cash and cash equivalents decreased by $45.3 million, or 49.7%, to $45.8 million at December 31, 2022, from $91.1 million at December 31, 2021. The decrease was due to a decrease in deposits, combined with an increase in net loans held-for-investment, offset by an increase in FHLB advances and proceeds from the issuance of subordinated debentures. Balances fluctuate based on the timing of receipt of security and loan repayments and the redeployment of cash into higher-yielding assets such as loans and securities, or the funding of deposit outflows or borrowing maturities.

The Company's available-for-sale debt securities portfolio decreased by $256.1 million, or 21.2%, to $952.2 million at December 31, 2022, from $1.21 billion at December 31, 2021. The decrease was primarily attributable to paydowns, maturities, calls, and sales, as well as a $70.2 million increase in net unrealized losses due to an increase in market interest rates. At December 31, 2022, $697.3 million of the portfolio consisted of residential mortgage-backed securities issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. In addition, the Company held $182.7 million in corporate bonds, all of which were considered investment grade at December 31, 2022, $72.1 million in U.S. Government agency securities, and $21,000 in municipal bonds.

Equity securities increased by $5.1 million to $10.4 million at December 31, 2022, from $5.3 million at December 31, 2021, due to an increase in the market value of our investment in a Small Business Administration Loan Fund. This investment is utilized by the Bank as part of its Community Reinvestment Act program.

As of December 31, 2022, our non-owner occupied commercial real estate concentration (as defined by regulatory guidance) to total risk-based capital was approximately 455.8%. Management believes that the Bank has implemented appropriate risk management practices including risk assessments, board-approved underwriting policies and related procedures, which include monitoring Bank portfolio performance, performing market analysis (economic and real estate), and stressing the Bank's commercial real estate portfolio under severe, adverse economic conditions. Although management believes the Bank has implemented appropriate policies and procedures to manage its commercial real estate concentration risk, the Bank's regulators could require it to implement additional policies and procedures or could require it to maintain higher levels of regulatory capital, which might adversely affect its loan originations, ability to pay dividends, and profitability.

Loans held-for-investment, net, increased by $437.1 million to $4.24 billion at December 31, 2022, from $3.81 billion at December 31, 2021. The overall increase was due to strong loan originations. Multifamily loans increased $306.5 million, or 12.2%, to $2.82 billion at December 31, 2022 from $2.52 billion at December 31, 2021, commercial real estate loans increased $90.7 million, or 11.2%, to $899.2 million at December 31, 2022 from $808.6 million at December 31, 2021, home equity loans increased $42.6 million, or 38.7%, to $152.6 million at December 31, 2022 from $110.0 million at December 31, 2021, and commercial and industrial loans (excluding PPP loans) increased $49.1 million, or 48.8%, to $149.6 million at December 31, 2022 from $100.5 million at December 31, 2021. The increases were partially offset by decreases in one-to-four family residential loans of $9.7 million, or 5.3%, to $173.9 million at December 31, 2022 from $183.7 million at December 31, 2021, construction and land loans of $2.6 million, or 9.3%, to $24.9 million at December 31, 2022 from $27.5 million at December 31, 2021, and PPP loans of $35.4 million, or 87.3%, to $5.1 million at December 31, 2022 from $40.5 million at December 31, 2021. At December 31, 2022, the Company had eight PPP loans outstanding totaling $5.1 million compared to 377 loans outstanding totaling $40.5 million at December 31, 2021.

The Company participated in the PPP, established as part of the CARES Act, and administered by the SBA. The PPP provided 100% federally guaranteed loans for small businesses to cover payroll, utilities, rent and interest. These small business loans may be forgiven if borrowers maintained their payrolls and satisfied certain other conditions for a period of time during the COVID-19 pandemic. The Company began accepting and funding loans under this program in April 2020 and the program has been largely completed with substantially all of the borrowers receiving forgiveness payments. The Company originated 2,343 PPP loans totaling approximately $232.2 million and through December 31, 2022, 2,322 borrowers have received forgiveness payments totaling approximately $225.4 million.

The following tables detail our multifamily real estate originations for the years ended December 31, 2022 and 2021 (dollars in thousands):

			Year ended December 31, 2022		
Multifamily Originations	Weighted Average Interest Rate	Weighted Average Loan-to-Value Ratio	Weighted Average Months to Next Rate Change or Maturity for Fixed Rate Loans	(F)ixed or (V)ariable	Amortization Term
$ 645,827	3.67%	57%	75	V	25 to 30 Years
1,200	3.75%	18%	181	F	15 Years
$ 647,027	3.67%	57%			

			Year Ended December 31, 2021		
Multifamily Originations	Weighted Average Interest Rate	Weighted Average Loan-to-Value Ratio	Weighted Average Months to Next Rate Change or Maturity for Fixed Rate Loans	(F)ixed or (V)ariable	Amortization Term
$ 744,565	3.14%	62%	76	V	10 to 30 Years

The following table details loan pools purchased during the year ended December 31, 2022 (dollars in thousands):

				For the Year Ended December 31, 2022		
Purchase Amount	Loan Type	Weighted Average Interest Rate[1]	Weighted Average Loan-to-Value Ratio	Weighted Average Months to Next Rate Change or Maturity for Fixed Rate Loans	(F)ixed or (V)ariable	Amortization Term
$ 2,482	Residential	2.80%	54%	278	F	15 to 30 Years
5,214	Residential	3.05%	59%	303	F	15 to 30 Years
2,487	Residential	5.68%	79%	358	F	30 Years
$ 10,183		3.63%	63%			

[1] Net of servicing fee retained by the originating bank

The geographic locations of the properties collateralizing the loans purchased in the table above are as follows: 76.1% in New York and 23.9% in New Jersey.

PCD loans totaled $11.5 million at December 31, 2022, and $15.8 million at December 31, 2021. Upon adoption of the CECL accounting standard on January 1, 2021, the allowance for credit losses related to PCD loans was recorded through a gross-up that increased the amortized cost-basis of PCD loans by $6.8 million with a corresponding increase to the allowance for credit losses. The decrease in the PCD loan balance at December 31, 2022 was due to PCD loans being paid off during the period. The majority of the remaining PCD loan balance consists of loans acquired as part of a Federal Deposit Insurance Corporation-assisted transaction. The Company accreted interest income attributable to PCD loans of $1.5 million for the year ended December 31, 2022, as compared to $3.7 million for the year ended December 31, 2021. PCD loans had an allowance for credit losses of approximately $3.9 million and $4.7 million, at December 31, 2022 and December 31, 2021, respectively.

Bank-owned life insurance increased $3.4 million, or 2.1%, to $167.9 million at December 31, 2022, as compared to $164.5 million at December 31, 2021. The increase resulted from income earned on bank-owned life insurance for the year ended December 31, 2022.

Other assets increased $17.2 million, or 46.3%, to $54.4 million at December 31, 2022, from $37.2 million at December 31, 2021. The increase was primarily attributable to an increase in deferred tax assets primarily due to an increase in unrealized losses on the securities available-for-sale portfolio as well as an increase in interest rate swap assets.

FHLBNY stock increased by $8.0 million, or 36.0%, to $30.4 million at December 31, 2022, from $22.3 million at December 31, 2021. The increase in FHLBNY stock directly correlates with higher short-term borrowing balances at December 31, 2022, as compared to December 31, 2021.

Total liabilities increased $209.2 million, or 4.5%, to $4.90 billion at December 31, 2022, from $4.69 billion at December 31, 2021. The increase was primarily attributable to an increase in FHLB advances and other borrowings of $187.1 million, the issuance of subordinated debt, net of issuance costs, of $60.9 million, an increase in advance payments by borrowers for taxes and insurance of $1.1 million and an increase in accrued expenses and other liabilities of $4.2 million. The increases were partially offset by decreases in deposits of $19.1 million and securities sold under agreements to repurchase of $25.0 million.

Deposits decreased $19.1 million, or 0.46%, to $4.15 billion at December 31, 2022, as compared to $4.17 billion at December 31, 2021. The decrease was attributable to decreases of $25.8 million in transaction accounts, $249.6 million in savings accounts, and $101.4 million in money market accounts, partially offset by an increase of $357.7 million in certificates of deposit, primarily brokered deposits. The decrease in deposits was the result of competitive pricing pressures as market rates continue to increase.

Borrowed funds increased to $644.9 million at December 31, 2022, from $421.8 million at December 31, 2021. The increase in borrowings was due to an increase in FHLB and other borrowings of $187.1 million and the issuance of $62.0 million in aggregate principal amount of fixed to floating subordinated notes (the "Notes"). The Notes are non-callable for five years, have a stated maturity of June 30, 2032, and bear interest at a fixed rate of 5.00% until June 30, 2027. From July 2027 to the maturity date or early redemption date, the interest rate will reset quarterly to a level equal to the then current three-month Secured Overnight Financing Rate plus 200 basis points. Debt issuance costs totaled $1.1 million. Partially offsetting the increases was a decrease in securities sold under agreements to repurchase of $25.0 million. Management utilizes borrowings to mitigate interest rate risk, for short-term liquidity, and to a lesser extent from time to time, as part of leverage strategies.

Total stockholders' equity decreased by $38.5 million to $701.4 million at December 31, 2022, from $739.9 million at December 31, 2021. The decrease was attributable to a $50.4 million decrease in accumulated other comprehensive income associated with a decline in the estimated fair value of our debt securities available-for-sale portfolio, $24.1 million in dividend payments, and $30.8 million in stock repurchases, partially offset by net income of $61.1 million for year ended December 31, 2022, and a $5.7 million increase in equity award activity. During the year ended December 31, 2022, the Company repurchased approximately 2.1 million of its common stock outstanding at an average price of $14.72 for a total of $30.8 million pursuant to approved stock repurchase plans. As of December 31, 2022, the Company had approximately $22.4 million in remaining capacity under its current stock repurchase program.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

Net Income. Net income was $61.1 million and $70.7 million for the years ended December 31, 2022 and December 31, 2021, respectively. Significant variances from the prior year are as follows: a $2.7 million increase in net interest income, a $10.7 million increase in the provision for credit losses on loans, a $6.5 million decrease in non-interest income, and a $2.2 million decrease in non-interest expense.

Interest Income. Interest income increased $7.4 million, or 4.3%, to $179.7 million for the year ended December 31, 2022, from $172.3 million for the year ended December 31, 2021, due to an increase in the average balance of interest-earning assets of $155.3 million, or 3.0% and a four basis point increase in the yields earned on interest-earning assets to 3.37% for the year ended December 31, 2022, from 3.33% for the comparative prior year due to a rise in interest rates. The increase in the average balance of interest-earning assets was due primarily to increases in the average balance of loans outstanding of $214.9 million and the average balance of other securities of $133.9 million, partially offset by decreases in the average balance of mortgage-backed securities of $111.6 million, the average balance of FHLBNY stock of $2.9 million, and the average balance of interest-earning deposits in financial institutions of $79.1 million. The Company accreted interest income related to PCD loans of $1.5 million for the year ended December 31, 2022, as compared to $3.7 million for the year ended December 31, 2021. The higher accretable PCD interest income in the prior year was primarily related to payoffs of PCD loans. Fees recognized from PPP loans totaled $1.3 million for the year ended December 31, 2022, as compared to $5.6 million for the year ended December 31, 2021. Loan prepayment income included in interest income was $4.5 million for the year ended December 31, 2022, as compared to $5.1 million for the year ended December 31, 2021.

Interest Expense. Interest expense increased $4.7 million, or 28.4%, to $21.4 million for the year ended December 31, 2022, as compared to $16.6 million for the year ended December 31, 2021. The increase was due to an increase in interest expense on deposits of $4.1 million, or 65.8%, and an increase in interest expense on borrowings of $651,000, or 6.2%. The increase in interest expense on deposits was attributable to an 11 basis point increase in the cost of interest-bearing deposits to 0.30% for the year ended December 31, 2022, and a $106.6 million, or 3.2% increase in the average balance of interest-bearing deposit accounts. The increase in interest expense on borrowings was attributable to a 40 basis point increase in the average cost of borrowings, partially offset by a $54.4 million, or 10.9%, decrease in average borrowings outstanding.

Net Interest Income. Net interest income for the year ended December 31, 2022, increased $2.7 million, or 1.7%, to $158.3 million, from $155.6 million for the year ended December 31, 2021, primarily due to a $155.3 million, or 3.0%, increase in average interest-earning assets partially offset by a four basis point decrease in net interest margin to 2.97% from 3.01%. The decrease in net interest margin was primarily due to the cost of interest-bearing liabilities increasing faster than the repricing of interest-earning assets. The cost of interest-bearing liabilities increased by 11 basis points to 0.55% for the year ended December 31, 2022, from 0.44% for the year ended December 31, 2021, driven by both higher cost of deposits and borrowed funds, reflective of the rising rate environment. The increase in the cost of borrowings was also due in part to the issuance of $60.9 million of subordinated notes (net of issuance costs) in June 2022. The increase in the cost of interest-bearing liabilities was partially offset by an increase in yields on interest-earning assets, which increased four basis points to 3.37% for the year ended December 31, 2022, from 3.33% for the year ended December 31, 2021.

Provision for Credit Losses. The provision for credit losses on loans increased by $10.7 million to a provision of $4.5 million for the year ended December 31, 2022, compared to a benefit of $6.2 million for the year ended December 31, 2021. The prior year benefit for credit losses was primarily due to the improvement in the economic forecast as a result of the post-pandemic recovery and an improvement in asset quality. The current year provision for credit losses was primarily due to loan growth and a declining macroeconomic forecast, partially offset by an improvement in asset quality and lower net charge-offs. At December 31, 2022, management qualitatively adjusted the economic forecast to account for uncertainty inherent in the third-party economic forecast scenarios utilized. Net charge-offs were $838,000 for the year ended December 31, 2022, as compared to net charge-offs of $2.8 million for the year ended December 31, 2021. Partially offsetting the increase in the provision for credit losses on loans was a decrease in the provision for unfunded commitments of $1.4 million attributable to a decrease in the pipeline of loans approved and awaiting closing, which is a component of other non-interest expense.

Non-interest Income. Non-interest income decreased $6.5 million, or 44.8%, to $8.0 million for the year ended December 31, 2022, from $14.5 million for the year ended December 31, 2021, due primarily to a decrease of $3.9 million in gains on trading securities, net, a $948,000 decrease in gains on sales of loans, a $689,000 decrease in income on bank-owned life insurance attributable to fewer policies in 2022, and a $1.2 million decrease in net realized gains on available-for-sale debt securities. For the year ended December 31, 2022, losses on trading securities were $2.2 million, as compared to gains of $1.7 million for the year ended December 31, 2021. The trading portfolio is utilized to fund the Company's deferred compensation obligation to certain employees and directors of the Company's deferred compensation plan (the "Plan"). The participants of this Plan, at their election, defer a portion of their compensation. Gains and losses on trading securities have no effect on net income since participants benefit from, and bear the full risk of, changes in the trading securities market values. Therefore, the Company records an equal and offsetting amount in compensation expense, reflecting the change in the Company's obligations under the Plan. The decrease in gains on sales of loans was due to a $1.4 million gain realized on the sale of approximately $126.3 million of multifamily loans in the second quarter of 2021, as compared to a $453,000 gain realized on the sale of five SBA loans totaling approximately $5.8 million in 2022. Partially offsetting the decreases was an increase of $311,000 in fees and service charges for customer services.

Non-interest Expense. Non-interest expense decreased $2.2 million, or 2.8%, to $76.9 million for the year ended December 31, 2022, compared to $79.2 million for the year ended December 31, 2021. The decrease was primarily due to a $1.7 million decrease in employee compensation and benefits, a $1.4 million decrease in credit loss expense for off-balance sheet credit exposures, and a $715,000 decrease in occupancy expense. The decrease in employee compensation and benefits was due to a $3.9 million decrease in the mark to market of the Company's deferred compensation plan expense, which as discussed above has no effect on net income, as well as a decrease in medical benefit costs, partially offset by an increase in salary expense related to annual merit increases, and an increase in equity award expense related to new awards issued in the first quarter of 2022. The decrease in credit loss expense for off-balance sheet credit exposures was due to a benefit of $1.1 million recorded in the year ended December 31, 2022, compared to a provision of $307,000 for the prior year, attributed to a decrease in the pipeline of loans approved and awaiting closing. The decrease in occupancy expense was primarily related to lower property maintenance costs and depreciation expense. Partially offsetting the decreases were increases in data processing costs of $631,000, attributable to increased customer accounts and a higher number of transactions, professional fees of $250,000, related to higher recruitment, consulting and outsourcing fees, and other expense of $871,000, primarily related to higher charitable contributions and other operating expenses.

Income Tax Expense. The Company recorded income tax expense of $23.7 million for the year ended December 31, 2022, compared to $26.5 million for the year ended December 31, 2021, with the decrease due to lower taxable income. The effective tax rate for the year ended December 31, 2022 was 28.0%, compared to 27.3% for the year ended December 31, 2021.

Comparison of Operating Results for the Years Ended December 31, 2021 and 2020

Net Income. Net income was $70.7 million and $37.0 million for the years ended December 31, 2021 and December 31, 2020, respectively. Significant variances from the prior year are as follows: a $25.8 million increase in net interest income, an $18.9 million decrease in the provision for credit losses on loans, a $3.0 million increase in non-interest income, and a $646,000 increase in non-interest expense.

Interest Income. Interest income increased $4.2 million, or 2.5%, to $172.3 million for the year ended December 31, 2021, from $168.1 million for the year ended December 31, 2020, due to an increase in the average balance of interest-earning assets of $211.3 million, or 4.3%, largely attributable to assets acquired in the Victory acquisition on July 1, 2020. The increase was due primarily to increases in the average balance of loans outstanding of $239.5 million and the average balance of other securities of $19.7 million, partially offset by decreases in the average balance of mortgage-backed securities of $39.8 million, the average balance of FHLBNY stock of $4.6 million, and the average balance of interest-earning deposits in financial institutions of $3.5 million. Partially offsetting the increase in the average balance of interest-earning assets was a five basis point decrease in the yields earned on interest-earning assets to 3.33% for the year ended December 31, 2021, from 3.38% for the comparative prior year. The decrease in earning asset yields was due to decreases in market interest rates coupled with PPP loan originations, which have lower yields than other loans. The Company accreted interest income related to its PCD/PCI loans of $3.7 million and $2.9 million for the years ended December 31, 2021 and 2020, respectively. The increase in accretable interest income was primarily related to payoffs of PCD loans in the first quarter of 2021. Interest income for the year ended December 31, 2021, included loan prepayment income of $5.1 million as compared to $2.2 million for the year ended December 31, 2020. Also contributing to the increase in net interest income was the recognition of fees related to PPP loans paid-off. Fees recognized from PPP loans totaled $5.6 million for the year ended December 31, 2021, as compared to $1.9 million for the year ended December 31, 2020.

Interest Expense. Interest expense decreased $21.7 million, or 56.6%, to $16.6 million for the year ended December 31, 2021, as compared to $38.3 million for the year ended December 31, 2020. The decrease was due to a decrease in interest expense on deposits of $19.0 million, or 75.4%, as well as a decrease in interest expense on borrowings of $2.7 million, or 20.3%. The decrease in interest expense on deposits was attributable to a 58 basis point decrease in the cost of interest-bearing deposits to 0.19% for the year ended December 31, 2021, partially offset by a $49.9 million, or 1.5% increase in the average balance of interest-bearing deposit accounts. The decrease in the cost of interest-bearing deposits was primarily due to the lower interest rate environment and a change in the composition of the deposit portfolio as the average balance of transaction accounts increased and the average balance of certificates of deposit decreased. The decrease in interest expense on borrowings was primarily attributable to a $143.8 million, or 22.3%, decrease in average borrowings outstanding, which was partially offset by a five basis point increase in the average cost of borrowings.

Net Interest Income. Net interest income for the year ended December 31, 2021, increased $25.8 million, or 19.9%, to $155.6 million, from $129.8 million for the year ended December 31, 2020, primarily due to a $211.3 million, or 4.3%, increase in average interest-earning assets as well as a 40 basis point increase in net interest margin to 3.01% from 2.61%. The increase in net interest margin was primarily due to the decrease in the cost of interest-bearing liabilities outpacing the decrease in yields on interest-earning assets. Yields on interest-earning assets decreased five basis points to 3.33% for the year ended December 31, 2021, from 3.38% for the comparative prior year. The cost of interest-bearing liabilities decreased by 54 basis points to 0.44% for the year ended December 31, 2021, from 0.98% for the year ended December 31, 2020, driven by a lower cost of deposits.

Provision for Credit Losses. The provision for credit losses on loans decreased by $18.9 million to a benefit of $6.2 million for the year ended December 31, 2021, compared to a provision of $12.7 million for the year ended December 31, 2020. The decrease in the provision for credit losses was primarily the result of improvements in the economic forecast and asset quality. The improvement in asset quality was primarily attributable to an improvement in risk ratings as loans previously modified for COVID-19 relief returned to consistent payment status. The higher provision for loan losses in 2020 was primarily due to increases in qualitative adjustments used in determining the adequacy of the allowance for credit losses related to unemployment, loan risk rating changes and increased risks related to loans on forbearance, resulting from economic uncertainty attributable to the COVID-19 pandemic under the incurred loss methodology. Net charge-offs were $2.8 million for the year ended December 31, 2021, primarily related to PCD loans, as compared to net charge-offs of $3.8 million for the year ended December 31, 2020.

On January 1, 2021, the Company adopted ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. CECL requires the measurement of all expected credit losses over the life of financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. In connection with the adoption of CECL, the Company recognized a cumulative effect adjustment that reduced stockholders' equity by $3.1 million, net of tax. At adoption, the Company increased its allowance for credit losses by $11.1 million, comprised of $10.4 million and $737,000, respectively, for loans and unfunded commitments, including $6.8 million related to PCD loans. For PCD loans, the allowance for credit losses recorded is recognized through a gross-up that increases the amortized cost basis of loans with a corresponding increase to the allowance for credit losses, and therefore results in no impact to shareholders' equity.

Non-interest Income. Non-interest income increased $3.0 million to $14.5 million for the year ended December 31, 2021, from $11.5 million for the year ended December 31, 2020, due primarily to: an increase of $1.4 million in fees and service charges for customer services, as the prior year reflected fees waived and fewer transactions related to lower consumer spending in the early part of the pandemic; an increase of $1.2 million in gains on sales of available-for-sale debt securities, net; a $736,000 increase in gains on sales of loans; and a $329,000 increase in income on bank-owned life insurance income related to an increase in benefit claims. The increase in gains on sales of loans resulted from the sales of approximately $126.3 million of multifamily loans for gains of $1.4 million in the second quarter of 2021, compared to sales of $47.5 million of multifamily loans for gains of $665,000 in the second quarter of 2020. The Company periodically considers the sale of loans to manage its overall risk profile, including consideration of interest rate risk, concentration risk and capital deployment opportunities. Partially offsetting the increases was a $781,000 decrease in other income primarily due to a decrease in fees on loan swap transactions for the year ended December 31, 2021, compared to the year ended December 31, 2020, due to a lower volume of such transactions in 2021.

Non-interest Expense. Non-interest expense increased $646,000, or 0.8%, to $79.2 million for the year ended December 31, 2021, compared to $78.5 million for the year ended December 31, 2020. Employee compensation and benefits expense increased by $2.2 million, primarily due to increases in salary and medical benefit expenses associated with the addition of former Victory employees, combined with annual merit increases and an increase in the employee stock option plan expense, partially offset by a decrease in change-in-control and severance compensation paid to former Victory employees in the prior year. FDIC insurance premiums increased by $480,000 due to an increase in the insurance assessment rate and the receipt of a small bank assessment credit in the prior year that was not available in 2021. Other expense increased by $518,000, primarily due to an increase in the reserve for unfunded commitments as well as an increase in other operating expenses. Partially offsetting the increases was a $1.2 million decrease in occupancy expense, primarily due to a $2.2 million charge in the prior year associated with branch consolidations, which was partially offset by higher maintenance costs related to additional branches from the Victory acquisition, renovation of existing branches, and higher snow removal costs in the current year. Additionally, there was a $1.3 million decrease in data processing costs as the prior year included a contract termination penalty of $1.3 million on the completion of Victory's core system conversion, and a $545,000 decrease in professional fees due to a reduction in merger-related costs.

Income Tax Expense. The Company recorded income tax expense of $26.5 million for the year ended December 31, 2021, compared to $13.0 million for the year ended December 31, 2020. The effective tax rate for the year ended December 31, 2021, was 27.3% compared to 26.1% for the year ended December 31, 2020. The higher effective tax rate was primarily due to higher taxable income. Additionally, on April 19, 2021, the Governor of New York signed into law an increase in the tax rate from 6.5% to 7.25%.

Average Balances and Yields

The following tables set forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as we had no tax-free interest-earning assets during the years. All average balances are daily average balances based upon amortized costs. Non-accrual loans are included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	For the Years Ended December 31,								
	2022			**2021**			**2020**		
	Average Outstanding Balance	**Interest**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest**	**Average Yield/ Rate**
	(Dollars in thousands)								
Interest-earning assets:									
Loans [1]	$ 4,077,175	$ 160,911	3.95 %	$ 3,862,243	$158,217	4.10 %	$ 3,622,777	$146,570	4.05 %
Mortgage-backed securities [2]	863,897	12,461	1.44	975,518	10,640	1.09	1,015,338	16,572	1.63
Other securities [2]	285,385	4,325	1.52	151,495	1,965	1.30	131,832	2,871	2.18
FHLBNY stock	22,541	1,174	5.21	25,420	1,279	5.03	29,992	1,825	6.08
Interest-earning deposits	85,485	817	0.96	164,553	197	0.12	168,011	307	0.18
Total interest-earning assets	5,334,483	179,688	3.37	5,179,229	172,298	3.33	4,967,950	168,145	3.38
Non-interest-earning assets	259,891			299,664			296,128		
Total assets	$ 5,594,374			$ 5,478,893			$ 5,264,078		
Interest-bearing liabilities:									
Savings, NOW, and money market accounts	$ 2,898,048	$ 3,610	0.12 %	$ 2,811,552	$ 3,031	0.11 %	$ 2,356,634	$ 10,241	0.43 %
Certificates of deposit	525,557	6,679	1.27	505,472	3,176	0.63	910,444	14,989	1.65
Total interest-bearing deposits	3,423,605	10,289	0.30	3,317,024	6,207	0.19	3,267,078	25,230	0.77
Borrowings	413,697	9,296	2.25	501,523	10,442	2.08	645,305	13,107	2.03
Subordinated debt	33,436	1,797	5.37	—	—	—	—	—	—
Total interest-bearing liabilities	3,870,738	21,382	0.55	3,818,547	16,649	0.44	3,912,383	38,337	0.98
Non-interest-bearing deposits	907,603			812,805			529,138		
Accrued expenses and other liabilities	102,807			97,385			93,210		
Total liabilities	4,881,148			4,728,737			4,534,731		
Stockholders' equity	713,226			750,156			729,347		
Total liabilities and stockholders' equity	$ 5,594,374			$ 5,478,893			$ 5,264,078		
Net interest income		$ 158,306			$155,649			$129,808	
Net interest rate spread [3]			2.82 %			2.89 %			2.40 %
Net interest-earning assets [4]	$ 1,463,745			$ 1,360,682			$ 1,055,567		
Net interest margin [5]			2.97 %			3.01 %			2.61 %
Average interest-earning assets to interest-bearing liabilities			137.82 %			135.63 %			126.98 %

(1) Includes non-accruing loans.

(2) Securities available-for-sale are reported at amortized cost.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(4) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(5) Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2022 vs. 2021			Year Ended December 31, 2021 vs. 2020		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 4,493	$ (1,799)	$ 2,694	$ 9,790	$ 1,857	$ 11,647
Mortgage-backed securities	(1,001)	2,822	1,821	(627)	(5,305)	(5,932)
Other securities	1,982	378	2,360	529	(1,435)	(906)
FHLBNY stock	(152)	47	(105)	(256)	(290)	(546)
Interest-earning deposits	(46)	666	620	(6)	(104)	(110)
Total interest-earning assets	5,276	2,114	7,390	9,430	(5,277)	4,153
Interest-bearing liabilities:						
Savings, NOW and money market accounts	96	483	579	2,490	(9,700)	(7,210)
Certificates of deposit	110	3,393	3,503	(2,099)	(9,714)	(11,813)
Total deposits	206	3,876	4,082	391	(19,414)	(19,023)
Borrowings	(854)	1,505	651	(3,003)	338	(2,665)
Total interest-bearing liabilities	(648)	5,381	4,733	(2,612)	(19,076)	(21,688)
Change in net interest income	$ 5,924	$ (3,267)	$ 2,657	$ 12,042	$ 13,799	$ 25,841

Asset Quality

PCD Loans (Held-for-Investment)

Based on a detailed review of PCD loans and experience in loan workouts, management believes it has a reasonable expectation about the amount and timing of future cash flows and accordingly has classified PCD loans of $11.5 million at December 31, 2022 and $15.8 million at December 31, 2021 as accruing, even though they may be contractually past due. At December 31, 2022, 6.8% of PCD loans were past due 30 to 89 days, and 23.0% were past due 90 days or more, as compared to 10.5% and 19.2%, respectively, at December 31, 2021.

Loans

General. Maintaining loan quality historically has been, and will continue to be, a key element of our business strategy. We employ conservative underwriting standards for new loan originations and maintain sound credit administration practices while the loans are outstanding. In addition, substantially all of our loans are secured, predominantly by real estate. At December 31, 2022, our non-performing loans totaled $10.2 million, or 0.24%, of total loans. At the same time, net charge-offs have remained low at 0.02% of average loans outstanding for the year ended December 31, 2022, as compared to 0.07% for the year ended December 31, 2021, and 0.11% for the year ended December 31, 2020.

Non-performing Assets and Delinquent Loans. The following table details non-performing assets consisting of non-performing loans held-for-investment and non-performing loans held-for-sale at December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		**2021**	
Non-accrual loans:				
Held-for-investment	$	6,548	$	4,403
Non-accruing loans subject to restructuring agreements:				
Held-for-investment		3,265		3,219
Total non-accruing loans held-for-investment		9,813		7,622
Loans 90 days or more past due and still accruing:				
Held-for-investment		425		384
Total non-performing loans		10,238		8,006
Other real estate owned		—		100
Total non-performing assets	$	10,238	$	8,106
Loans subject to restructuring agreements and still accruing	$	3,751	$	5,820
Accruing loans 30 to 89 days delinquent	$	3,644	$	1,166

The following table details non-performing loans by loan type at December 31, 2022 and 2021 (in thousands):

	December 31,			
	2022		**2021**	
Held-for-investment				
Real estate loans:				
Multifamily	$	3,285	$	1,882
Commercial		5,184		5,117
One-to-four family residential		118		314
Home equity and lines of credit		262		281
Commercial and industrial		964		28
Total non-accrual loans held-for-investment		9,813		7,622
Loans delinquent 90 days or more and still accruing:				
Real estate loans:				
Multifamily	$	233	$	—
Commercial		8		147
One-to-four family residential		155		165
Commercial and industrial		24		72
Other		5		—
Total loans delinquent 90 days or more and still accruing held-for-investment		425		384
Total non-performing loans	$	10,238	$	8,006
Other real estate owned		—		100
Total non-performing assets	$	10,238	$	8,106

At December 31, 2022, the Company had no assets acquired through foreclosure. As of December 31, 2021, other real estate owned was comprised of one property located in New Jersey, which had a carrying value of approximately $100,000, and which was sold during the second quarter of 2022 for an immaterial gain.

Generally, loans, excluding PCD loans, are placed on non-accruing status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six consecutive months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accruing status.

The following table sets forth the total amounts of delinquencies for accruing loans that were 30 to 89 days past due by type and by amount at the dates indicated (in thousands):

| | December 31, | |
	2022	2021
Real estate loans:		
Multifamily	$ 189	$ —
Commercial	900	144
One-to-four family residential	672	593
Home equity and lines of credit	830	412
Commercial and industrial loans	1,048	2
Other loans	5	15
	$ 3,644	$ 1,166

Included in non-accruing loans held-for-investment are TDR loans totaling $3.3 million and $3.2 million at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022, three of the non-accruing TDRs totaling $547,000 were not performing in accordance with their restructured terms. Two of the loans totaling $477,000 are collateralized by real estate with an appraised value of $2.4 million. A third loan in the amount of $70,000 is an unsecured commercial and industrial loan which has a provision against it. At December 31, 2021, one of the non-accruing TDRs totaling $368,000 was not performing in accordance with its restructured terms, and is collateralized by real estate with an appraised value of $620,000.

The Company also holds loans held-for-investment subject to restructuring agreements that are on accrual status, which totaled $3.8 million and $5.8 million at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022, $3.6 million, or 98.4% of the $3.8 million of accruing loans subject to restructuring agreements, were performing in accordance with their restructured terms. At December 31, 2021, $5.7 million, or 97.5% of the $5.8 million of accruing loans subject to restructuring agreements, were performing in accordance with their restructured terms. Generally, the types of concessions that we make to troubled borrowers include both temporary and permanent reductions to interest rates, extensions of payment terms, and, to a lesser extent, forgiveness of principal and interest.

The table below sets forth the amounts and categories of TDRs as of December 31, 2022, and December 31, 2021 (in thousands):

| | At December 31, | | | |
| | 2022 | | 2021 | |
	Non-Accruing	Accruing	Non-Accruing	Accruing
Real estate loans:				
Commercial	$ 3,069	$ 3,034	$ 3,219	$ 3,508
One-to-four family residential	—	666	—	1,562
Multifamily	126	—	—	603
Home equity and lines of credit	—	27	—	38
Commercial and industrial loans	70	24	—	109
	$ 3,265	$ 3,751	$ 3,219	$ 5,820
Performing in accordance with restructured terms	83.2 %	94.8 %	88.6 %	97.5 %

Allowance for Credit Losses

On January 1, 2021, the Company adopted the CECL standard and as a result of the adoption recorded a $10.4 million increase to its allowance for credit losses on loans, including $6.8 million related to PCD loans.

The allowance for credit losses to non-performing loans decreased from 486.60% at December 31, 2021 to 416.26% at December 31, 2022. This decrease was primarily attributable to an increase in non-performing loans of $2.2 million, from $8.1 million at December 31, 2021 to $10.2 million at December 31, 2022.

The Company utilizes external appraisals to determine the fair value of the underlying collateral in its analysis of impaired loans. A third-party appraisal is generally ordered as soon as a loan is designated as an impaired loan and updated annually, or more frequently if required. Generally, non-performing loans are charged down to the appraised value of collateral less costs to sell for collateral-dependent loans and to the present value of the expected future cash flows for non-collateral dependent loans, which reduces the ratio of the allowance for loan losses to non-performing loans. Downward adjustments to appraisal values, primarily to reflect "quick sale" discounts, are generally recorded as specific reserves within the allowance for loan losses.

The allowance for credit losses to total loans held-for-investment, net, was 1.00% (1.01% excluding PPP loans which are fully government guaranteed and do not carry any allowance for credit losses) at December 31, 2022, as compared to 1.02% and 1.03%, respectively, at December 31, 2021. The slight decrease in the coverage ratio from December 31, 2021 was primarily attributable growth in the portfolio from $3.81 billion at December 31, 2021, to $4.24 billion at December 31, 2022. Net charge-offs were $838,000, $2.8 million, and $3.8 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Specific reserves on loans individually evaluated for impairment increased by $8,000, or 26.5%, from $30,200 at December 31, 2021, to $38,200 at December 31, 2022. At December 31, 2022, the Company had 20 loans classified as individually impaired and recorded $38,200 of specific reserves on four of the 20 impaired loans. At December 31, 2021, the Company had 25 loans classified as individually impaired and recorded $30,200 of specific reserves on four of the 25 impaired loans.

The following table sets forth activity in our allowance for credit losses, by loan type, at December 31, for the years indicated (in thousands):

	Real estate loans				Commercial and Industrial	Other	PCI/ PCD	Total Allowance for Credit Losses
	Commercial [1]	One-to-four Family Residential	Construction and Land	Home Equity and Lines of Credit				
2019	$ 25,094	$ 180	$ 536	$ 317	$ 1,640	$ 151	$ 789	$ 28,707
Provision/(benefit) for loan losses	11,710	22	678	(84)	283	41	92	12,742
Recoveries	414	5	—	27	13	6	—	465
Charge-offs	(4,213)	—	—	—	(94)	—	—	(4,307)
2020	33,005	207	1,214	260	1,842	198	881	37,607
Impact of CECL Adjustment	(1,949)	5,233	(921)	419	947	(188)	6,812	10,353
Balance at January 1, 2021	31,056	5,440	293	679	2,789	10	7,693	47,960
(Benefit)/provision for credit losses	(4,331)	(1,903)	(124)	(145)	991	(3)	(669)	(6,184)
Recoveries	60	29	—	26	39	5	119	278
Charge-offs	—	(21)	—	—	(646)	(3)	(2,411)	(3,081)
2021	26,785	3,545	169	560	3,173	9	4,732	38,973
Provision/(benefit) for credit losses	2,876	359	155	287	1,243	(12)	(426)	4,482
Recoveries	102	32	—	19	144	12	178	487
Charge-offs	(278)	—	—	—	(446)	—	(601)	(1,325)
2022	$ 29,485	$ 3,936	$ 324	$ 866	$ 4,114	$ 9	$ 3,883	$ 42,617

[1] Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.

During the year ended December 31, 2022, the Company recorded net charge-offs of $838,000, as compared to net charge-offs of $2.8 million for the year ended December 31, 2021, and net charge-offs of $3.8 million for the year ended December 31, 2020. Charge-offs in 2022 and 2021 were primarily related to PCD loans and unsecured commercial and industrial loans. Charge-offs in 2020 were primarily related to high risk, commercial real estate accommodation (hotel/motel) loans on COVID-19 forbearance that were transferred to held-for-sale. The increase in the allowance for credit losses from 2021 to 2022 for commercial, one-to-four family residential loans, construction and land loans, home equity loans and lines of credit, and commercial and industrial loans was primarily attributable to growth in the portfolios and a worsening macroeconomic outlook. The decrease in the allowance for credit losses for PCD loans was primarily attributable to a decrease in the PCD portfolio in 2022 due to payoffs of loans.

Management of Market Risk

General. A majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage-related securities and loans, generally have longer maturities than our liabilities, which consist primarily of deposits and wholesale borrowings. As a result, a principal part of our business strategy involves managing interest rate risk and limiting the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established a Management Asset-Liability Committee, comprised of our Senior Vice President ("SVP") & Chief Investment Officer and Treasurer, who chairs this Committee, our President & Chief Executive Officer, our Executive Vice President ("EVP") & Chief Risk Officer, our EVP & Chief Financial Officer, our SVP & Chief Credit Officer and our SVP & Director of Marketing, and other officers and staff as necessary or appropriate. This Committee is responsible for, among other things, evaluating the interest rate risk inherent in our assets and liabilities, for recommending to the risk management committee of our Board of Directors the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

We seek to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we currently use the following strategies to manage our interest rate risk:

- originating multifamily loans and commercial real estate loans that generally have shorter maturities than one-to-four family residential real estate loans and have higher interest rates that generally reset from five to ten years;

- investing in investment grade corporate securities and mortgage-backed securities; and

- obtaining general financing through lower-cost core deposits, brokered deposits, and longer-term FHLB advances and repurchase agreements.

Shortening the average term of our interest-earning assets by increasing our investments in shorter-term assets, as well as originating loans with variable interest rates, helps to match the maturities and interest rates of our assets and liabilities better, thereby reducing the exposure of our net interest income to changes in market interest rates.

Net Portfolio Value Analysis. We compute amounts by which the net present value of our assets and liabilities (net portfolio value or NPV) would change in the event market interest rates changed over an assumed range of rates. Our simulation model uses a discounted cash flow analysis to measure the interest rate sensitivity of our NPV. Depending on current market interest rates, we estimate the economic value of these assets and liabilities under the assumption that interest rates experience an instantaneous and sustained increase of 100, 200, 300, or 400 basis points, or a decrease of 100 and 200 basis points, which is based on the current interest rate environment. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

Net Interest Income Analysis. In addition to NPV calculations, we analyze our sensitivity to changes in interest rates through our net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. In our model, we estimate what our net interest income would be for a twelve-month period. Depending on current market interest rates we then calculate what the net interest income would be for the same period under the assumption that interest rates experience an instantaneous and sustained increase of 100, 200, 300, or 400 basis points, or a decrease of 100 and 200 basis points, which is based on the current interest rate environment.

The following tables set forth, as of December 31, 2022 and December 31, 2021, our calculation of the estimated changes in our NPV, NPV ratio, and percent change in net interest income that would result from the designated instantaneous and sustained changes in interest rates (dollars in thousands). Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing characteristics including decay rates, and correlations to movements in interest rates, and should not be relied on as indicative of actual results.

						NPV at December 31, 2022		
Change in Interest Rates (basis points)	**Estimated Present Value of Assets**	**Estimated Present Value of Liabilities**	**Estimated NPV**	**Estimated Change In NPV**	**Estimated Change in NPV %**	**Estimated NPV/Present Value of Assets Ratio**	**Next 12 Months Net Interest Income Percent Change**	**Months 13-24 Net Interest Income Percent Change**
+400	$ 4,850,423	$ 4,057,885	$ 792,538	$ (227,578)	(22.31)%	16.34 %	(25.83)%	(11.03)%
+300	4,967,247	4,126,616	840,631	(179,485)	(17.59)%	16.92 %	(19.51)%	(8.90)%
+200	5,106,889	4,198,831	908,058	(112,058)	(10.98)%	17.78 %	(12.01)%	(4.41)%
+100	5,244,669	4,274,947	969,722	(50,394)	(4.94)%	18.49 %	(5.33)%	(1.19)%
—	5,375,689	4,355,573	1,020,116	—	— %	18.98 %	— %	— %
(100)	5,503,211	4,464,131	1,039,080	18,964	1.86 %	18.88 %	0.76 %	(3.80)%
(200)	5,626,336	4,586,245	1,040,091	19,975	1.96 %	18.49 %	0.00 %	(8.91)%

The table above indicates that at December 31, 2022, in the event of a 200 basis point decrease in interest rates, we would experience a 1.96% increase in estimated net portfolio value, a 0% change in net interest income in year one, and an 8.91% decrease in net income in year two. In the event of a 400 basis point increase in interest rates, we would experience a 22.31% decrease in estimated net portfolio value, a 25.83% decrease in net interest income in year one and an 11.03% decrease in net interest income in year two.

						NPV at December 31, 2021		
Change in Interest Rates (basis points)	**Estimated Present Value of Assets**	**Estimated Present Value of Liabilities**	**Estimated NPV**	**Estimated Change In NPV**	**Estimated Change in NPV %**	**Estimated NPV/Present Value of Assets Ratio**	**Next 12 Months Net Interest Income Percent Change**	**Months 13-24 Net Interest Income Percent Change**
+400	$ 5,036,366	$ 4,101,782	$ 934,584	$ (145,605)	(13.48)%	18.56 %	(14.49)%	4.48 %
+300	5,155,293	4,180,838	974,455	(105,734)	(9.79)%	18.90 %	(10.51)%	3.78 %
+200	5,279,904	4,264,283	1,015,621	(64,568)	(5.98)%	19.24 %	(6.51)%	3.32 %
+100	5,405,275	4,352,712	1,052,563	(27,626)	(2.56)%	19.47 %	(2.79)%	2.20 %
—	5,526,916	4,446,727	1,080,189	—	— %	19.54 %	— %	— %
(100)	5,650,190	4,594,219	1,055,971	(24,218)	(2.24)%	18.69 %	(3.83)%	(7.93)%
(200)	5,765,436	4,715,356	1,050,080	(30,109)	(2.79)%	18.21 %	(6.02)%	(11.42)%

The table above indicates that at December 31, 2021, in the event of a 200 basis point decrease in interest rates, we would experience a 2.79% increase in estimated net portfolio value, a 6.02% decrease in net interest income in year one and a 11.42% decrease in net income in year two. In the event of a 400 basis point increase in interest rates, we would experience a 13.48% decrease in estimated net portfolio value, a 14.49% increase in net interest income in year one and a 4.48% increase in net interest income in year two.

Our policies provide that, in the event of a 200 basis point decrease or less in interest rates, our net present value ratio should decrease by no more than 300 basis points and 10%, and in the event of a 400 basis point increase or less, our net present value should decrease by no more than 475 basis points and 35%. In the event of a 200 basis point decrease or less, our projected net interest income should decrease by no more than 10% in year one and 16% in year two, and in the event of a 400 basis point increase or less, our projected net interest income should decrease by no more than 38% in year one and 26% in year two. At December 31, 2022 and December 31, 2021, we were in compliance with all Board-approved policies with respect to interest rate risk management.

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value and net interest income. Our model requires us to make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. However, we also apply consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred gradually. Net interest income analysis also adjusts the asset and liability repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts. In addition, the net portfolio value and net interest income information presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although interest rate risk calculations provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net portfolio value or net interest income and will differ from actual results.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Our primary sources of funds consist of deposit inflows, loan repayments, borrowings through repurchase agreements, advances from money center banks and the FHLBNY, and repayments, maturities and sales of securities. While maturities and scheduled amortization of loans and securities are reasonably predictable sources of funds, deposit flows, mortgage prepayments and security sales are greatly influenced by general interest rates, economic conditions, and competition. Our Board Risk Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and withdrawals of deposits by our customers as well as unanticipated contingencies. We seek to maintain a ratio of liquid assets (not subject to pledge or encumbered) as a percentage of deposits and borrowings of 35% or greater. At December 31, 2022, this ratio was 49.60%. We believe that we had sufficient sources of liquidity to satisfy our short- and long-term liquidity needs at December 31, 2022.

We regularly adjust our investments in liquid assets based on our assessment of:

- expected loan demand;

- expected deposit flows;

- yields available on interest-earning deposits and securities; and

- the objectives of our asset/liability management program.

Our most liquid assets are cash and cash equivalents, corporate bonds, and unpledged mortgage-related securities issued or guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac, that we can either borrow against or sell. We also have the ability to surrender bank-owned life insurance contracts. The surrender of these contracts would subject the Company to income taxes and penalties for increases in the cash surrender values over the original premium payments. We also have the ability to obtain additional funding from the FHLB and Federal Reserve Bank utilizing unencumbered and unpledged securities and multifamily loans. Any amount pledged for such deposits under the line of credit reduces the Company's available borrowing amount under the FHLB advance agreement. The Company continues to maintain an adequate liquidity position and expects to have sufficient funds available to meet current commitments in the normal course of business.

The Company had the following primary sources of liquidity at December 31, 2022 (in thousands):

Cash and cash equivalents[1]	$	31,269
Corporate bonds[2]	$	168,032
Multifamily loans[2]	$	1,573,615
Mortgage-backed securities (issued or guaranteed by the U.S. Government, Fannie Mae, or Freddie Mac)[2]	$	191,821

(1) Excludes $14.5 million of cash at Northfield Bank.
(2) Represents remaining borrowing potential.

At December 31, 2022, we had $37.5 million in outstanding loan commitments. In addition, we had $288.4 million in unused lines of credit to borrowers. Certificates of deposit due within one year of December 31, 2022 totaled $685.3 million, or 16.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including loan sales, securities sales, other deposit products, including replacement certificates of deposit, securities sold under agreements to repurchase (repurchase agreements), and advances from the FHLBNY and other borrowing sources. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit. Based on experience, we believe that a significant portion of such deposits will remain with us, and we have the ability to attract and retain deposits by adjusting the interest rates offered.

We have a detailed contingency funding plan that is reviewed and reported to the Board Risk Committee at least quarterly. This plan includes monitoring cash on a daily basis to determine the liquidity needs of Northfield Bank. Additionally, management performs a stress test on Northfield Bank's retail deposits and wholesale funding sources in several scenarios on a quarterly basis. The stress scenarios include deposit attrition of up to 50%, and selling our securities available-for-sale portfolio at a discount of 20% to its current estimated fair value. Northfield Bank continues to maintain significant liquidity under all stress scenarios.

Northfield Bancorp, Inc. is a separate legal entity from Northfield Bank and must provide for its own liquidity to fund dividend payments, stock repurchases, and other corporate items. The Company's primary source of liquidity is the receipt of dividend payments from the Bank in accordance with applicable regulatory requirements. At December 31, 2022, Northfield Bancorp, Inc. (unconsolidated) had liquid assets of $40.0 million.

Northfield Bank and Northfield Bancorp, Inc. are both subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. At December 31, 2022, both Northfield Bank and Northfield Bancorp, Inc. exceeded all regulatory capital requirements and are considered "well capitalized" under regulatory guidelines. See "Item 1. Business - Supervision and Regulation" and Note 16 of the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, and unused lines of credit. While these contractual obligations represent our potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process applicable to loans we originate. In addition, we routinely enter into commitments to sell mortgage loans; such amounts are not significant to our operations. For additional information, see Note 15 of the Notes to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices

Our Consolidated Financial Statements and related notes have been prepared in accordance with U.S. GAAP. U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The effect of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater effect on our performance than inflation.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For information regarding market risk see "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations - Management of Market Risk."

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Northfield Bancorp, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change its method of accounting for the recognition and measurement of credit losses as of January 1, 2021 due to the adoption of ASC Topic 326, *Financial Instruments - Credit Losses*.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses for loans evaluated on a collective basis

As discussed in Notes 1 and 7 to the consolidated financial statements, the Company's total allowance for credit losses on loans as of December 31, 2022 was $42.6 million, of which $38.7 million related to the allowance for credit losses on loans evaluated on a collective basis (collective ACL). Loans that share similar risk characteristics are grouped into portfolio pools for collective evaluation. The Company's collective ACL consists of a quantitative component and qualitative adjustments. To estimate the quantitative component of the collective ACL, the Company uses a risk rating migration model that calculates an expected life-of-loan loss percentage for each loan by generating probability of default (PD) and loss given default (LGD) metrics. These metrics are multiplied by the exposure at default (EAD), taking into consideration prepayments, to calculate the quantitative component of the collective ACL. These metrics consider a variety of factors such as the migration of loans from performing to loss by credit risk rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, the Company's own historical loss experience over the historical life-of-loan analysis periods, comparable peer data loss history over the historical life-of-loan analysis periods, as well as economic scenarios over a reasonable and supportable forecast period, after which the Company immediately reverts to historical loss experience for the remaining life of the loans. The collective ACL also includes qualitative adjustments to address risks that may not be adequately represented in the risk rating migration model.

We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the (1) risk rating migration model used to estimate the PD and LGD metrics, (2) the key assumptions for the risk rating migration model, including credit risk ratings, the reasonable and supportable forecast period including the reversion method, the selection and weighting of multiple economic scenarios, and estimated prepayments, and (3) the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments. The assessment also included an evaluation of the conceptual soundness and performance of the risk rating migration model. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL estimate, including controls over the:

- development of the collective ACL methodology, including the selection of the risk rating migration model
- continued use and appropriateness of the risk rating migration model
- identification and determination of the key assumptions used to estimate the PD and LGD in the risk rating migration model
- development of the qualitative adjustments, including the significant assumptions used in the measurement of the qualitative adjustments
- analysis of the collective ACL results, trends, and ratios.

We evaluated the Company's process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ACL methodology for compliance with U.S. generally accepted accounting principles
- evaluating judgments made by the Company relative to the assessment of the risk rating migration model by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices
- assessing the conceptual soundness and performance testing of the risk rating migration model by inspecting the model documentation to determine whether the model is suitable for its intended use
- evaluating the selection and weighting of the economic forecast scenarios by comparing them to the Company's business environment and relevant industry practices
- evaluating the length of the reasonable and supportable forecast period and reversion method by comparing them to specific portfolio risk characteristics and trends
- evaluating judgments made by management in developing estimated prepayments by comparing to specific portfolio risk characteristics and trends
- testing individual credit risk ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral

- evaluating the methodology used to develop the qualitative adjustments and the effect of those adjustments on the collective ACL compared with relevant credit risk factors and consistency with credit trends and the identified limitations of the underlying risk rating migration model.

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices
- potential bias in the accounting estimates.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor; however, we are aware that we have served as the Company's auditor since at least 1967.

Short Hills, New Jersey
March 1, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Northfield Bancorp, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Northfield Bancorp, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Short Hills, New Jersey
March 1, 2023

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	At December 31,	
	2022	**2021**
	(Dollars in thousands, except share data)	
ASSETS:		
Cash and due from banks	$ 14,530	$ 18,191
Interest-bearing deposits in other financial institutions	31,269	72,877
Total cash and cash equivalents	45,799	91,068
Trading securities	10,751	13,461
Debt securities available-for-sale, at estimated fair value (and no allowance for credit losses at December 31, 2022 and December 31, 2021)	952,173	1,208,237
Debt securities held-to-maturity, at amortized cost	10,760	5,283
(estimated fair value of $10,389 at December 31, 2022, and $5,475 at December 31, 2021)		
Equity securities	10,443	5,342
Loans held-for-investment, net	4,243,693	3,806,617
Allowance for credit losses	(42,617)	(38,973)
Net loans held-for-investment	4,201,076	3,767,644
Accrued interest receivable	17,426	14,572
Bank-owned life insurance	167,912	164,500
Federal Home Loan Bank ("FHLB") of New York stock, at cost	30,382	22,336
Operating lease right-of-use assets	34,288	33,943
Premises and equipment, net	24,844	25,937
Goodwill	41,012	41,012
Other assets	54,427	37,207
Total assets	$ 5,601,293	$ 5,430,542
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Deposits	$ 4,150,219	$ 4,169,334
Securities sold under agreements to repurchase	25,000	50,000
FHLB advances and other borrowings	558,859	371,755
Subordinated debentures, net of issuance costs	60,996	—
Operating lease liabilities	39,790	39,851
Advance payments by borrowers for taxes and insurance	25,995	24,909
Accrued expenses and other liabilities	39,044	34,810
Total liabilities	4,899,903	4,690,659
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value; 150,000,000 shares authorized, 64,770,875 shares issued at December 31, 2022 and 2021, respectively, 47,442,488 and 49,266,733 shares outstanding at December 31, 2022 and 2021, respectively	648	648
Additional paid-in-capital	590,249	589,972
Unallocated common stock held by employee stock ownership plan	(15,650)	(17,058)
Retained earnings	418,353	381,361
Accumulated other comprehensive (loss) income	(48,331)	2,063
Treasury stock at cost; 17,328,387 and 15,504,142 shares at December 31, 2022 and 2021, respectively	(243,879)	(217,103)
Total stockholders' equity	701,390	739,883
Total liabilities and stockholders' equity	$ 5,601,293	$ 5,430,542

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Years ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands, except share and per share data)		
Interest income:			
Loans	$ 160,911	$ 158,217	$ 146,570
Mortgage-backed securities	12,461	10,640	16,572
Other securities	4,325	1,965	2,871
FHLB of New York dividends	1,174	1,279	1,825
Deposits in other financial institutions	817	197	307
Total interest income	179,688	172,298	168,145
Interest expense:			
Deposits	10,289	6,207	25,230
Borrowings	9,296	10,442	13,107
Subordinated debt	1,797	—	—
Total interest expense	21,382	16,649	38,337
Net interest income	158,306	155,649	129,808
Provision/(benefit) for credit losses	4,482	(6,184)	12,742
Net interest income after provision/(benefit) for credit losses	153,824	161,833	117,066
Non-interest income:			
Fees and service charges for customer services	5,705	5,394	3,967
Income on bank-owned life insurance	3,414	4,103	3,774
Gains on available-for-sale debt securities, net	279	1,495	327
(Losses)/gains on trading securities, net	(2,206)	1,703	1,601
Gains on sale of loans	453	1,401	665
Other	338	357	1,138
Total non-interest income	7,983	14,453	11,472
Non-interest expense:			
Compensation and employee benefits	41,961	43,677	41,437
Occupancy	13,241	13,956	15,152
Furniture and equipment	1,730	1,737	1,519
Data processing	7,415	6,784	8,123
Professional fees	3,846	3,596	4,141
Advertising	2,159	2,358	2,088
Federal Deposit Insurance Corporation (FDIC) insurance	1,407	1,365	885
Credit loss (benefit)/expense for off-balance sheet exposures	(1,061)	307	—
Other	6,250	5,379	5,168
Total non-interest expense	76,948	79,159	78,513
Income before income tax expense	84,859	97,127	50,025
Income tax expense	23,740	26,473	13,037
Net income	$ 61,119	$ 70,654	$ 36,988
Net income per common share:			
Basic	$ 1.32	$ 1.46	$ 0.76
Diluted	$ 1.32	$ 1.45	$ 0.76
Basic weighted average shares outstanding	46,234,122	48,416,495	48,721,504
Diluted weighted average shares outstanding	46,438,119	48,754,263	48,785,963

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - (Continued)

	Years ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Net income	$ 61,119	$ 70,654	$ 36,988
Other comprehensive (loss) income:			
Unrealized (losses) gains on debt securities available-for-sale:			
Net unrealized holding (losses) gains	(69,876)	(13,916)	12,077
Less: reclassification adjustment for net gains included in net income	(279)	(1,495)	(327)
Net unrealized (losses) gains	(70,155)	(15,411)	11,750
Post-retirement benefits adjustment	172	—	—
Other comprehensive (loss) income, before tax	(69,983)	(15,411)	11,750
Income tax benefit (expense) related to net unrealized holding (losses) gains on debt securities available-for-sale	19,558	3,895	(3,380)
Income tax expense related to reclassification adjustment for gains included in net income	79	419	91
Income tax expense related to post-retirement benefits adjustment	(48)	—	—
Other comprehensive (loss) income, net of tax	(50,394)	(11,097)	8,461
Comprehensive income	$ 10,725	$ 59,557	$ 45,449

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2022, 2021 and 2020

(Dollars in thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Unallocated Common Stock Held by the Employee Stock Ownership Plan	Retained Earnings	Accumulated Other Comprehensive Income (loss) Net of tax	Treasury Stock	Total Stockholders' Equity
	Shares Outstanding	Par Value						
Balance at December 31, 2019	49,175,347	$ 609	$ 548,486	$ (19,740)	$ 322,581	$ 4,699	$ (160,782)	$ 695,853
Net income					36,988			36,988
Other comprehensive income, net of tax						8,461		8,461
ESOP shares allocated or committed to be released			569	1,211				1,780
Stock compensation expense			1,432					1,432
Net issuance of restricted stock	83,744		(1,145)				1,145	—
Net forfeitures of restricted stock	(3,573)		34				(34)	—
Exercise of stock options, net	13,000		(4)				179	175
Cash dividends declared ($0.44 per common share)					(21,476)			(21,476)
Issuance of stock for VSB Bancorp, Inc. acquisition	3,837,168	39	41,134					41,173
Treasury stock (average cost of $11.59 per share)	(895,789)						(10,405)	(10,405)
Balance at December 31, 2020	52,209,897	648	590,506	(18,529)	338,093	13,160	(169,897)	753,981
Cumulative adjustment for adoption of ASU 2016-13 ("CECL")					(3,087)			(3,087)
Balance at January 1, 2021	52,209,897	648	590,506	(18,529)	335,006	13,160	(169,897)	750,894
Net income					70,654			70,654
Other comprehensive loss, net of tax						(11,097)		(11,097)
ESOP shares allocated or committed to be released			1,178	1,471				2,649
Stock compensation expense			994					994
Net issuance of restricted stock	147,315		(1,821)				1,821	—
Net forfeitures of restricted stock	(13,280)		178				(178)	—
Exercise of stock options, net	265,501		(1,063)				4,472	3,409
Cash dividends declared ($0.50 per common share)					(24,299)			(24,299)
Treasury stock (average cost of $15.91 per share)	(3,342,700)						(53,321)	(53,321)
Balance at December 31, 2021	49,266,733	648	589,972	(17,058)	381,361	2,063	(217,103)	739,883
Net income					61,119			61,119
Other comprehensive loss, net of tax						(50,394)		(50,394)
ESOP shares allocated or committed to be released			967	1,408				2,375
Stock compensation expense			1,753					1,753
Net issuance of restricted stock	157,416		(2,484)				2,484	—
Net forfeitures of restricted stock	(20,415)		293				(293)	—
Exercise of stock options, net	130,911		(252)				1,914	1,662
Cash dividends declared ($0.52 per common share)					(24,127)			(24,127)
Treasury stock (average cost of $14.72 per share)	(2,092,157)						(30,881)	(30,881)
Balance at December 31, 2022	47,442,488	$ 648	$ 590,249	$ (15,650)	$ 418,353	$ (48,331)	$ (243,879)	$ 701,390

See accompanying notes to consolidated financial statements.

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 61,119	$ 70,654	$ 36,988
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision/(benefit) for credit losses	4,482	(6,184)	12,742
ESOP and stock compensation expense	4,128	3,643	3,212
Depreciation	3,645	3,889	3,878
Amortization of premiums and deferred loan costs, net of accretion of discounts and deferred loan fees	9,306	2,587	4,073
Amortization of debt issuance costs	112	—	—
Amortization of intangible assets	174	200	229
Amortization of operating lease right-of-use assets	4,626	4,395	4,586
Income on bank-owned life insurance	(3,414)	(4,103)	(3,774)
Net gain on sale of loans held-for-sale	(453)	(1,401)	(665)
Proceeds from loans held-for-sale	3,544	—	—
Origination of loans held-for-sale	(3,364)	—	—
Gains on available-for-sale debt securities, net	(279)	(1,495)	(327)
Losses (gains) on trading securities, net	2,206	(1,703)	(1,601)
Gain on sale of other real estate owned, net	(17)	—	—
Net sales of trading securities	504	533	532
(Increase) decrease in accrued interest receivable	(2,924)	118	1,334
(Increase) decrease in other assets	(3,673)	(14,531)	1,294
Deferred tax (benefit)/provision	(625)	3,159	(3,058)
Increase (decrease) in accrued expenses and other liabilities	4,234	4,998	(4,229)
Net cash provided by operating activities	83,331	64,759	55,214
Cash flows from investing activities:			
Net increase in loans receivable	(430,849)	(105,455)	(276,616)
Purchase of loans	(10,183)	—	—
Proceeds from sale of loans	2,796	151,559	48,165
Purchase of FHLB of New York stock	(44,564)	(220)	(10,497)
Redemption of FHLB of New York stock	36,518	6,525	21,735
Purchases of debt securities available-for-sale	(168,973)	(746,967)	(572,342)
Purchases of equity securities	(5,046)	(5,089)	(27)
Principal payments and maturities on debt securities available-for-sale	305,027	454,414	556,920
Principal payments and maturities on debt securities held-to-maturity	720	1,879	1,462
Purchases of securities held-to-maturity	(6,237)	—	—
Proceeds from sale of debt securities available-for-sale	41,479	328,966	23,628
Proceeds from sale of equity securities	—	—	3,115
Proceeds from bank-owned life insurance	1,526	1,021	2,716
Proceeds from sale of other real estate owned	125	—	—
Purchases and improvements of premises and equipment	(2,552)	(1,638)	(3,059)
Net cash acquired in business combinations	—	—	72,875
Net cash (used in) provided by investing activities	(280,213)	84,995	(131,925)
Cash flows from financing activities:			
Net (decrease) increase in deposits	(19,115)	92,783	313,726
Dividends paid	(24,127)	(24,299)	(21,476)
Exercise of stock options	1,662	3,409	175
Purchase of treasury stock	(30,881)	(53,321)	(10,405)
Increase (decrease) in advance payments by borrowers for taxes and insurance	1,086	5,232	(368)
Proceeds from issuance of subordinated debt, net of issuance costs	60,884	—	—
Proceeds from securities sold under agreements to repurchase and other borrowings	282,104	—	370,785
Repayments related to securities sold under agreements to repurchase and other borrowings	(120,000)	(170,034)	(636,000)
Net cash provided by (used in) financing activities	151,613	(146,230)	16,437
Net (decrease) increase in cash and cash equivalents	(45,269)	3,524	(60,274)
Cash and cash equivalents at beginning of year	91,068	87,544	147,818
Cash and cash equivalents at end of year	$ 45,799	$ 91,068	$ 87,544

NORTHFIELD BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows - (Continued)

	Years Ended December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 19,282	$ 17,451	$ 39,584
Income taxes	22,094	28,476	15,169
Non-cash transactions:			
Loans charged-off, net	838	2,803	3,842
Transfers of loans held-for-investment to loans held-for-sale, at fair value	2,523	131,883	67,395
Transfers of loans held-for-sale at fair value to loans held-for-investment	—	1,612	—
Transfers of loans held-for-investment to other real estate owned	—	100	—
Right-of-use assets obtained in exchange for new lease liabilities	4,983	1,596	3,568
Acquisition:			
Non-cash assets acquired, at fair value:			
Securities available-for-sale	—	—	126,931
Loans	—	—	180,431
Accrued interest receivable	—	—	1,415
Bank-owned life insurance	—	—	5,714
Premises and equipment	—	—	7,789
Goodwill and other intangible assets	—	—	2,909
Other assets	—	—	4,702
Total non-cash assets acquired	—	—	329,891
Non-cash liabilities assumed, at fair value:			
Deposits	—	—	354,592
Other liabilities	—	—	7,001
Total non-cash liabilities assumed	—	—	361,593
Net non-cash liabilities assumed	—	—	(31,702)
Net cash and cash equivalents acquired	—		72,875
Common stock issued in acquisition	$ —	$ —	$ 41,173

See accompanying notes to consolidated financial statements.

(1) **Summary of Significant Accounting Policies**

The following significant accounting and reporting policies of Northfield Bancorp, Inc. and subsidiaries (collectively, the "Company"), conform to U.S. generally accepted accounting principles ("U.S. GAAP"), and are used in preparing and presenting these consolidated financial statements.

(a) **Basis of Presentation**

The consolidated financial statements are comprised of the accounts of Northfield Bancorp, Inc. and its wholly owned subsidiaries, Northfield Investment, Inc. and Northfield Bank (the "Bank"), and the Bank's wholly-owned significant subsidiaries, NSB Services Corp. and NSB Realty Trust. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses during the reporting periods. Actual results may differ significantly from those estimates and assumptions. A material estimate that is particularly susceptible to significant change in the near term is the allowance for credit losses. In connection with the determination of this allowance, management generally obtains independent appraisals for significant properties. In addition, judgments related to the amount and timing of expected cash flows from purchased credit-deteriorated ("PCD", or, previously, purchased credit-impaired "PCI") loans, goodwill, securities valuation and impairment, and deferred income taxes, involve a higher degree of complexity and subjectivity and require estimates and assumptions about uncertain matters. Actual results may differ from the estimates and assumptions.

Certain prior year amounts have been reclassified to conform to the current year presentation.

(b) **Recent Accounting Pronouncements**

ASU No. 2016-03. In June 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). This guidance was subsequently amended by ASU No. 2019-04, "Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments"; ASU No. 2019-05, "Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief"; and ASU No. 2019-11, "Codification Improvements to Topic 326, Financial Instruments-Credit Losses". ASU No. 2016-13 and its subsequent updates are collectively known as "CECL". CECL replaces the current incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. For available-for-sale debt securities where fair value is less than cost, credit-related impairment would be recognized in an allowance for credit losses and adjusted in each subsequent period for changes in credit risk. CECL also expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating the allowance for credit losses. The Company adopted ASU 2016-13 and its related amendments on January 1, 2021, using a modified retrospective approach.

At adoption, the Company recorded an $11.1 million increase to its allowance for credit losses, including reserves of $10.4 million related to loans and $737,000 related to unfunded credit commitments. Of the $10.4 million increase in loan reserves, $6.8 million represents PCD loan-related reserves which were recognized through a gross-up that increases the amortized cost basis of loans with a corresponding increase to the allowance for credit losses, and therefore results in no impact to shareholders' equity. The non-PCD loan related increase to the allowance for credit losses of $4.3 million, including the reserves for unfunded loan commitments, was offset in shareholders' equity and deferred tax assets. For further details on the adoption of CECL see Note 6 - Loans and Note 7 - Allowance for Credit Losses on Loans.

ASU No. 2019-12. In December 2019, the FASB issued ASU No. 2019-12, *"Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes."* ASU No. 2019-12 simplifies accounting for income taxes by removing specific technical exceptions in ASC 740 related to the incremental approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU No. 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted ASU 2019-12 on January 1, 2021, which did not have a material impact on the Company's Consolidated Financial Statements.

ASU No. 2020-04. In March, 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform ("ASC 848"): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Inter-Bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. However, in December 2022, the FASB issued ASU 2022-06, deferring the sunset date to December 31, 2024. The Company has evaluated the regulatory requirements to cease the use of LIBOR and has put in place systems and capabilities for this purpose. The adoption of this ASU is not expected to have a material impact on the Company's Consolidated Financial Statements.

ASU No. 2022-02. In March 2022, the FASB issued ASU No. 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures". The amendments in this ASU were issued to (1) eliminate accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty; (2) require disclosures of current period gross write-offs by year of origination for financing receivables and net investments in leases. For entities that have adopted the amendments in ASU 2016-13, Measurement of Credit Losses on Financial Instruments, this update will be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2022. Early adoption is permitted. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this ASU is not expected to have a material impact on the Company's Consolidated Financial Statements.

(c) Business

The Company, through its principal subsidiary, the Bank, provides a full range of banking services primarily to individuals and corporate customers in Richmond and Kings counties in New York, and Hunterdon, Mercer, Union and Middlesex counties in New Jersey. The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies, and undergoes periodic examinations by those regulatory authorities.

(d) Cash Equivalents

Cash equivalents consist of cash on hand, due from banks, and interest-bearing deposits in other financial institutions with an original term of three months or less.

(e) Securities

Securities are classified at the time of purchase, based on management's intention, as debt securities held-to-maturity, debt securities available-for-sale, trading account securities or equity securities. Debt securities held-to-maturity are those that management has the positive intent and ability to hold until maturity. Debt securities held-to-maturity are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the contractual term of the securities, adjusted for actual prepayments. Debt securities available-for-sale represents all securities not classified as either held-to-maturity, trading, or equity. Debt securities available-for-sale are carried at estimated fair value with unrealized holding gains and losses (net of related tax effects) on such securities excluded from earnings, but included as a separate component of stockholders' equity, titled "Accumulated other comprehensive income (loss)." The cost of securities sold is determined using the specific-identification method. Security transactions are recorded on a trade-date basis.

For securities available for sale, ASU 2016-13 eliminates the concept of other than temporary impairment and instead requires entities to determine if impairment is related to credit loss or non-credit loss. In making the assessment of whether a loss is from credit or other factors, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows is less than the amortized cost basis, a credit loss exists and an allowance is created, limited by the amount that the fair value is less than the amortized cost basis. Subsequent activity related to the credit loss component in the form of write-offs or recoveries is recognized as part of the allowance for credit losses on securities available for sale.

Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type. All of the held-to-maturity securities in the Company's portfolio are issued by U.S. government agencies and are either explicitly or implicitly guaranteed by the U.S government and therefore the expectation of nonpayment is zero. Therefore the Company is not required to estimate an allowance for credit losses related to these securities.

Prior to the adoption of ASU 2016-13, our evaluation of other-than-temporary impairment considered our assessments of the reason for the decline in value, the duration and severity of the impairment, our intent and ability to hold the securities (as well as the likelihood of a near-term recovery), and our intent to sell the securities and whether it was more likely than not that we would be required to sell the securities before the recovery of their amortized cost basis. If a determination was made that a debt security was other-than-temporarily impaired, the Company would estimate the amount of the unrealized loss that was attributable to credit and all other non-credit related factors. If we intended to hold securities in an unrealized loss position until the loss was recovered, which may be at maturity, the credit related component was recognized as an other-than-temporary impairment charge in non-interest income. The non-credit related component was recorded as an adjustment to accumulated other comprehensive income (loss), net of tax.

The estimated fair value of debt securities, including mortgage-backed securities and corporate debt obligations is furnished by an independent third-party pricing service. The third-party pricing service primarily utilizes pricing models and methodologies that incorporate observable market inputs, including among other things, benchmark yields, reported trades, and projected prepayment and default rates. Management reviews the data and assumptions used in pricing the securities by its third-party provider for reasonableness.

The Company has made the accounting policy election to exclude accrued interest receivable on securities from the estimate of credit losses. Accrued interest receivable totaled $2.8 million and $2.5 million, respectively, at December 31, 2022 and 2021 and is reported in accrued interest receivable on the consolidated balance sheets.

Trading securities are securities that are bought and may be held for the purpose of selling them in the near term. Trading securities are reported at estimated fair value, using quoted prices in active markets, with unrealized holding gains and losses reported as a component of gain (loss) on securities, net in non-interest income.

Equity securities with readily determinable fair values are stated at fair value with unrealized gains and losses reported as a component of gain (loss) on securities, net in non-interest income. Equity securities without readily determinable fair values are recorded at net asset value less any impairment, if any.

(f) Loans and Allowance for Credit Losses

The accounting and reporting for PCD loans and loans classified as held-for-sale differs substantially from those loans classified by the Company as held-for-investment. For purposes of reporting, discussion and analysis, management has classified its loan portfolio into three categories: (1) loans originated by the Company and held-for-sale, which are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore have no associated allowance for loan losses, (2) PCD loans, which are held-for-investment, and initially valued at estimated fair value on the date of acquisition, with no initial related allowance for credit losses, and (3) Loans held-for-investment, which include originated loans carried at amortized cost, and acquired loans, with no evidence of credit deterioration, initially valued at fair value on the date of acquisition, less net charge-offs and the allowance for credit losses.

Net loans held-for-investment are stated at unpaid principal balance, adjusted by unamortized premiums and unearned discounts, deferred origination fees and certain direct origination costs, and the allowance for credit losses. Interest income on loans is accrued and credited to income as earned. Net loan origination fees/costs are deferred and accreted/amortized to interest income over the loan's contractual life using the level-yield method, adjusted for actual prepayments. Generally, loans held-for-sale are designated at time of origination and generally consist of newly originated fixed rate residential loans and are recorded at the lower of aggregate cost or estimated fair value in the aggregate. During 2021 and 2020, the Company transferred from held-for-investment to held-for-sale certain performing and nonperforming loans. Transfers of loans from held-for-investment to held-for-sale are infrequent and occur at fair value less costs to sell, with any charge-off to allowance for credit losses. Gains are recognized on a settlement-date basis and are determined by the difference between the net sales proceeds and the carrying value of the loans, including any net deferred fees or costs.

Net loans held-for-investment are deemed impaired when it is probable, based on current information, that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. The Company has defined the population of impaired loans to be all non-accrual loans held-for-investment with an outstanding balance of $500,000 or greater and all loans restructured in troubled debt restructurings ("TDRs"). Loan held-for-investment are individually assessed to determine that the loan's carrying value is not in excess of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral (less estimated costs to sell) if the loan is collateral dependent. Impairments, if any, are recognized through a charge to the allowance for credit losses on loans for the amount that the loan's carrying value exceeds the discounted cash flow analysis or estimated fair value of collateral (less estimated costs to sell) if the loan is collateral dependent. Such amounts are charged-off when considered appropriate.

Allowance for Credit Losses on Loans

Under ASU 2016-13 the Company determines the allowance for credit losses on loans based upon a consideration of its historical portfolio loss experience, current borrower-specific risk characteristics, current conditions, forecasts of future economic conditions, reversion period, prepayments, and qualitative adjustments. The allowance is measured on a collective (loan segment) basis when similar risk characteristics exist. Loans that do not share common risk characteristics are evaluated on an individual basis and are excluded from the collective evaluation. Accrued interest on loans is excluded from the calculation of the allowance for credit losses due to the Company's non-accrual policy which results in the reversal of uncollectible accrued interest on non-accrual loans against interest income in a timely manner. Accrued interest receivable on loans held-for-investment totaled $11.7 million and $9.4 million, respectively, at December 31, 2022 and 2021 and is reported in accrued interest receivable on the consolidated balance sheets.

Allowance for Collectively Evaluated Loans Held-for-Investment. In estimating the quantitative component of the allowance on a collective basis, the Company uses a risk rating migration model which calculates an expected life of loan loss percentage for each loan by generating probability of default and loss given default metrics. These metrics are multiplied by the exposure at default, taking into consideration prepayments, to calculate the quantitative component of the allowance. The metrics are based on the migration of loans from performing to loss by credit risk rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred using the Company's own historical loss experience and comparable peer data loss history. The model's expected losses based on loss history are adjusted for qualitative adjustments to address risks that may not be adequately represented in the risk rating migration model. Among other things, these adjustments include and account for differences in: (i) changes in lending policies and procedures; (ii) changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments; (iii) changes in the experience, ability and depth of lending management and other relevant staff; (iv) changes in the quality of our loan review system; (v) the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and (vi) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

The Company utilizes a two-year reasonable and supportable forecast period after which estimated losses revert to historical loss experience immediately for the remaining life of the loan. In establishing its estimate of expected credit losses, the Company utilizes five externally-sourced forward-looking economic scenarios developed by Moody's Analytics ("Moody's"). Management utilizes five different Moody's scenarios so as to incorporate uncertainties related to the economic environment. These scenarios, which range from more benign to more severe economic outlooks, include a 'most likely outcome' (the "Baseline" scenario) and four less likely scenarios referred to as the "Upside" and "Downside" scenarios. Each scenario is assigned a weighting with a majority of the weighting placed on the Baseline scenario and lower weights placed on both the Upside and Downside scenarios. The weighting assigned by management is based on the economic outlook and available information at the reporting date. The model projects economic variables under each scenario based on detailed statistical analyses. The Company has identified and selected key variables that most closely correlated to its historical credit performance, which include: Gross domestic product, unemployment, and three collateral indices: the Commercial Property Price Index, the Commercial Property Price Apartment Index and the Case-Shiller Home Price Index.

Allowance for Individually Evaluated Loans. The Company measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of all TDRs and non-accrual loans with an outstanding balance of $500,000 or greater. Loans individually evaluated for impairment are assessed to determine that the loan's carrying value is not in excess of the estimated fair value of the collateral less cost to sell, if the loan is collateral-dependent, or the present value of the expected future cash flows, if the loan is not collateral-dependent. Management performs an evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third-party management firm that specializes in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings which are not collateral-dependent is inherently subjective and requires, among other things, an evaluation of the borrower's current and projected financial condition. Individually impaired loans that have no impairment losses are not considered for collective allowances described above.

The Company elected to exclude accrued interest on loans from the amortized cost of loans held for investment. The accrued interest is reported in accrued interest receivable on the consolidated balance sheet and totaled $11.7 million and $9.4 million, respectively, at December 31, 2022 and 2021.

PCD Loans

The Company adopted CECL using the prospective transition approach for PCD loans that were previously classified as PCI loans and accounted for under Accounting Standards Codification ("ASC") Subtopic 310-30, *"Loans and Debt Securities Acquired with Deteriorated Credit Quality."* In accordance with the standard, management did not reassess whether PCI loans met the criteria of PCD loans as of the date of adoption. On January 1, 2021, the amortized cost basis of the PCD assets was adjusted to reflect the addition of the $6.8 million of the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) will be accreted into interest income at the effective interest rate as of January 1, 2021.

Upon adoption of CECL, the Company elected to maintain pools of loans that were previously accounted for under ASC Subtopic 310-30 and will continue to account for these pools as a unit of account. Loans are only removed from existing pools if they are written off, paid off, or sold. Upon adoption of CECL, the allowance for credit losses was determined for each pool and added to the pool's carrying amount to establish a new amortized cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount which will be amortized into interest income over the remaining life of the pool. Changes to the allowance for credit losses after adoption are recorded through provision expense.

The Company also maintains a reserve for estimated losses on off-balance sheet credit risks related to loan commitments and stand-by letters of credit. The reserve for off-balance sheet exposures is determined using the CECL reserve factor in the related funded loan segment, adjusted for an average historical funding rate. The allowance for credit losses for off-balance sheet credit exposures is recorded in other liabilities on the consolidated balance sheets and the corresponding provision is included in other non-interest expense.

While management uses available information to estimate credit losses on loans, future additions may be necessary based on changes in conditions, including changes in economic conditions and forecasts, particularly in Richmond and Kings counties in New York, and Hunterdon, Mercer, Union and Middlesex counties in New Jersey and to a lesser extent eastern Pennsylvania. Accordingly, as with most financial institutions in the market area, the ultimate collectability of a substantial portion of the Company's loan portfolio is susceptible to changes in conditions in the Company's marketplace. In addition, future changes in laws and regulations could make it more difficult for the Company to collect all contractual amounts due on its loans and mortgage-backed securities.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

TDRs are loans where terms have been modified because of deterioration in the financial condition of the borrower. Modifications could include extension of the repayment terms of the loan, reduced interest rates, or forgiveness of accrued interest and/or principal. Once an obligation has been restructured because of such credit problems, it continues to be considered restructured until paid in full or, if the obligation yields a market rate (a rate equal to the rate the Company was willing to accept at the time of the restructuring for a new loan with comparable risk), until the year subsequent to the year in which the restructuring takes place, provided the borrower has performed under the modified terms for a consecutive six-month period. The Company records an impairment charge equal to the difference between the present value of estimated future cash flows under the restructured terms discounted at the original loan's effective interest rate, or the underlying collateral value, less estimated costs to sell, if the loan is collateral dependent. Changes in present values attributable to the passage of time are recorded as a component of the provision for loan losses.

The Company introduced a short-term modification program in March 2020 that provided temporary payment relief to those borrowers directly impacted by COVID-19. The program allowed for a deferral of payments typically for 90 days, which could be extended for an additional 90 days, for a maximum of 180 days on a cumulative basis, with modifications in the form of payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment. In accordance with regulatory guidance under the Coronavirus Aid, Relief and Economic Security Act of 2020 (the "CARES Act"), the Consolidated Appropriations Act, and other regulatory guidance, these loan deferrals were not considered TDRs and not reported as past due or non-accrual during the deferral period. At December 31, 2022 and 2021, there were no material deferrals related to the CARES Act.

A loan is considered past due when it is not paid in accordance with its contractual terms. The accrual of income on loans, including impaired loans held-for-investment, and other loans in the process of foreclosure, is generally discontinued when a loan becomes 90 days or more delinquent, or sooner when certain factors indicate that the ultimate collection of principal and interest is in doubt. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed against interest income, and income is recognized subsequently only in the period that cash is received, provided no principal payments are due and the remaining principal balance outstanding is deemed collectible. A non-accrual loan is not returned to accrual status until both principal and interest payments are brought current and factors indicating doubtful collection no longer exist, including performance by the borrower under the loan terms for a consecutive six-month period.

(g) Federal Home Loan Bank ("FHLB") Stock

The Bank, as a member of the FHLB of New York ("FHLBNY"), is required to hold shares of capital stock in the FHLB as a condition to both becoming a member and engaging in certain transactions with the FHLB. The minimum investment requirement is determined by a "membership" investment component and an "activity-based" investment component. The membership investment component is the greater of 0.125% of the Bank's mortgage-related assets, as defined by the FHLB, or $1,000. The activity-based investment component is equal to 4.5% of the Bank's outstanding advances with the FHLB. The activity-based investment component also considers other transactions, including assets originated for or sold to the FHLB, and delivery commitments issued by the FHLB. The Company currently does not enter into these other types of transactions with the FHLB.

On at least a quarterly basis, we perform our other-than-temporary impairment analysis of FHLB stock, we evaluate, among other things, (i) its earnings performance, including the significance of any decline in net assets of the FHLB as compared to the regulatory capital amount of the FHLB, (ii) the commitment by the FHLB to continue dividend payments, and (iii) the liquidity position of the FHLB. We did not consider our investment in FHLB stock to be other-than-temporarily impaired at December 31, 2022 and 2021.

(h) Operating Leases

During the normal course of business, the Company enters into agreements, and at inception it determines if a particular agreement is a lease. The Company's operating lease agreements relate primarily to its corporate offices and bank branch offices. The agreements are recorded as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets. Operating lease right of use assets and operating lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, and represent the right to use an underlying asset for the lease term and the obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

(i) Premises and Equipment, Net

Premises and equipment, including leasehold improvements, are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment, including capital leases, are computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives of significant classes of assets are generally as follows: buildings - forty years; furniture and equipment - five to seven years; and purchased computer software - three years. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives of the improvements. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or sale, any gain or loss is credited or charged to operations.

(j) Bank-Owned Life Insurance

The Company has purchased bank-owned life insurance contracts to help fund its obligations for certain employee benefit costs. The Company's investment in such insurance contracts has been reported in the consolidated balance sheets at their cash surrender values. Changes in cash surrender values and death benefit proceeds received in excess of the related cash surrender values are recorded as non-interest income.

(k) Goodwill

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and other intangible assets. Goodwill is not amortized and is subject to an annual assessment for impairment. The goodwill impairment analysis was generally a two-step test. However, on January 1, 2020, we adopted ASU 2017-04, *"Simplifying the Test for Goodwill Impairment"* which simplifies how an entity is required to test goodwill for impairment. The guidance removed step two of the goodwill impairment test, which had required a hypothetical purchase price allocation. The ASU does not change the optional qualitative assessment which allows companies to assess qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value, commonly referred to as the qualitative assessment or step 0.

Goodwill is allocated to Northfield's reporting unit at the date goodwill is actually recorded. As of December 31, 2022, the carrying value of goodwill totaled $41.0 million. The Company qualitatively assessed the current economic environment, including macroeconomic conditions, industry and market conditions and overall financial performance of the Company, among others. After consideration of the results of the annual 2022 impairment test and the results for the year ended December 31, 2022, the Company determined that it was more-likely-than-not that the fair value of its reporting unit was above its book value as of December 31, 2022, which did not indicate impairment for our reporting unit, nor was our reporting unit at risk. The Company will test goodwill for impairment between annual test dates if an event occurs or circumstances change that would indicate the fair value of the reporting unit is below its carrying amount. No events have occurred and no circumstances have changed since the annual impairment test date that would indicate the fair value of the reporting unit is below its carrying amount.

(l)   Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. When applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company records income tax-related interest and penalties, if applicable, within income tax expense.

(m)   Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted (and without interest) net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

(n)   Securities Sold Under Agreements to Repurchase and Other Borrowings

The Company enters into sales of securities under agreements to repurchase (Repurchase Agreements) and collateral pledge agreements (Pledge Agreements) with selected dealers and banks. Such agreements are accounted for as secured financing transactions since the Company maintains effective control over the transferred or pledged securities and the transfer meets the other accounting and recognition criteria as required by the transfer and servicing topic of the FASB Accounting Standards. Obligations under these agreements are reflected as a liability in the consolidated balance sheets. Securities underlying the agreements are maintained at selected dealers and banks as collateral for each transaction executed and may be sold or pledged by the counterparty. Collateral underlying Repurchase Agreements that permit the counterparty to sell or pledge the underlying collateral is disclosed on the consolidated balance sheets as "encumbered." The Company retains the right under all Repurchase Agreements and Pledge Agreements to substitute acceptable collateral throughout the terms of the agreement.

(o)   Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and the change in unrealized holding gains and losses on debt securities available-for-sale, change in actuarial gains and losses on other post-retirement benefits, and change in service cost on other postretirement benefits, net of taxes. Comprehensive income (loss) and its components is presented in the consolidated statements of comprehensive income.

(p) Benefits

The Company sponsors a defined postretirement benefit plan that provides for medical and life insurance coverage to a limited number of retirees, as well as life insurance to all qualifying employees of the Company. The estimated cost of postretirement benefits earned is accrued during an individual's estimated service period to the Company. The Company recognizes in its balance sheet the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation at the end of our calendar year. The actuarial gains and losses and the prior service costs and credits that arise during the period are recognized as a component of other comprehensive income (loss), net of tax.

Funds borrowed by the Employee Stock Ownership Plan (the "ESOP") from the Company to purchase the Company's common stock are being repaid from the Bank's contributions over a period of up to 30 years. The Company's common stock not yet allocated to participants is recorded as a reduction of stockholders' equity at cost. The Company records compensation expense related to the ESOP at an amount equal to the shares committed to be released by the ESOP multiplied by the average fair value of our common stock during the reporting period.

The Company recognizes the grant-date fair value of stock based awards issued to participants' as compensation cost in the consolidated statements of comprehensive income. The fair value of common stock awards is based on the closing price of our common stock as reported on the NASDAQ Stock Market on the grant date. The expense related to stock options is based on the estimated fair value of the options at the date of the grant using the Black-Scholes pricing model. The awards are fixed in nature and compensation cost related to stock based awards is recognized on a straight-line basis over the requisite service periods. The Company accounts for forfeitures as they occur.

The Bank has a 401(k) plan covering substantially all employees. Contributions to the plan are expensed as incurred.

(q) Segment Reporting

As a community-focused financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

(r) Net Income per Common Share

Net income per common share-basic is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding, excluding unallocated ESOP shares and unearned common stock award shares. The weighted average common shares outstanding includes the average number of shares of common stock outstanding, including shares allocated or committed to be released ESOP shares. Net income per common share-diluted is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if stock options and unvested shares of restricted stock were exercised and converted into common stock.

When applying the treasury stock method we add the assumed proceeds from option exercises and the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divided this sum by our average stock price for the period to calculate assumed shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted earnings per share.

At December 31, 2022, 2021, and 2020, there were 203,997, 337,768, and 64,459 dilutive shares outstanding, respectively.

(s) Other Real Estate Owned

Assets acquired through loan foreclosure, or deed-in-lieu of, are held for sale and are initially recorded at estimated fair value, less estimated selling costs, when acquired, thus establishing a new cost basis. Costs after acquisition are generally expensed. If the estimated fair value of the asset subsequently declines, a write-down is recorded through other non-interest expense.

(t) Advertising Costs

Advertising costs are expensed in the period they are incurred.

(u) Derivatives

The Company records all derivatives on the Consolidated Balance Sheets at fair value. The Company has interest rate derivatives resulting from a service provided to certain qualified borrowers in a loan related transaction and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. As such, all changes in fair value of the Company's interest rate derivatives are recognized directly in earnings. The fair value of the Company's derivatives is determined using discounted cash flow analysis using observable market-based inputs, which are considered Level 2 inputs.

(2)   **Business Combinations**

On July 1, 2020, the Company completed its acquisition of VSB Bancorp, Inc. ("Victory"), parent company of Victory State Bank, in a stock transaction, which after purchase accounting adjustments added $402.8 million to total assets, including $180.4 million to loans, and $354.6 million to deposits, and six branch offices in Staten Island, New York. Under the terms of the merger agreement, each share of Victory common stock was exchanged for 2.0463 shares of Northfield common stock with fractional shares paid out in cash.

The transaction was accounted for under the acquisition method of accounting. Under this method of accounting, the purchase price has been allocated to the respective assets acquired and liabilities assumed based upon their estimated fair values, net of tax, as of July 1, 2020, and results of operations have been included in the Company's consolidated statements of income from that date forward. The excess of consideration paid over the fair value of the net assets acquired has been recorded as goodwill.

Direct costs related to the acquisition were expensed as incurred. During the year ended December 31, 2020, the Company incurred $4.3 million, respectively, of merger-related expenses, pre-tax, which are included in non-interest expense in the Company's consolidated statement of income.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition for Victory (in thousands):

	At July 1, 2020
	Fair Value
Total Purchase Price	$ 41,173
Assets acquired:	
Cash and cash equivalents	$ 72,875
Debt securities available-for-sale	126,931
Loans	180,431
Accrued interest receivable	1,415
Bank-owned life insurance	5,714
Premises and equipment	7,789
Other assets	5,010
Total assets acquired	400,165
Liabilities assumed:	
Deposits	354,592
Other liabilities	7,001
Total liabilities assumed	361,593
Net assets acquired	$ 38,572
Goodwill recorded in the merger	$ 2,601

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information that existed as of the acquisition date estimates and uncertainties become available. As of June 30, 2021, the Company finalized its review of the acquired assets and liabilities and recorded an adjustment to the carrying value of goodwill and a corresponding adjustment to deferred tax assets of $304,000.

Fair Value Measurement of Assets Assumed and Liabilities Assumed

Described below are the methods used to determine the fair value of the significant assets acquired and liabilities assumed in the Victory acquisition.

Cash and cash equivalents. The estimated fair values of cash and cash equivalents approximate their stated face amounts, as these financial instruments are either due on demand or have short-term maturities.

Debt securities Available-for-Sale. The estimated fair values of the securities were calculated utilizing Level 2 inputs. Prices for the securities were obtained from an independent nationally recognized third-party pricing service.

Loans. The acquired loan portfolio was valued based on current guidance which defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Level 3 inputs were utilized to value the portfolio and included the use of present value techniques employing cash flow estimates and the incorporated assumptions that marketplace participants would use in estimating fair values. In instances where reliable market information was not available, the Company used its own assumptions in an effort to determine reasonable fair value. Specifically, management utilized three separate fair value analyses which a market participant would employ in estimating the total fair value adjustment. The three separate fair valuation methodologies used were: 1) interest rate loan fair value analysis; 2) general credit fair value adjustment; and 3) specific credit fair value adjustment.

To prepare the interest rate fair value analysis, loans were grouped by characteristics such as loan type, term, collateral and rate. Market rates for similar loans were obtained from various external data sources and reviewed by Company management for reasonableness. The average of these rates was used as the fair value interest rate a market participant would utilize. A present value approach was utilized to calculate the interest rate fair value adjustment.

The general credit fair value adjustment was calculated using a two-part general credit fair value analysis: 1) expected credit losses; and 2) estimated fair value adjustment for qualitative adjustments. The expected credit losses were calculated using an average of historical losses of the acquired bank and industry bench mark loss rates observed for loans with similar underlying characteristics. The adjustment related to qualitative adjustments was impacted by general economic conditions and the risk related to lack of familiarity with the originator's underwriting process.

To calculate the specific credit fair value adjustment, management reviewed the acquired loan portfolio for loans meeting the definition of an impaired loan with deteriorated credit quality. Loans meeting this definition were reviewed by comparing the contractual cash flows to expected collectible cash flows. The aggregate expected cash flows less the acquisition date fair value resulted in an accretable yield amount. The accretable yield amount will be recognized over the life of the loans on a level yield basis as an adjustment to yield.

The following is a summary of the credit impaired loans acquired in the Victory acquisition as of the closing date (in thousands):

	July 1, 2020
Contractually required principal and interest	$ 7,809
Contractual cash flows not expected to be collected (non-accretable discount)	3,315
Expected cash flows to be collected at acquisition	4,494
Interest component of expected cash flows (accretable yield)	(599)
Fair value of acquired loans	$ 3,895

Leases. Five lease obligations were added as part of the acquisition, and the Company recorded a $2.5 million operating lease right-of-use asset and operating lease liability for these lease obligations.

Deposits. The fair values of deposit liabilities with no stated maturity (i.e., non-interest bearing demand accounts, interest-bearing negotiable orders of withdrawal ("NOW"), savings and money market accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted to present value using interest rates currently offered on deposits with similar characteristics and remaining maturities.

(3)   **Debt Securities Available-for-Sale**

The following is a comparative summary of mortgage-backed securities and other debt securities available-for-sale at December 31, 2022 and 2021 (in thousands):

	December 31, 2022			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$ 76,150	$ —	$ (4,074)	$ 72,076
Mortgage-backed securities:				
Pass-through certificates:				
Government sponsored enterprises ("GSEs")	472,963	1	(40,346)	432,618
Real estate mortgage investment conduits ("REMICs"):				
GSE	280,870	—	(16,146)	264,724
	753,833	1	(56,492)	697,342
Other debt securities:				
Municipal bonds	21	—	—	21
Corporate bonds	189,603	2	(6,871)	182,734
	189,624	2	(6,871)	182,755
Total debt securities available-for-sale	$ 1,019,607	$ 3	$ (67,437)	$ 952,173

	December 31, 2021			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$ 2,344	$ —	$ (54)	$ 2,290
Mortgage-backed securities:				
Pass-through certificates:				
GSE	579,035	5,233	(2,862)	581,406
REMICs:				
GSE	390,755	2,398	(1,443)	391,710
	969,790	7,631	(4,305)	973,116
Other debt securities:				
Municipal bonds	71	1	—	72
Corporate bonds	233,311	192	(744)	232,759
	233,382	193	(744)	232,831
Total debt securities available-for-sale	$ 1,205,516	$ 7,824	$ (5,103)	$ 1,208,237

The following is a summary of the expected maturity distribution of debt securities available-for-sale other than mortgage-backed securities at December 31, 2022 (in thousands):

Available-for-sale	Amortized cost	Estimated fair value
Due in one year or less	$ 154,157	$ 149,006
Due after one year through five years	110,467	104,807
Due after five years through ten years	1,150	1,018
	$ 265,774	$ 254,831

Contractual maturities for mortgage-backed securities are not included above, as expected maturities on mortgage-backed securities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties.

Certain securities available-for-sale are pledged or encumbered to secure borrowings under Pledge Agreements and Repurchase Agreements and for other purposes required by law. At December 31, 2022, and December 31, 2021, the fair value of debt securities available-for-sale that were pledged to secure borrowings and deposits was $591.7 million and $522.1 million, respectively. See Note 10 - "Borrowings" for further discussion regarding securities pledged or encumbered for borrowings.

For the year ended December 31, 2022, the Company had gross proceeds of $41.5 million on sales of securities available-for-sale with gross realized gains of $279,000 and no gross realized losses. For the year ended December 31, 2021, the Company had gross proceeds of $329.0 million on sales of securities available-for-sale with gross realized gains of $1.5 million and no gross realized losses. For the year ended December 31, 2020, the Company had gross proceeds of $23.6 million on sales of securities available-for-sale with gross realized gains of $350,000 and gross realized losses of $23,000. The Company recognized net losses of $2.2 million on its trading securities portfolio during the year ended December 31, 2022 and net gains of $1.7 million and $1.6 million during the years ended December 31, 2021 and December 31, 2020, respectively. The Company routinely sells securities when market pricing presents, in management's assessment, an economic benefit that outweighs holding such security, and when smaller balance securities become cost prohibitive to carry.

Gross unrealized losses on mortgage-backed securities and other debt securities available-for-sale, and the estimated fair value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2022 and 2021, were as follows (in thousands):

| | December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
U.S. Government agency securities	$ (3,942)	$ 71,058	$ (132)	$ 1,018	$ (4,074)	$ 72,076
Mortgage-backed securities:						
Pass-through certificates:						
GSE	(8,112)	142,605	(32,234)	289,890	(40,346)	432,495
REMICs:						
GSE	(8,303)	180,612	(7,843)	84,112	(16,146)	264,724
Other debt securities:						
Corporate bonds	(842)	35,778	(6,029)	129,174	(6,871)	164,952
Total	$ (21,199)	$ 430,053	$ (46,238)	$ 504,194	$ (67,437)	$ 934,247

| | December 31, 2021 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
U.S. Government agency securities	$ —	$ —	$ (54)	$ 2,290	$ (54)	$ 2,290
Mortgage-backed securities:						
Pass-through certificates:						
GSE	(2,543)	417,291	(318)	14,625	(2,861)	431,916
REMICs:						
GSE	(1,350)	125,725	(94)	4,413	(1,444)	130,138
Other debt securities:						
Corporate bonds	(744)	146,853	—	—	(744)	146,853
Total	$ (4,637)	$ 689,869	$ (466)	$ 21,328	$ (5,103)	$ 711,197

The Company held 35 pass-through mortgage-backed securities issued or guaranteed by GSEs, 38 REMIC mortgage-backed securities issued or guaranteed by GSEs, 19 corporate bonds, and one U.S. Government agency security that were in a continuous unrealized loss position of twelve months or greater at December 31, 2022. There were 87 pass-through mortgage-backed securities issued or guaranteed by GSEs, 47 REMIC mortgage-backed securities issued or guaranteed by GSEs, eight corporate bonds, and four U.S. Government agency securities that were in an unrealized loss position of less than twelve months at December 31, 2022. All securities referred to above were rated investment grade at December 31, 2022.

Available for sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level such as credit deterioration of the issuer or collateral underlying the security. In assessing the impairment, the Company compares the present value of cash flows expected to be collected with the amortized cost basis of the security. If it is determined that the decline in fair value was due to credit losses, an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis. The Company did not recognize any allowance for credit losses on its available-for-sale debt securities during the years ended December 31, 2022 or 2021.

The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. The Company also assesses its intent to sell the securities (as well as the likelihood of a near-term recovery). If the Company intends to sell an available for sale debt security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged to the debt security's fair value at the reporting date with any incremental impairment reported in earnings.

The Company has made the accounting policy election to exclude accrued interest receivable on available-for-sale securities from the estimate of credit losses. Accrued interest receivable associated with debt securities available-for-sale totaled $2.8 million and $2.5 million, respectively, at December 31, 2022 and December 31, 2021 and was reported in accrued interest receivable on the consolidated balance sheets.

(4)   Debt Securities Held-to-Maturity

The following is a summary of mortgage-backed securities held-to-maturity at December 31, 2022 and 2021 (in thousands):

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
	December 31, 2022						
Mortgage-backed securities:							
Pass-through certificates:							
GSEs	$	10,760	$	90	$	(461)	$	10,389
Total securities held-to-maturity	$	10,760	$	90	$	(461)	$	10,389

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
	December 31, 2021						
Mortgage-backed securities:							
Pass-through certificates:							
GSEs	$	5,283	$	192	$	—	$	5,475
Total securities held-to-maturity	$	5,283	$	192	$	—	$	5,475

Contractual maturities for mortgage-backed securities are not presented, as expected maturities on mortgage-backed securities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. There were no sales of held-to-maturity securities for the years ended December 31, 2022, 2021 and 2020.

At December 31, 2022, and December 31, 2021, debt securities held-to-maturity with a carrying value of $2.0 million and $2.1 million, respectively, were pledged to secure repurchase agreements and deposits. See Note 10 - "Borrowings" for further discussion regarding securities pledged or encumbered for borrowings.

Gross unrealized losses on mortgage-backed securities held-to-maturity, and the estimated fair value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 were as follows (in thousands):

| | December 31, 2022 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
Mortgage-backed securities:						
Pass-through certificates:						
GSE	$ (461)	$ 7,433	$ —	$ —	$ (461)	$ 7,433
Total	$ (461)	$ 7,433	$ —	$ —	$ (461)	$ 7,433

The Company held nine pass-through mortgage-backed debt securities held-to-maturity issued or guaranteed by GSEs that were in an unrealized loss position of less than twelve months at December 31, 2022 and no held-to-maturity securities in an unrealized loss position of greater than twelve months at December 31, 2022. There were no held-to-maturity securities in an unrealized loss position at December 31, 2021.

The Company's held-to-maturity securities are residential mortgage-backed securities issued by Ginnie Mae, Freddie Mac and Fannie Mae, and it is expected that the securities will not be settled at prices less than the amortized cost bases of the securities as such securities are backed by the full faith and credit of and/or guaranteed by the U.S. Government. Accordingly, no allowance for credit losses has been recorded for these securities.

The Company has made the accounting policy election to exclude accrued interest receivable on held-to-maturity securities from the estimate of credit losses. Accrued interest receivable associated with held-to-maturity securities totaling $39,000 and $16,000, respectively, at December 31, 2022 and December 31, 2021 was reported in accrued interest receivable on the consolidated balance sheets.

(5)   **Equity Securities**

At December 31, 2022 and December 31, 2021, equity securities totaled $10.4 million and $5.3 million, respectively. Equity securities consist of money market mutual funds, recorded at fair value of $361,000 and $328,000, at December 31, 2022 and December 31, 2021, respectively, and an investment in a private Small Business Administration ("SBA") Loan Fund (the "SBA Loan Fund") recorded at net asset value of $10.1 million and $5.0 million at December 31, 2022 and December 31, 2021, respectively. As the SBA Loan Fund operates as a private fund, its shares are not publicly traded and, therefore, have no readily determinable market value. The SBA Loan Fund was recorded at net asset value as a practical expedient for reporting fair value.

(6)   **Loans**

The following table summarizes the Company's loans held-for-investment, net, (in thousands):

		December 31,		
		2022		2021
Real estate loans:				
Multifamily	$	2,824,579	$	2,518,065
Commercial mortgage		899,249		808,597
One-to-four family residential mortgage		173,946		183,665
Home equity and lines of credit		152,555		109,956
Construction and land		24,932		27,495
Total real estate loans		4,075,261		3,647,778
Commercial and industrial loans [1]		154,700		141,005
Other loans		2,230		2,015
Total commercial and industrial and other loans		156,930		143,020
Loans held-for-investment, net (excluding PCD)		4,232,191		3,790,798
PCD		11,502		15,819
Total loans held-for-investment, net		4,243,693		3,806,617
Allowance for credit losses		(42,617)		(38,973)
Net loans held-for-investment	$	4,201,076	$	3,767,644

[1] Included in commercial and industrial loans at December 31, 2022 and 2021 are PPP loans totaling $5.1 million and $40.5 million, respectively.

The Company had no loans held-for-sale at December 31, 2022 or 2021.

In addition to originating loans, the Company may acquire loans through portfolio purchases or acquisitions of other companies. Purchased loans that have evidence of more than insignificant credit deterioration since origination are deemed PCD loans. For PCD loans, each loan pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. PCD loans totaled $11.5 million at December 31, 2022, as compared to $15.8 million at December 31, 2021. The majority of the PCD loan balance was attributable to those loans acquired as part of a FDIC-assisted transaction. At December 31, 2022, PCD loans consisted of approximately 9% one-to-four family residential loans, 28% commercial real estate loans, and 53% commercial and industrial loans, and 10% in home equity loans. At December 31, 2021, PCD loans consisted of approximately 16% one-to-four family residential loans, 25% commercial real estate loans, 48% commercial and industrial loans, and 11% in construction and land and home equity loans.

Credit Quality Indicators

The Company monitors the credit quality of its loan portfolio on a regular basis. Credit quality is monitored by reviewing certain credit quality indicators. Management has determined that loan-to-value ("LTV") ratios (at period end) and internally assigned credit risk ratings by loan type are the key credit quality indicators that best measure the credit quality of the Company's loan receivables. LTV used by management in monitoring credit quality are based on current period loan balances and original appraised values at the time of origination (unless a current appraisal has been obtained as a result of the loan being deemed impaired).

The Company maintains a credit risk rating system as part of the risk assessment of its loan portfolio. The Company's lending officers are required to assign a credit risk rating to each loan in their portfolio at origination. This risk rating is reviewed periodically and adjusted if necessary. Monthly, management presents monitored assets to the loan committee. In addition, the Company engages a third-party independent loan reviewer that performs semi-annual reviews of a sample of loans, validating the credit risk ratings assigned to such loans. The credit risk ratings play an important role in the establishment of the provision for credit losses on loans and the allowance for credit losses for loans held-for-investment. After determining the loss factor for each portfolio segment held-for-investment, the collectively evaluated for impairment balance of the held-for-investment portfolio is multiplied by the collectively evaluated for impairment loss factor for the respective portfolio segment in order to determine the allowance for loans collectively evaluated for impairment.

When assigning a credit risk rating to a loan, management utilizes the Bank's internal nine-point credit risk rating system.

1. Strong
2. Good
3. Acceptable
4. Adequate
5. Watch
6. Special Mention
7. Substandard
8. Doubtful
9. Loss

Loans rated 1 to 5 are considered pass ratings. An asset is classified substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets have well defined weaknesses based on objective evidence, and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable based on current circumstances. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Assets which do not currently expose the Company to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses, are required to be designated special mention.

The following table presents the Company's loans held-for-investment, excluding PCD loans, by loan class, credit risk ratings and year of origination, at December 31, 2022 (in thousands):

				December 31, 2022				
	2022	**2021**	**2020**	**2019**	**2018**	**Prior**	**Revolving Loans**	**Total**
Real Estate:								
Multifamily								
Pass	$ 632,613	$ 676,370	$ 500,069	$ 255,374	$ 204,810	$ 545,335	$ 521	$ 2,815,092
Substandard	—	—	—	—	3,525	5,962	—	9,487
Total multifamily	632,613	676,370	500,069	255,374	208,335	551,297	521	2,824,579
Commercial								
Pass	213,621	147,419	68,215	90,644	72,512	275,606	1,664	869,681
Special mention	—	—	—	—	—	4,852	—	4,852
Substandard	2,889	10,574	—	—	—	11,253	—	24,716
Total commercial	216,510	157,993	68,215	90,644	72,512	291,711	1,664	899,249
One-to-four family residential								
Pass	26,432	12,340	8,623	10,057	7,227	105,787	1,006	171,472
Special mention	—	—	—	—	—	1,716	—	1,716
Substandard	—	—	—	—	—	758	—	758
Total one-to-four family residential	26,432	12,340	8,623	10,057	7,227	108,261	1,006	173,946
Home equity and lines of credit								
Pass	36,513	16,053	8,198	5,948	4,484	11,315	69,539	152,050
Special mention	—	—	—	—	—	70	—	70
Substandard	—	—	—	92	48	295	—	435
Total home equity and lines of credit	36,513	16,053	8,198	6,040	4,532	11,680	69,539	152,555
Construction and land								
Pass	8,121	1,145	6,335	1,276	1,427	3,905	653	22,862
Substandard	—	—	—	—	2,070	—	—	2,070
Total construction and land	8,121	1,145	6,335	1,276	3,497	3,905	653	24,932
Total real estate loans	920,189	863,901	591,440	363,391	296,103	966,854	73,383	4,075,261
Commercial and industrial								
Pass	16,941	14,805	7,754	3,754	1,460	8,172	98,969	151,855
Special mention	—	—	48	—	—	124	214	386
Substandard	291	482	96	50	200	217	1,123	2,459
Total commercial and industrial	17,232	15,287	7,898	3,804	1,660	8,513	100,306	154,700
Other								
Pass	2,010	—	114	5	6	21	74	2,230
Total other	2,010	—	114	5	6	21	74	2,230
Total loans held-for-investment, net	$ 939,431	$ 879,188	$ 599,452	$ 367,200	$ 297,769	$ 975,388	$ 173,763	$ 4,232,191

The following table presents the Company's loans held-for-investment, excluding PCD loans, by loan class, credit risk ratings and year of origination, at December 31, 2021 (in thousands):

				December 31, 2021				
	2021	2020	2019	2018	2017	Prior	Revolving Loans	Total
Real Estate:								
Multifamily								
Pass	$ 723,029	$ 525,078	$ 322,067	$ 238,692	$ 231,647	$ 461,834	$ 184	$ 2,502,531
Special mention	—	—	—	—	—	425	—	425
Substandard	—	—	1,724	5,401	—	7,984	—	15,109
Total multifamily	723,029	525,078	323,791	244,093	231,647	470,243	184	2,518,065
Commercial								
Pass	153,803	72,718	97,228	99,165	65,750	274,195	2,589	765,448
Special mention	—	—	505	—	1,095	8,559	—	10,159
Substandard	10,881	—	7,866	—	2,854	11,389	—	32,990
Total commercial	164,684	72,718	105,599	99,165	69,699	294,143	2,589	808,597
One-to-four family residential								
Pass	12,095	9,040	11,244	13,299	10,232	120,693	1,004	177,607
Special mention	—	—	467	—	—	2,336	—	2,803
Substandard	—	—	517	—	—	2,738	—	3,255
Total one-to-four family residential	12,095	9,040	12,228	13,299	10,232	125,767	1,004	183,665
Home equity and lines of credit								
Pass	18,449	12,244	7,347	6,031	2,592	11,162	51,494	109,319
Special mention	—	—	—	—	—	103	—	103
Substandard	—	—	96	50	—	388	—	534
Total home equity and lines of credit	18,449	12,244	7,443	6,081	2,592	11,653	51,494	109,956
Construction and land								
Pass	9,883	5,755	2,039	4,062	1,809	3,467	480	27,495
Total construction and land	9,883	5,755	2,039	4,062	1,809	3,467	480	27,495
Total real estate loans	928,140	624,835	451,100	366,700	315,979	905,273	55,751	3,647,778
Commercial and industrial								
Pass	45,426	10,087	4,378	2,316	640	9,298	61,728	133,873
Special mention	—	—	166	—	132	224	50	572
Substandard	—	361	154	595	—	726	4,724	6,560
Total commercial and industrial	45,426	10,448	4,698	2,911	772	10,248	66,502	141,005
Other								
Pass	1,715	156	19	26	—	49	50	2,015
Total other	1,715	156	19	26	—	49	50	2,015
Total loans held-for-investment, net	$ 975,281	$ 635,439	$ 455,817	$ 369,637	$ 316,751	$ 915,570	$ 122,303	$ 3,790,798

Past Due and Non-Accrual Loans

Included in loans receivable held-for-investment are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The recorded investment of these non-accrual loans was $9.8 million and $7.6 million at December 31, 2022, and December 31, 2021, respectively. Generally, originated loans are placed on non-accrual status when they become 90 days or more delinquent, or sooner if considered appropriate by management, and remain on non-accrual status until they are brought current, have six consecutive months of performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accruing status.

When an individual loan no longer demonstrates the similar credit risk characteristics as other loans within its current segment, the Company evaluates each for expected credit losses on an individual basis. All non-accrual loans $500,000 and above and all loans designated as TDRs are individually evaluated. The non-accrual amounts included in loans individually evaluated for impairment were $5.2 million and $4.2 million at December 31, 2022, and December 31, 2021, respectively. Loans on non-accrual status with principal balances less than $500,000, and therefore not meeting the Company's definition of an impaired loan, amounted to $4.6 million at December 31, 2022, and $3.4 million at December 31, 2021. Loans past due 90 days or more and still accruing interest were $425,000 and $384,000 at December 31, 2022, and December 31, 2021, respectively, and consisted of loans that are well secured and in the process of collection.

The following tables set forth the detail, and delinquency status, of non-performing loans (non-accrual loans and loans past due 90 days or more and still accruing), net of deferred fees and costs, at December 31, 2022, and December 31, 2021, excluding PCD loans (in thousands):

	December 31, 2022					
	Total Non-Performing Loans					
	Non-Accruing Loans					
	Current	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non-Performing Loans
Loans held-for-investment:						
Real estate loans:						
Multifamily						
Substandard	$ 1,923	$ —	$ 1,362	$ 3,285	$ 233	$ 3,518
Total multifamily	1,923	—	1,362	3,285	233	3,518
Commercial						
Substandard	2,806	431	1,947	5,184	8	5,192
Total commercial	2,806	431	1,947	5,184	8	5,192
One-to-four family residential						
Substandard	—	—	118	118	155	273
Total one-to-four family residential	—	—	118	118	155	273
Home equity and lines of credit						
Substandard	186	—	76	262	—	262
Total home equity and lines of credit	186	—	76	262	—	262
Total real estate	4,915	431	3,503	8,849	396	9,245
Commercial and industrial loans						
Substandard	—	26	938	964	24	988
Total commercial and industrial loans	—	26	938	964	24	988
Other loans						
Pass	—	—	—	—	5	5
Total other	—	—	—	—	5	5
Total non-performing loans	$ 4,915	$ 457	$ 4,441	$ 9,813	$ 425	$ 10,238

		December 31, 2021					
		Total Non-Performing Loans					
		Non-Accruing Loans					
	Current	30-89 Days Past Due	90 Days or More Past Due	Total	90 Days or More Past Due and Accruing	Total Non-Performing Loans
Loans held-for-investment:							
Real estate loans:							
Multifamily							
Substandard	$ —	$ 280	$ 1,602	$ 1,882	$ —	$ 1,882
Total multifamily	—	280	1,602	1,882	—	1,882
Commercial							
Special mention	—	—	280	280	—	280
Substandard	2,944	—	1,893	4,837	147	4,984
Total commercial	2,944	—	2,173	5,117	147	5,264
One-to-four family residential							
Substandard	—	—	314	314	165	479
Total one-to-four family residential	—	—	314	314	165	479
Home equity and lines of credit							
Substandard	—	—	281	281	—	281
Total home equity and lines of credit	—	—	281	281	—	281
Total real estate	2,944	280	4,370	7,594	312	7,906
Commercial and industrial loans							
Pass	—	—	—	—	72	72
Substandard	28	—	—	28	—	28
Total commercial and industrial loans	28	—	—	28	72	100
Total non-performing loans	$ 2,972	$ 280	$ 4,370	$ 7,622	$ 384	$ 8,006

The following tables set forth the detail and delinquency status of loans held-for-investment, excluding PCD loans, net of deferred fees and costs, at December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022					
	Past Due Loans					
	30-89 Days Past Due	90 Days or More Past Due	90 Days or More Past Due and Accruing	Total Past Due	Current	Total Loans Receivable, net
Loans held-for-investment:						
Real estate loans:						
Multifamily						
Pass	$ 189	$ —	$ —	$ 189	$ 2,814,903	$ 2,815,092
Substandard	—	1,362	233	1,595	7,892	9,487
Total multifamily	189	1,362	233	1,784	2,822,795	2,824,579
Commercial						
Pass	726	—	—	726	868,955	869,681
Special mention	—	—	—	—	4,852	4,852
Substandard	605	1,947	8	2,560	22,156	24,716
Total commercial	1,331	1,947	8	3,286	895,963	899,249
One-to-four family residential						
Pass	603	—	—	603	170,869	171,472
Special mention	69	—	—	69	1,647	1,716
Substandard	—	118	155	273	485	758
Total one-to-four family residential	672	118	155	945	173,001	173,946
Home equity and lines of credit						
Pass	657	—	—	657	151,393	152,050
Special mention	—	—	—	—	70	70
Substandard	173	76	—	249	186	435
Total home equity and lines of credit	830	76	—	906	151,649	152,555
Construction and land						
Pass	—	—	—	—	22,862	22,862
Substandard	—	—	—	—	2,070	2,070
Total construction and land	—	—	—	—	24,932	24,932
Total real estate	3,022	3,503	396	6,921	4,068,340	4,075,261
Commercial and industrial						
Pass	573	—	—	573	151,282	151,855
Special mention	—	—	—	—	386	386
Substandard	498	938	24	1,460	999	2,459
Total commercial and industrial	1,071	938	24	2,033	152,667	154,700
Other loans						
Pass	5	—	5	10	2,220	2,230
Total other loans	5	—	5	10	2,220	2,230
Total loans held-for-investment	$ 4,098	$ 4,441	$ 425	$ 8,964	$ 4,223,227	$ 4,232,191

| | December 31, 2021 | | | | | |
| | Past Due Loans | | | | | |
	30-89 Days Past Due	90 Days or More Past Due	90 Days or More Past Due and Accruing	Total Past Due	Current	Total Loans Receivable, net
Loans held-for-investment:						
Real estate loans:						
Multifamily						
Pass	$ —	$ —	$ —	$ —	$ 2,502,531	$ 2,502,531
Special mention	—	—	—	—	425	425
Substandard	280	1,602	—	1,882	13,227	15,109
Total multifamily	280	1,602	—	1,882	2,516,183	2,518,065
Commercial						
Pass	77	—	—	77	765,371	765,448
Special mention	67	280	—	347	9,812	10,159
Substandard	—	1,893	147	2,040	30,950	32,990
Total commercial	144	2,173	147	2,464	806,133	808,597
One-to-four family residential						
Pass	206	—	—	206	177,401	177,607
Special mention	387	—	—	387	2,416	2,803
Substandard	—	314	165	479	2,776	3,255
Total one-to-four family residential	593	314	165	1,072	182,593	183,665
Home equity and lines of credit						
Pass	316	—	—	316	109,003	109,319
Special mention	—	—	—	—	103	103
Substandard	96	281	—	377	157	534
Total home equity and lines of credit	412	281	—	693	109,263	109,956
Construction and land						
Pass	—	—	—	—	27,495	27,495
Total construction and land	—	—	—	—	27,495	27,495
Total real estate	1,429	4,370	312	6,111	3,641,667	3,647,778
Commercial and industrial						
Pass	2	—	72	74	133,799	133,873
Special mention	—	—	—	—	572	572
Substandard	—	—	—	—	6,560	6,560
Total commercial and industrial	2	—	72	74	140,931	141,005
Other loans						
Pass	15	—	—	15	2,000	2,015
Total other loans	15	—	—	15	2,000	2,015
Total loans held-for-investment	$ 1,446	$ 4,370	$ 384	$ 6,200	$ 3,784,598	$ 3,790,798

The following tables summarize information on non-accrual loans, excluding PCD loans, at December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022		
	Recorded Investment	Unpaid Principal Balance	With No Related Allowance
Real estate loans:			
Multifamily	$ 3,285	$ 3,294	$ 2,050
Commercial	5,184	5,639	3,069
One-to-four family residential	118	118	—
Home equity and lines of credit	262	512	—
Commercial and industrial	964	1,288	67
Total non-accrual loans	$ 9,813	$ 10,851	$ 5,186

	December 31, 2021		
	Recorded Investment	Unpaid Principal Balance	With No Related Allowance
Real estate loans:			
Multifamily	$ 1,882	$ 1,891	$ 512
Commercial	5,117	5,627	3,729
One-to-four family residential	314	346	—
Home equity and lines of credit	281	530	—
Commercial and industrial	28	349	—
Total non-accrual loans	$ 7,622	$ 8,743	$ 4,241

The following table summarizes interest income on non-accrual loans, excluding PCD loans, during the years ended December 31, 2022 and 2021 (in thousands).

	Year Ended December 31,	
	2022	2021
Real estate loans:		
Multifamily	$ 154	$ 70
Commercial	124	85
One-to-four family residential	13	10
Home equity and lines of credit	21	2
Commercial and industrial	31	8
Total interest income on non-accrual loans	$ 343	$ 175

Collateral-Dependent Loans

Loans for which the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral are considered to be collateral-dependent loans. Collateral can have a significant financial effect in mitigating exposure to credit risk and, where there is sufficient collateral, an allowance for credit losses is not recognized or is minimal. For collateral-dependent loans, the allowance for credit losses is individually assessed based on the fair value of the collateral less estimated costs of sale. The Company's collateral-dependent loans are secured by real estate. Collateral values are generally based on appraisals which are adjusted for changes in market indices. As of both December 31, 2022 and December 31, 2021, the Company had $7.4 million of collateral-dependent impaired loans. The collateral-dependent loans at December 31, 2022 consisted of $5.0 million of commercial real estate loans, $2.0 million of multifamily loans, and $335,000 of one-to-four family residential loans. For the year ended December 31, 2022, there was no significant deterioration or changes in the collateral securing these loans.

Troubled Debt Restructured Loans

There were no loans modified as a TDR during the year ended December 31, 2022.

The following table summarizes loans that were modified in a TDR during the year ended December 31, 2021:

	Year Ended December 31, 2021		
	Number of Relationships	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment[1]
		(Dollars in thousands)	
Troubled Debt Restructurings			
Commercial and industrial	2	$ 96	$ 96
Total Troubled Debt Restructurings	2	$ 96	$ 96

[1] Amounts are at time of modification.

There were four commercial and industrial loans to two borrowers modified as TDRs during the year ended December 31, 2021, which were modified to reduce the interest rate, extend the maturity date, and restructure payment terms of the loans.

At December 31, 2022 and 2021, the Company had TDRs of $7.0 million and $9.0 million, respectively.

Management classifies all TDRs as loans individually evaluated for impairment. Loans individually evaluated for impairment are assessed to determine that the loan's carrying value is not in excess of the estimated fair value of the collateral less cost to sell, if the loan is collateral-dependent, or the present value of the expected future cash flows, if the loan is not collateral-dependent. Management performs an evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third-party management firm that specializes in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under TDRs which are not collateral-dependent is inherently subjective and requires, among other things, an evaluation of the borrower's current and projected financial condition. Actual results may be significantly different than our projections and our established allowance for credit losses on these loans, which could have a material effect on our financial results.

At December 31, 2022 and December 31, 2021, there were no restructured TDRs during the preceding twelve months that subsequently defaulted.

(7)   **Allowance for Credit Losses ("ACL") on Loans**

<u>Allowance for Collectively Evaluated Loans Held-for-Investment</u>

In estimating the quantitative component of the allowance on a collective basis, the Company uses a risk rating migration model which calculates an expected life of loan loss percentage for each loan by generating probability of default and loss given default metrics. These metrics are multiplied by the exposure at the potential default, taking into consideration estimated prepayments, to calculate the quantitative component of the ACL. The metrics are based on the migration of loans from performing to loss by credit risk rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred using the Company's own historical loss experience and comparable peer data loss history. The model's expected losses based on loss history are adjusted for qualitative adjustments to address risks that may not be adequately represented in the risk rating migration model. Among other things, these adjustments include and account for differences in: (i) changes in lending policies and procedures; (ii) changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of our portfolio, including the condition of various market segments; (iii) changes in the experience, ability and depth of lending management and other relevant staff; (iv) changes in the quality of our loan review system; (v) the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and (vi) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

The Company utilizes a two-year reasonable and supportable forecast period after which estimated losses revert to historical loss experience immediately for the remaining life of the loan. In establishing its estimate of expected credit losses, the Company utilizes five externally-sourced forward-looking economic scenarios developed by Moody's Analytics ("Moody's").

Management utilizes five different Moody's scenarios so as to incorporate uncertainties related to the economic environment arising from the COVID-19 pandemic. These scenarios, which range from more benign to more severe economic outlooks, include a "most likely outcome" (the "Baseline" scenario) and four less likely scenarios referred to as the "Upside" and "Downside" scenarios. Each scenario is assigned a weighting with a majority of the weighting placed on the Baseline scenario and lower weights placed on both the Upside and Downside scenarios. The weighting assigned by management is based on the economic outlook and available information at the reporting date. The model projects economic variables under each scenario based on detailed statistical analyses. The Company has identified and selected key variables that most closely correlated to its historical credit performance, which include: Gross domestic product, unemployment, and three collateral indices: the Commercial Property Price Index, the Commercial Property Price Apartment Index and the Case-Shiller Home Price Index.

<u>Allowance for Individually Evaluated Loans</u>

The Company measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of all TDRs and non-accrual loans with an outstanding balance of $500,000 or greater. Loans individually evaluated for impairment are assessed to determine whether the loan's carrying value is not in excess of the estimated fair value of the collateral less cost to sell, if the loan is collateral-dependent, or the present value of the expected future cash flows, if the loan is not collateral-dependent. Management performs an evaluation of each impaired loan and generally obtains updated appraisals as part of the evaluation. In addition, management adjusts estimated fair values down to appropriately consider recent market conditions, our willingness to accept a lower sales price to effect a quick sale, and costs to dispose of any supporting collateral. Determining the estimated fair value of underlying collateral (and related costs to sell) can be difficult in illiquid real estate markets and is subject to significant assumptions and estimates. Management employs an independent third-party management firm that specializes in appraisal preparation and review to ascertain the reasonableness of updated appraisals. Projecting the expected cash flows under troubled debt restructurings which are not collateral-dependent is inherently subjective and requires, among other things, an evaluation of the borrower's current and projected financial condition. Actual results may be significantly different than our projections and our established allowance for credit losses on these loans, which could have a material effect on our financial results. Individually impaired loans that have no impairment losses are not considered for collective allowances described earlier. At December 31, 2022 and December 31, 2021, the ACL for loans individually evaluated for impairment was $38,200 and $30,200, respectively.

Allowance for Credit Losses – Off-Balance Sheet Exposures

An ACL for off-balance-sheet exposures represents an estimate of expected credit losses arising from off-balance sheet exposures such as loan commitments, standby letters of credit and unused lines of credit (loans on books already). Commitments to fund unused lines of credit are agreements to lend additional funds to customers as long as there have been no violations of any of the conditions established in the agreements (original or restructured). Commitments to originate loans generally have a fixed expiration or other termination clauses, which may require payment of a fee. Since some of these loan commitments are expected to expire without being drawn upon, total commitments do not necessarily represent future cash requirements. The reserve for off-balance sheet exposures is determined using the Current Expected Credit Losses ("CECL") reserve factor in the related funded loan segment, adjusted for an average historical funding rate. The allowance for credit losses for off-balance sheet credit exposures is recorded in other liabilities on the consolidated balance sheets and the corresponding provision is included in other non-interest expense.

The table below summarizes the allowance for credit losses for off-balance sheet credit exposures as of, and for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,			
	2022		**2021**	
Balance at beginning of year	$	1,852	$	808
Impact of CECL adoption		—		737
Balance at beginning of year		1,852		1,545
(Benefit)/provision for credit losses		(1,061)		307
Balance at end of year	$	791	$	1,852

A summary of changes in the allowance for credit losses for the years ended December 31, 2022, 2021, and 2020 follows (in thousands):

	December 31,					
	2022		**2021**		**2020**	
Balance at beginning of year	$	38,973	$	37,607	$	28,707
Impact of CECL adoption		—		10,353		—
Balance at January 1		38,973		47,960		28,707
Provision/(benefit) for credit losses		4,482		(6,184)		12,742
Recoveries		487		278		465
Charge-offs		(1,325)		(3,081)		(4,307)
Balance at end of year	$	42,617	$	38,973	$	37,607

The following tables set forth activity in our allowance for credit losses by loan type, as of, and for the years ended, December 31, 2022, and December 31, 2021. The following tables also detail the amount of loans receivable held-for-investment, net of deferred loan fees and costs, that are evaluated, individually and collectively, for impairment, and the related portion of allowance for credit losses that is allocated to each loan portfolio segment (in thousands):

December 31, 2022

| | | Real Estate | | | | | Total Loans (excluding PCD) | PCD | Total |
	Commercial[1]	One-to-Four Family	Home Equity and Lines of Credit	Construction and Land	Commercial and Industrial	Other			
Allowance for credit losses:									
Beginning balance	$ 26,785	$ 3,545	$ 560	$ 169	$ 3,173	$ 9	$ 34,241	$ 4,732	$ 38,973
Charge-offs	(278)	—	—	—	(446)	—	(724)	(601)	(1,325)
Recoveries	102	32	19	—	144	12	309	178	487
Provisions (credit)	2,876	359	287	155	1,243	(12)	4,908	(426)	4,482
Ending balance	$ 29,485	$ 3,936	$ 866	$ 324	$ 4,114	$ 9	$ 38,734	$ 3,883	$ 42,617
Ending balance: individually evaluated for impairment	$ 18	$ —	$ 2	$ —	$ 18	$ —	$ 38	$ —	$ 38
Ending balance: collectively evaluated for impairment	$ 29,467	$ 3,936	$ 864	$ 324	$ 4,096	$ 9	$ 38,696	$ —	$ 38,696
Ending balance: PCD loans evaluated for impairment[2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,883	$ 3,883
Loans, net:									
Ending balance	$ 3,723,828	$ 173,946	$ 152,555	$ 24,932	$ 154,700	$ 2,230	$ 4,232,191	$ 11,502	$ 4,243,693
Ending balance: individually evaluated for impairment	$ 8,152	$ 666	$ 27	$ —	$ 94	$ —	$ 8,939	$ —	$ 8,939
Ending balance: collectively evaluated for impairment	$ 3,715,676	$ 173,280	$ 152,528	$ 24,932	$ 149,463	$ 2,230	$ 4,218,109	$ —	$ 4,218,109
Ending balance: PCD loans evaluated for impairment[2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 11,502	$ 11,502
Paycheck Protection Program ("PPP") loans not evaluated for impairment[3]	$ —	$ —	$ —	$ —	$ 5,143	$ —	$ 5,143	$ —	$ 5,143

[1] Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.

[2] Upon adoption of CECL, the Company elected to maintain pools of PCD loans that were previously accounted for under ASC 310-30, and will continue to evaluate PCD loans under this guidance.

[3] PPP loans are guaranteed by the SBA and therefore excluded from the allowance for credit losses.

The allowance for credit losses on loans increased to $42.6 million at December 31, 2022, compared to $39.0 million at December 31, 2021, primarily due to growth in the loan portfolio as well as a declining macroeconomic forecast, partially offset by an improvement in asset quality and lower net charge-offs. The improvement in asset quality is primarily attributable to an improvement in risk ratings as loans previously modified for COVID-19 relief returned to consistent payment status.

December 31, 2021

	Real Estate				Commercial and Industrial	Other	Total Loans (excluding PCD)	PCD	Total
	Commercial [1]	One-to-Four Family	Home Equity and Lines of Credit	Construction and Land					
Allowance for credit losses:									
Beginning balance	$ 33,005	$ 207	$ 260	$ 1,214	$ 1,842	$ 198	$ 36,726	$ 881	$ 37,607
Impact of CECL adoption	(1,949)	5,233	419	(921)	947	(188)	3,541	6,812	10,353
Balance at January 1, 2021	31,056	5,440	679	293	2,789	10	40,267	7,693	47,960
Charge-offs	—	(21)	—	—	(646)	(3)	(670)	(2,411)	(3,081)
Recoveries	60	29	26	—	39	5	159	119	278
Provisions (credits)	(4,331)	(1,903)	(145)	(124)	991	(3)	(5,515)	(669)	(6,184)
Ending balance	$ 26,785	$ 3,545	$ 560	$ 169	$ 3,173	$ 9	$ 34,241	$ 4,732	$ 38,973
Ending balance: individually evaluated for impairment	$ 25	$ 2	$ 2	$ —	$ 1	$ —	$ 30	$ —	$ 30
Ending balance: collectively evaluated for impairment	$ 26,760	$ 3,543	$ 558	$ 169	$ 3,172	$ 9	$ 34,211	$ —	$ 34,211
Ending balance: PCD loans evaluated for impairment [2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 4,732	$ 4,732
Loans, net:									
Ending balance	$ 3,326,662	$ 183,665	$ 109,956	$ 27,495	$ 141,005	$ 2,015	$ 3,790,798	$ 15,819	$ 3,806,617
Ending balance: individually evaluated for impairment	$ 8,352	$ 1,562	$ 38	$ —	$ 34	$ —	$ 9,986	$ —	$ 9,986
Ending balance: collectively evaluated for impairment	$ 3,318,310	$ 182,103	$ 109,918	$ 27,495	$ 100,454	$ 2,015	$ 3,740,295	$ —	$ 3,740,295
Ending balance: PCD loans evaluated for impairment [2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 15,819	$ 15,819
PPP loans not evaluated for impairment [3]	$ —	$ —	$ —	$ —	$ 40,517	$ —	$ 40,517	$ —	$ 40,517

[1] Commercial includes commercial real estate loans collateralized by owner-occupied, non-owner occupied, and multifamily properties.

[2] Upon adoption of CECL, the Company elected to maintain pools of PCD loans that were previously accounted for under ASC 310-30, and will continue to evaluate PCD loans under this guidance.

[3] PPP loans are guaranteed by the SBA and therefore excluded from the allowance for credit losses.

(8)   **Premises and Equipment, Net**

At December 31, 2022 and 2021, premises and equipment, less accumulated depreciation and amortization, consists of the following (in thousands):

| | December 31, | |
	2022	2021
At cost:		
Land	$ 5,156	$ 5,156
Buildings and improvements	13,189	13,150
Capital leases	2,600	2,600
Furniture, fixtures, and equipment	32,783	31,269
Leasehold improvements	29,147	28,148
	82,875	80,323
Accumulated depreciation and amortization	(58,031)	(54,386)
Premises and equipment, net	$ 24,844	$ 25,937

Depreciation expense for the years ended December 31, 2022, 2021, and 2020, was $3.6 million, $3.9 million, and $3.9 million, respectively. Included in depreciation expense for the year ended December 31, 2020, is $303,000 of impairment charges on leasehold assets related to branch consolidations. There were no branch consolidations in 2022 or 2021. There were no sales of premises and equipment in 2022, 2021, or 2020.

(9)   **Deposits**

Deposit account balances are summarized as follows (dollars in thousands):

| | As of December 31, | | | |
| | 2022 | | 2021 | |
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Transaction:				
Negotiable orders of withdrawal and interest-bearing checking	$ 1,132,290	0.51 %	$ 1,112,292	0.06 %
Non-interest bearing checking	852,660	— %	898,490	— %
Total transaction	1,984,950	0.29 %	2,010,782	0.03 %
Savings:				
Money market	508,067	0.47 %	609,430	0.07 %
Savings	917,180	0.14 %	1,166,761	0.10 %
Total savings	1,425,247	0.26 %	1,776,191	0.09 %
Certificates of deposit:				
Under $100,000	525,944	3.06 %	154,320	0.59 %
$100,000 or more	214,078	1.17 %	228,041	0.75 %
Total certificates of deposit	740,022	2.51 %	382,361	0.69 %
Total deposits	$ 4,150,219	0.68 %	$ 4,169,334	0.12 %

The Company had brokered deposits (included in certificates of deposit in the table above) of $390.0 million and $31.0 million at December 31, 2022 and 2021, respectively.

Scheduled maturities of certificates of deposit are summarized as follows (in thousands):

	December 31, 2022
2023	$ 685,323
2024	28,653
2025	14,663
2026	3,968
2027	7,415
Total	$ 740,022

Interest expense on deposits is summarized as follows (in thousands):

	December 31,		
	2022	2021	2020
Transaction	$ 1,759	$ 805	$ 2,372
Savings and money market	1,851	2,226	7,869
Certificates of deposit	6,679	3,176	14,989
	$ 10,289	$ 6,207	$ 25,230

(10) Borrowings

Borrowings consisted of FHLB advances, securities sold under agreements to repurchase (repurchase agreements), and floating rate advances and other interest-bearing liabilities (which include cash collateral pledged by derivative counterparties to offset interest-rate exposure) and are summarized as follows (in thousands):

	December 31,	
	2022	2021
Repurchase agreements	$ 25,000	$ 50,000
Other borrowings:		
FHLB advances [1]	547,000	365,000
Floating rate advances and other interest-bearing liabilities	11,859	6,755
	$ 583,859	$ 421,755

[1] Included within FHLB advances at December 31, 2022 was a $177.0 million overnight line of credit.

FHLB advances are secured by a blanket lien on unencumbered securities and the Company's FHLB capital stock.

At December 31, 2022 and 2021, FHLB advances and repurchase agreements had contractual maturities as follows (in thousands):

	December 31, 2022	
	FHLB Advances	Repurchase Agreements
2023	$ 264,500	$ —
2024	25,000	25,000
2025	112,500	—
2026	20,000	—
Thereafter	125,000	—
	$ 547,000	$ 25,000

	December 31, 2021			
	FHLB Advances		Repurchase Agreements	
2022	$	95,000	$	25,000
2023		87,500		—
2024		25,000		25,000
2025		112,500		—
Thereafter		45,000		—
	$	365,000	$	50,000

Further information regarding FHLB advances and repurchase agreements is summarized as follows (in thousands):

	December 31,			
	2022	2021	2022	2021
	FHLB Advances		Repurchase Agreements	
Average balance during year	$ 351,725	$ 434,422	$ 34,795	$ 60,068
Maximum outstanding at any month end	$ 547,000	$ 510,000	$ 50,000	$ 75,000
Weighted average interest rate at end of year	3.14 %	2.10 %	2.42 %	2.36 %
Weighted average interest rate during year	1.83 %	2.08 %	8.21 %	2.36 %

All of the repurchase agreements mature after more than 90 days. The repurchase agreements were secured primarily by mortgage-backed securities with an amortized cost of $35.2 million and a fair value of $33.2 million as of December 31, 2022. At December 31, 2021, the repurchase agreements were secured primarily by mortgage-backed securities with an amortized cost of $52.6 million and a fair value of $53.8 million.

The Company has the ability to obtain additional funding from the FHLB and Federal Reserve Bank discount window of approximately $1.93 billion, utilizing unencumbered and unpledged securities of $359.9 million and multifamily loans of $1.57 billion at December 31, 2022. The Company expects to have sufficient funds available to meet current commitments in the normal course of business.

(11)   Subordinated Debt

On June 17, 2022, the Company issued $62.0 million in aggregate principal amount of fixed-to-floating subordinated notes (the "Notes") to certain institutional investors. The Notes mature on June 30, 2032, unless redeemed earlier. The Notes initially bear interest, payable semi-annually in arrears, at a fixed rate of 5.00% per annum until June 30, 2027. Beginning June 30, 2027 and until maturity or redemption, the interest rate applicable to the outstanding principal amount of the Notes due will reset quarterly to an interest rate per annum equal to the then current three-month Secured Overnight Financing Rate plus 200 basis points, payable quarterly in arrears. The Company has the option to redeem the Notes, at par and in whole or in part, beginning on June 30, 2027 and to redeem the Notes at any time in whole upon certain other events. Any redemption of the Notes will be subject to prior regulatory approval to the extent required. Debt issuance costs totaled $1.1 million and are being amortized to maturity. The Company recognized amortization expense of $112,000 for the year ended December 31, 2022. The Company intends to use the net proceeds from the issuance of the Notes for general corporate purposes, including to fund potential repurchases of shares of the Company's outstanding common stock.

On August 17, 2022, the SEC declared effective a Registration Statement on Form S-4 with respect to the exchange of the Notes for publicly registered subordinated notes with the same terms as the Notes. On September 16, 2022, the Company completed the exchange of the Notes for the publicly registered subordinated notes. All of the Notes were exchanged by the holders thereof.

(12) **Income Taxes**

Income tax expense (benefit) consists of the following (in thousands):

	December 31,		
	2022	**2021**	**2020**
Federal tax expense (benefit):			
Current	$ 15,784	$ 15,313	$ 11,270
Deferred	(233)	3,107	(2,391)
	15,551	18,420	8,879
State and local tax expense (benefit):			
Current	8,581	8,001	4,825
Deferred	(392)	52	(667)
	8,189	8,053	4,158
Total income tax expense	$ 23,740	$ 26,473	$ 13,037

Reconciliation between the amount of reported total income tax expense and the amount computed by multiplying the applicable statutory income tax rate for the years ended December 31, 2022, 2021, and 2020, is as follows (dollars in thousands):

	December 31,		
	2022	**2021**	**2020**
Tax expense at statutory rate	$ 17,820	$ 20,397	$ 10,505
Applicable statutory federal income tax rate	21 %	21 %	21 %
Increase (decrease) in taxes resulting from:			
State tax, net of federal income tax	6,469	6,362	3,285
Bank owned life insurance	(717)	(862)	(793)
ESOP fair market value adjustment	69	102	42
Incentive stock options	—	6	18
Merger related costs	—	—	147
Other, net	99	468	(167)
Income tax expense	$ 23,740	$ 26,473	$ 13,037

New Jersey State Taxation

On July 1, 2018, the State of New Jersey enacted legislation which established a 2.5% surtax on businesses that have New Jersey allocated net income in excess of $1.0 million. As originally enacted, the surtax was effective as of January 1, 2018 and continued through 2019, and was scheduled to decrease to 1.5% for 2020 and 2021, and expired beginning on or after January 1, 2022. Legislation enacted on September 29, 2020, extended the surtax rate of 2.5% through December 31, 2023, to be applied retrospectively to January 1, 2020. In addition, effective for taxable years beginning on or after January 1, 2019, banks are required to file combined reports of taxable income including their parent holding company. In May 2019, the State of New Jersey issued a tax technical bulletin, subsequently revised in December 2019, which gives guidance on the treatment of real estate investment trusts in connection with the combined reporting for New Jersey corporate business tax purposes. Real estate investment trusts and investment companies will be excluded from the combined group and will continue to file separate New Jersey tax returns.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, are as follows (in thousands):

	December 31,	
	2022	**2021**
Deferred tax assets:		
Allowance for credit losses	$ 12,202	$ 11,057
Capitalized leases		
Deferred compensation	2,958	3,145
Accrued salaries	1,610	1,338
Postretirement benefits	313	354
Equity awards	2,091	2,051
Straight-line leases adjustment	1,608	1,713
Asset retirement obligation	47	68
Reserve for accrued interest receivable	681	620
Reserve for loan commitments	231	537
Employee Stock Ownership Plan	633	645
Other	323	317
Depreciation	3,552	3,229
Fair value adjustments of acquired loans	1,057	1,440
Fair value adjustments of pension benefit obligations	130	139
Unrealized losses on securities	18,875	—
Total gross deferred tax assets	46,311	26,653
Deferred tax liabilities:		
Unrealized gains on securities – AFS	—	761
Unrealized actuarial gains on post retirement benefits	65	15
Fair value adjustments of acquired securities	280	580
Fair value adjustments of deposit liabilities	32	28
Deferred loan fees	2,553	2,010
Other	20	23
Total gross deferred tax liabilities	2,950	3,417
Net deferred tax asset	$ 43,361	$ 23,236

Net deferred tax assets are included in other assets on the consolidated balance sheets. On January 1, 2021, the Company recorded $1.2 million of deferred tax assets as a result of the adoption of CECL.

The Company has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is "more likely than not" that the deferred tax asset will be realized through future reversals of existing taxable temporary differences. The conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on the history of earnings and the prospects for continued profitability. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

As a savings institution, the Bank is subject to a special federal tax provision regarding its frozen tax bad debt reserve. At December 31, 2022 and December 31, 2021, the Bank's federal tax bad debt base-year reserve was $5.9 million, with a related net deferred tax liability of $2.8 million, which has not been recognized since the Bank does not expect that this reserve will become taxable in the foreseeable future. Events that would result in taxation of this reserve include redemptions of the Bank's stock or certain excess distributions by the Bank to the Company.

A reconciliation of the Company's uncertain tax positions are as follows (in thousands):

	December 31,					
	2022		**2021**		**2020**	
Beginning balance	$	141	$	157	$	190
Settlements based on tax positions related to prior years		(31)		(125)		(33)
(Reductions) additions based on tax positions related to prior years		(23)		109		—
Ending balance	$	87	$	141	$	157

The Company recognizes interest and penalties on income taxes in income tax expense.

The following years are open for examination or under examination:

- Federal tax filings for 2019 through present.
- New York State tax filings 2015 through present. The 2015 through 2018 filings are currently under examination.
- New York City tax filings 2019 through present.
- State of New Jersey 2018 through present.

(13)   Retirement Benefits

The Company has a 401(k) plan for its employees, which grants eligible employees (those salaried employees with at least three months of service) the opportunity to invest from 2% to 100% (subject to certain IRS limitations) of their base compensation in certain investment alternatives. The Company contributes an amount equal to 25% of employee contributions on the first 6% of base compensation contributed by eligible employees for the first three years of participation. Subsequent years of participation in excess of three years will increase the Company matching contribution from 25% to 50% of an employee's contributions, on the first 6% of base compensation contributed by eligible employees. A member becomes fully vested in the Company's contributions upon (a) completion of five years of service, or (b) normal retirement, early retirement, permanent disability, or death. The Company's contribution to this plan amounted to approximately $553,000, $515,000, and $508,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

The Company maintains the Northfield Bank ESOP. The ESOP is a tax-qualified plan designed to invest primarily in the Company's common stock. The ESOP provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company's common stock. The ESOP purchased 2,463,884 shares of the Company's common stock in the Company's initial public offering at a price of $7.13 per share, as adjusted. This purchase was funded with a loan from Northfield Bancorp, Inc. to the ESOP. The outstanding balance at December 31, 2022 and 2021 was $7.6 million and $8.5 million, respectively. The shares of the Company's common stock purchased in the initial public offering are pledged as collateral for the loan. Shares are released for allocation to participants as loan payments are made. A total of 117,998 and 123,460 shares were released and allocated to participants of the ESOP for the years ended December 31, 2022 and 2021, respectively. Cash dividends on unallocated shares are utilized to satisfy required debt payments. Dividends on allocated shares are utilized to prepay debt which releases additional shares to participants.

Upon completion of the Company's second-step conversion, a second ESOP was established for employees in 2013, which purchased 1,422,357 shares of the Company's common stock at a price of $10.00 per share. The purchase was funded with a loan from Northfield Bancorp, Inc. to the second ESOP. The outstanding balance at December 31, 2022 and 2021 was $10.2 million and $10.8 million, respectively. The shares of the Company's common stock purchased in the second-step conversion are pledged as collateral for the loan. Shares are released for allocation to participants as loan payments are made. A total of 56,700 and 59,064 shares were released and allocated to participants of the second ESOP for the years ended December 31, 2022 and 2021, respectively. Cash dividends on unallocated shares are utilized to satisfy required debt payments. Dividends on allocated shares are utilized to prepay debt which releases additional shares to participants.

ESOP compensation expense for both plans for the years ended December 31, 2022, 2021, and 2020 was $1.7 million, $1.9 million, and $1.4 million, respectively.

The Company maintains a Supplemental Employee Stock Ownership Plan (the "SESOP"), a non-qualified plan, that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the ESOP's benefit formula due to tax law limits for tax-qualified plans. The supplemental payments for the SESOP consist of cash payments representing the value of Company shares that cannot be allocated to participants under the ESOP due to legal limitations imposed on tax-qualified plans. The Company's required contributions to the SESOP plan were $54,000, $41,000, and $57,000 for the years ended December 31, 2022, 2021, and 2020, respectively.

The Company provides post-retirement medical and life insurance to a limited number of retired individuals. The Company also provides retiree life insurance benefits to all qualified employees, up to certain limits. The following tables set forth the funded status and components of postretirement benefit costs at December 31 measurement dates (in thousands):

	2022	2021	2020
Accumulated postretirement benefit obligation beginning of year	$ 979	$ 1,133	$ 1,241
Interest cost	26	22	33
Actuarial gain	(109)	(77)	(44)
Benefits paid	(81)	(99)	(97)
Accumulated postretirement benefit obligation end of year	815	979	1,133
Accrued liability (included in accrued expenses and other liabilities)	$ 815	$ 979	$ 1,133

The following table sets forth the amounts recognized in accumulated other comprehensive income (loss) (in thousands):

	December 31,	
	2022	2021
Net (gain) loss	$ (98)	$ 87
Prior service credit	(133)	(171)
Loss recognized in accumulated other comprehensive income (loss)	$ (231)	$ (84)

The estimated net gain and prior service credit that will be amortized from accumulated other comprehensive income (loss) into net periodic cost in 2023, are $2,000 and $19,000, respectively.

The following table sets forth the components of net periodic postretirement benefit costs for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	December 31,		
	2022	2021	2020
Interest cost	26	22	33
Amortization of prior service credits	(19)	(20)	(20)
Amortization of unrecognized loss	—	—	1
Net postretirement benefit cost included in compensation and employee benefits	$ 7	$ 2	$ 14

The assumed discount rate related to plan obligations reflects the weighted average of published market rates for high-quality corporate bonds with terms similar to those of the plans expected benefit payments, rounded to the nearest quarter percentage point.

The Company's discount rate and rate of compensation increase used in accounting for the plan are as follows:

	2022	2021	2020
Assumptions used to determine benefit obligation at period end:			
Discount rate	5.02 %	2.50 %	2.00 %
Rate of increase in compensation[1]	N/A	N/A	N/A
Assumptions used to determine net periodic benefit cost for the year:			
Discount rate	2.50 %	2.00 %	2.75 %
Rate of increase in compensation[1]	N/A	N/A	N/A

[1] Since the covered population is only retirees, a compensation rate increase assumption was not used.

At December 31, 2022, a medical cost trend rate of 8.75% decreasing 0.50% per year thereafter until an ultimate rate of 4.75% is reached, was used in the plan's valuation. The Company's healthcare cost trend rates are based, among other things, on the Company's own experience and third-party analysis of recent and projected healthcare cost trends.

A one percentage-point change in assumed healthcare cost trends would have the following effects (in thousands):

	One Percentage Point Increase		One Percentage Point Decrease	
	2022	2021	2022	2021
Aggregate of service and interest components of net periodic cost (benefit)	$ 3	$ 2	$ (2)	$ (2)
Effect on accumulated postretirement benefit obligation	80	78	(70)	(68)

Benefit payments of approximately $81,000, $99,000, and $97,000 were made in 2022, 2021, and 2020, respectively. The benefits expected to be paid under the postretirement health benefits plan for the next five years are as follows: $80,000 in 2023; $78,000 in 2024; $76,000 in 2025; $73,000 in 2026; and $70,000 in 2027. The benefit payments expected to be paid in the aggregate for the years 2028 through 2032 are $299,000. The expected benefits are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2022, and include estimated future employee service.

The Company maintains a nonqualified plan to provide for the elective deferral of all or a portion of director fees by members of the Board of Directors, deferral of all or a portion of the compensation and/or annual incentive compensation payable to eligible employees of the Company, and to provide to certain officers of the Company benefits in excess of those permitted to be paid by the Company's savings plan, ESOP, and profit-sharing plan under the applicable Internal Revenue Code. The plan obligation was approximately $13.5 million and $16.5 million at December 31, 2022 and 2021, respectively, and is included in accrued expenses and other liabilities on the consolidated balance sheets. Losses under this plan were $2.2 million for the years ended December 31, 2022 and income under this plan was $1.7 million, and $1.6 million, for the years ended December 31, 2021, and 2020, respectively. The Company invests to fund this future obligation, in various mutual funds designated as trading securities. The securities are marked-to-market through current period earnings as a component of non-interest income. Accrued obligations under this plan are credited or charged with the return on the trading securities portfolio as a component of compensation and benefits expense.

(14)   Equity Incentive Plans

On May 22, 2019, the Northfield Bancorp, Inc. 2019 Equity Incentive Plan (the "2019 EIP") was approved by stockholders of the Company. Under the 2019 EIP, the maximum number of shares of stock that may be delivered to participants in the form of stock options and stock appreciation rights ("SARs") is 6,000,000. To the extent an equity award is issued in the form of a restricted stock grant, or restricted stock unit, the number of stock options/SARs that can be granted is reduced by 4.5. The maximum number of shares of stock that may be delivered to participants in the form of restricted stock awards and restricted stock units is 1,333,333 shares. As of December 31, 2022, a total of 4,097,387 stock options, SARs and restricted stock awards or restricted stock units remained available for issuance under the 2019 EIP, of which the maximum number of restricted stock awards and restricted stock units available for issuance was 910,530.

Prior to May 22, 2019, the Company also maintained the Northfield Bancorp, Inc. 2014 Equity Incentive Plan (the "2014 EIP") which allowed the Company to grant common stock or options to purchase common stock at specific prices to directors and employees of the Company. The 2014 EIP provided for the issuance or delivery of up to 4,978,249 shares (1,422,357 restricted shares and 3,555,892 stock options) of Northfield Bancorp, Inc. common stock subject to certain plan limitations. Upon approval of the 2019 EIP, the 2014 EIP was frozen and equity awards that would otherwise have been available for issuance were no longer available for grant, however, options previously granted under the 2014 EIP still remain outstanding and exercisable.

There were no stock options granted in 2022, 2021 or 2020.

During the years ended December 31, 2022, 2021, and 2020, the Company recorded, $1.8 million, $994,000, and $1.4 million of stock-based compensation, respectively.

The following table is a summary of the Company's stock options as of December 31, 2022, and changes therein during the year then ended:

	Number of Stock Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Contractual Life (years)
Outstanding- December 31, 2020	2,214,193	$ 4.01	$ 13.94	3.96
Forfeited	(50,169)		13.62	
Exercised	(394,045)	3.96	13.90	—
Outstanding- December 31, 2021	1,769,979	4.02	13.95	2.95
Exercised	(187,153)	3.92	13.23	—
Outstanding- December 31, 2022	1,582,826	4.03	14.04	2.01
Exercisable- December 31, 2022	1,582,826	$ 4.03	$ 14.04	2.01

There was no remaining future stock option expense related to the options outstanding as of December 31, 2022, as all are vested.

On January 28, 2022, the Company granted to directors and employees, under the 2019 Equity Incentive Plan, 157,416 restricted stock awards with a total grant-date fair value of $2.5 million. Of these grants, 30,798 vest one year from the date of grant and 126,618 vest in equal installments over a three-year period beginning one year from the date of grant. The Company also issued 24,492 performance-based restricted stock units to its executive officers with a total grant date fair value of $386,484. Vesting of the performance-based restricted stock units will be based on achievement of certain levels of Core Return on Average Assets and will cliff-vest after a three-year measurement period ended January 28, 2025. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 120% of target amounts.

On January 29, 2021, the Company granted to directors and employees, under the 2019 Equity Incentive Plan, 147,315 restricted stock units with a total grant-date fair value of $1.8 million. Of these grants, 32,769 vest one year from the date of grant and 114,546 vest in equal installments over a five-year period beginning one year from the date of grant. The Company also issued 29,615 performance-based restricted stock units to its executive officers with a total grant date fair value of $366,041. Vesting of the performance-based restricted stock units will be based on achievement of certain levels of Core Return on Average Assets and will cliff-vest after a three-year measurement period ended January 29, 2024, based on the Company's performance relative to a peer group as determined by the Compensation Committee of the Board. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 225% of target amounts.

On February 17, 2020, the Company granted to directors and employees, under the 2019 EIP, 83,744 restricted stock units with a total grant-date fair value of $1.3 million. Of these grants, 28,460 vest one year from the date of grant and 55,284 vest in equal installments over a five-year period beginning one year from the date of grant. The Company also issued 19,837 performance-based restricted stock units to its executive officers with a total grant date fair value of $313,623. Vesting of the performance-based restricted stock units will be based on achievement of certain levels of Core Return on Average Assets and will cliff-vest after a three-year measurement period ended February 17, 2023 based on the Company's performance relative to a peer group as determined by the Compensation Committee of the Board. At the end of the performance period, the number of actual shares to be awarded may vary between 0% and 225% of target amounts.

The following is a summary of the status of the Company's restricted shares as of December 31, 2022, and changes therein during the year then ended:

	Number of Shares Awarded		Weighted Average Grant Date Fair Value
Non-vested at December 31, 2020	104,010	$	15.91
Granted	176,930		12.36
Vested	(42,470)		16.06
Forfeited	(15,626)		13.80
Non-vested at December 31, 2021	222,844		13.21
Granted	181,908		15.78
Vested	(62,836)		12.87
Forfeited	(20,415)		14.34
Non-vested at December 31, 2022	321,501	$	14.66

Expected future stock award expense related to the non-vested restricted awards as of December 31, 2022, is $2.8 million over an average period of 2.30 years.

Upon the exercise of stock options, management expects to utilize treasury stock as the source of issuance for these shares.

(15)   **Commitments and Contingencies**

The Company, in the normal course of business, is party to commitments that involve, to varying degrees, elements of risk in excess of the amounts recognized in the consolidated financial statements. These commitments include unused lines of credit and commitments to extend credit.

At December 31, 2022 and 2021, the following commitment and contingent liabilities existed that are not reflected in the accompanying consolidated financial statements (in thousands):

	December 31,			
	2022		2021	
Commitments to extend credit	$	37,473	$	159,403
Unused lines of credit		288,380		245,860
Standby letters of credit		4,432		3,266

The Company's maximum exposure to credit losses in the event of nonperformance by the other party to these commitments is represented by the contractual amount. The Company uses the same credit policies in granting commitments and conditional obligations as it does for amounts recorded in the consolidated balance sheets. These commitments and obligations do not necessarily represent future cash flow requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's assessment of risk. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. The guarantees generally extend for a term of up to one year and are fully collateralized. For each guarantee issued, if the customer defaults on a payment to the third-party, the Company would have to perform under the guarantee. The unamortized fee on standby letters of credit approximates their fair value; such fees were insignificant at both December 31, 2022 and 2021. The Company maintains an allowance for credit losses on commitments to extend credit in other liabilities. The reserve for off-balance sheet exposures is determined using the CECL reserve factor in the related funded loan segment, adjusted for an average historical funding rate. At December 31, 2022 and 2021, the allowance was $791,000 and $1.9 million, respectively, and is recorded in other liabilities on the consolidated balance sheets. The corresponding provision is included in other non-interest expense. For further details on the allowance for credit losses on off-balance sheet exposures refer to Note 7 - "Allowance for Credit Losses ("ACL") on Loans."

At December 31, 2022, the Company was obligated under non-cancelable operating leases on property used for banking purposes. Most leases contain escalation clauses and renewal options which provide for increased rentals as well as for increases in certain property costs including real estate taxes, common area maintenance, and insurance. For further details on leases see Note 21 - "Leases."

In the normal course of business, the Company may be a party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial statements will not be materially affected by the outcome of such legal proceedings and claims.

The Bank has entered into employment and change in control agreements with its President and Chief Executive Officer and the other executive officers of the Company to ensure the continuity of executive leadership, to clarify the roles and responsibilities of executives, and to make explicit the terms and conditions of executive employment. These agreements are for a term of three years subject to review and annual renewal, and provide for certain levels of base annual salary and in the event of a change in control, as defined, or in the event of termination, as defined, certain levels of base salary, bonus payments, and benefits for a period of up to three years.

(16)   **Regulatory Requirements**

Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

Under prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) ratio of 5.0% or greater, a common equity Tier 1 ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, and a total risk-based capital ratio of 10.0% or greater.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications also are subject to qualitative judgments by the regulators about capital components, risk weighting, and other factors.

Under the U.S. Basel III capital framework, both Northfield Bank and the Company must maintain minimum capital requirements which include: (i) a common equity Tier 1 capital to risk-based assets ratio of 4.5%; (ii) a Tier 1 capital to risk-based assets ratio of 6%; (iii) a total capital to risk-based assets of 8%; and (iv) a Tier 1 capital to total assets leverage ratio of 4%. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies developed a "Community Bank Leverage Ratio" ("CBLR") (the ratio of a bank's tangible equity capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A qualifying community bank that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies approved 9% as the minimum capital for the CBLR. Effective March 31, 2020, a financial institution could elect to be subject to this new definition. Northfield Bank and Northfield Bancorp elected to opt into the CBLR framework. The CBLR replaced the risk-based and leverage capital requirements in the generally applicable capital rules. On April 6, 2020, the federal banking regulators, implementing the applicable provisions of the CARES Act, modified the CBLR framework so that the minimum CBLR was 8% beginning in the second quarter and for the remainder of calendar year 2020, 8.5% for calendar year 2021, and 9% thereafter.

At December 31, 2022, and 2021, as set forth in the following tables, both Northfield Bank and the Company exceeded all of the regulatory capital requirements to which they were subject at such dates.

The following is a summary of Northfield Bank's regulatory capital amounts and ratios compared to the regulatory requirements as of December 31, 2022 and 2021, for classification as a well-capitalized institution and minimum capital (dollars in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022:						
CBLR	$ 710,719	12.68 %	$ 504,284	9.00 %	$ 504,284	9.00 %
As of December 31, 2021:						
CBLR	$ 659,522	12.24 %	$ 457,872	8.50 %	$ 457,872	8.50 %

The following is a summary of the Company's regulatory capital amounts and ratios compared to the regulatory requirements as of December 31, 2022 and 2021, for classification as well-capitalized and minimum capital (dollars in thousands).

	Actual		For Capital Adequacy Purposes		For Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022:						
CBLR	$ 708,430	12.65 %	$ 503,977	9.00 %	$ 503,977	9.00 %
As of December 31, 2021:						
CBLR	$ 696,368	12.93 %	$ 457,751	8.50 %	$ 457,751	8.50 %

(17)   Fair Value Measurement

The following tables present the assets reported on the consolidated balance sheets at their estimated fair value as of December 31, 2022 and 2021, by level within the fair value hierarchy as required by the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification ("ASC"). Financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

- Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

- Level 3 Inputs – Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities.

		Fair Value Measurements at December 31, 2022 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Measured on a recurring basis:				
Assets:				
Investment securities:				
Debt securities available-for-sale:				
U.S. Government agency securities	$ 72,076	$ —	$ 72,076	$ —
Mortgage-backed securities:				
Pass-through certificates:				
GSE	432,618	—	432,618	—
REMICs:				
GSE	264,724	—	264,724	—
	697,342	—	697,342	—
Other debt securities:				
Municipal bonds	21	—	21	—
Corporate bonds	182,734	—	182,734	—
	182,755	—	182,755	—
Total debt securities available-for-sale	952,173	—	952,173	—
Trading securities	10,751	10,751	—	—
Equity securities [1]	361	361	—	—
Total	$ 963,285	$ 11,112	$ 952,173	$ —
Measured on a non-recurring basis:				
Assets:				
Loans individually evaluated for impairment:				
Real estate loans:				
Commercial real estate	$ 2,631	$ —	$ —	$ 2,631
Multifamily	1,923	—	—	1,923
Home equity and lines of credit	24	—	—	24
Total individually evaluated real estate loans	4,578	—	—	4,578
Commercial and industrial loans	62	—	—	62
Total	$ 4,640	$ —	$ —	$ 4,640

---

[1] Excludes investment measured at net asset value of $10.1 million at December 31, 2022, which has not been classified in the fair value hierarchy.

		Fair Value Measurements at December 31, 2021 Using:		
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Measured on a recurring basis:				
Assets:				
Investment securities:				
Debt securities available-for-sale:				
U.S Government agency securities	$ 2,290	$ —	$ 2,290	$ —
Mortgage-backed securities				
Pass-through certificate				
GSE	581,406	—	581,406	—
REMICs:				
GSE	391,710	$ —	391,710	—
	973,116	—	973,116	—
Other debt securities:				
Municipal bonds	72	—	72	—
Corporate bonds	232,759	—	232,759	—
	232,831	—	232,831	—
Total debt securities available-for sale	1,208,237	—	1,208,237	—
Trading securities	13,461	13,461	—	—
Equity securities [1]	328	328	—	—
Total	$ 1,222,026	$ 13,789	$ 1,208,237	$ —
Measured on a non-recurring basis:				
Assets:				
Loans individually evaluated for impairment:				
Real estate loans:				
Commercial real estate	$ 3,599	$ —	$ —	$ 3,599
One-to-four family residential mortgage	169	—	—	169
Home equity and lines of credit	27	—	—	27
Total impaired real estate loans	3,795	—	—	3,795
Commercial and industrial loans	12	—	—	12
Other real estate owned	100	—	—	100
Total	$ 3,907	$ —	$ —	$ 3,907

[1] Excludes investment measured at net asset value of $5.0 million at December 31, 2021, which has not been classified in the fair value hierarchy.

The following table presents qualitative information for Level 3 assets measured at fair value on a non-recurring basis at December 31, 2022 (dollars in thousands):

	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	(in thousands)			
Individually evaluated loans	$ 4,640	Appraisals	Discount for costs to sell	7.0%
			Discount for quick sale	10.0%
		Discounted cash flows	Interest rates	4.88% - 7.50%

The following table presents qualitative information for Level 3 assets measured at fair value on a non-recurring basis at December 31, 2021 (dollars in thousands):

	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	(in thousands)			
Individually evaluated loans	$ 3,807	Appraisals	Discount for costs to sell	7.0%
			Discount for quick sale	10.0%
		Discounted cash flows	Interest rates	4.88% - 6.25%
Other real estate owned	100	Appraisals	Discount for costs to sell	7.0%

The valuation techniques described below were used to measure fair value of financial instruments in the tables below on a recurring basis and a non-recurring basis as of December 31, 2022 and 2021.

Debt Securities Available-for-Sale: The estimated fair values for mortgage-backed securities, corporate, and other debt securities are obtained from an independent nationally recognized third-party pricing service. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. Broker/dealer quotes are utilized as well, when such quotes are available and deemed representative of the market. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company (Observable Inputs), and are therefore classified as Level 2 within the fair value hierarchy. There were no transfers of securities between Level 1 and Level 2 during the years ended December 31, 2022 and 2021.

Trading Securities: Fair values are derived from quoted market prices in active markets. The assets consist of publicly traded mutual funds.

Equity Securities: Fair values of equity securities consisting of publicly traded mutual funds are derived from quoted market prices in active markets.

Loans Individually Evaluated for Impairment: At December 31, 2022, and December 31, 2021, the Company had loans individually evaluated for impairment (excluding PCD loans) with outstanding principal balances of $6.7 million and $5.8 million, respectively, which were recorded at their estimated fair value of $4.6 million and $3.8 million, respectively. The Company recorded a net increase in the specific reserve for impaired loans of $8,000, and a net decrease in the specific reserve of $43,000 for the years ended December 31, 2022 and 2021, respectively. The Company recorded net charge-offs of $838,000 for the year ended December 31, 2022, as compared to net charge-offs of $2.8 million for the year ended December 31, 2021, utilizing Level 3 inputs. For purposes of estimating the fair value of impaired loans, management utilizes independent appraisals, if the loan is collateral-dependent, adjusted downward by management, as necessary, for changes in relevant valuation factors subsequent to the appraisal date, or the present value of expected future cash flows for non-collateral-dependent loans and TDRs.

Other Real Estate Owned: At December 31, 2022, the Company had no assets acquired through foreclosure. At December 31, 2021, the Company had other real estate owned of approximately $100,000, recorded at estimated fair value, less estimated selling costs when acquired, thus establishing a new cost basis. The property was located in New Jersey and was sold during the second quarter of 2022 for a small gain. Estimated fair value is generally based on independent appraisals. These appraisals include adjustments to comparable assets based on the appraisers' market knowledge and experience, and are considered Level 3 inputs. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for credit losses. If the estimated fair value of the asset declines, a write-down is recorded through non-interest expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in the economic conditions.

In addition, the Company may be required, from time to time, to measure the fair value of certain other financial assets on a non-recurring basis in accordance with U.S. GAAP. The adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write downs of individual assets.

Fair Value of Financial Instruments

The FASB ASC Topic for Financial Instruments requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The following methods and assumptions were used to estimate the fair value of other financial assets and financial liabilities not already discussed above:

(a)   *Cash and Cash Equivalents*

Cash and cash equivalents are short-term in nature with original maturities of three months or less; the carrying amount approximates fair value. Certificates of deposit having original terms of six-months or less; the carrying value generally approximates fair value. Certificates of deposit with an original maturity of six months or greater; the fair value is derived from discounted cash flows.

(b)   *Debt Securities (Held-to-Maturity)*

The estimated fair values for substantially all of our securities are obtained from an independent, nationally recognized pricing service. The independent pricing service utilizes market prices of same or similar securities whenever such prices are available. Prices involving distressed sellers are not utilized in determining fair value. Where necessary, the independent third-party pricing service estimates fair value using models employing techniques such as discounted cash flow analysis. The assumptions used in these models typically include assumptions for interest rates, credit losses, and prepayments, utilizing market observable data where available.

(c)   *Investments in Equity Securities at Net Asset Value Per Share*

The Company uses net asset value as a practical expedient to record its investment in a private SBA Loan Fund since the shares in the fund are not publicly traded, do not have a readily determinable fair value, and the net asset value per share is calculated in a manner consistent with the measurement principles of an investment company.

(d)   *FHLBNY Stock*

The fair value for FHLBNY stock is its carrying value, since this is the amount for which it could be redeemed and there is no active market for this stock.

(e)   *Loans (Held-for-Investment)*

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as originated and purchased, and further segregated by residential mortgage, construction, land, multifamily, commercial and consumer. Each loan category is further segmented into amortizing and non-amortizing and fixed and adjustable rate interest terms and by performing and non-performing categories. The fair value of loans is estimated using a discounted cash flow analysis. The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit, and non-performance risk of the loans.

(f)   *Loans (Held-for-Sale)*

Held-for-sale loans are carried at the lower of aggregate cost or estimated fair value, less costs to sell, and therefore fair value is equal to carrying value.

(g)   *Deposits*

The fair value of deposits with no stated maturity, such as interest and non-interest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(h)   ***Commitments to Extend Credit and Standby Letters of Credit***

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of off-balance-sheet commitments is insignificant and therefore not included in the following table.

(i)   ***Borrowings***

The fair value of borrowed funds is estimated by discounting future cash flows based on rates currently available for debt with similar terms and remaining maturity.

(j)   ***Advance Payments by Borrowers for Taxes and Insurance***

Advance payments by borrowers for taxes and insurance have no stated maturity; the fair value is equal to the amount currently payable.

(k)   ***Derivatives***

The fair value of the Company's derivatives is determined using discounted cash flow analysis using observable market-based inputs, which are considered Level 2 inputs.

The estimated fair values of the Company's significant financial instruments at December 31, 2022 and 2021, are presented in the following tables (in thousands):

		December 31, 2022			
		Estimated Fair Value			
	Carrying Value	**Level 1**	**Level 2**	**Level 3**	**Total**
Financial assets:					
Cash and cash equivalents	$ 45,799	$ 45,799	$ —	$ —	$ 45,799
Trading securities	10,751	10,751	—	—	10,751
Debt securities available-for-sale	952,173	—	952,173	—	952,173
Debt securities held-to-maturity	10,760	—	10,389	—	10,389
Equity securities [1]	361	361	—	—	361
FHLBNY stock, at cost	30,382	—	30,382	—	30,382
Net loans held-for-investment	4,201,076	—	—	4,016,849	4,016,849
Derivative assets	5,321	—	5,321	—	5,321
Financial liabilities:					
Deposits	$ 4,150,219	$ —	$ 4,148,938	$ —	$ 4,148,938
FHLB advances and other borrowings (including securities sold under agreements to repurchase)	583,859	—	564,588	—	564,588
Subordinated debentures, net of issuance costs	60,996	—	54,393	—	54,393
Advance payments by borrowers for taxes and insurance	25,995	—	25,995	—	25,995
Derivative liabilities	5,321	—	5,321	—	5,321

[1] Excludes investment measured at net asset value of $10.1 million at December 31, 2022, which has not been classified in the fair value hierarchy.

		Carrying Value		December 31, 2021						
				Estimated Fair Value						
				Level 1		Level 2	Level 3		Total	
Financial assets:										
Cash and cash equivalents	$	91,068	$	91,068	$	—	$	—	$	91,068
Trading securities		13,461		13,461		—	—		13,461	
Debt securities available-for-sale		1,208,237		—		1,208,237	—		1,208,237	
Debt securities held-to-maturity		5,283		—		5,475	—		5,475	
Equity securities [1]		328		328		—	—		328	
FHLBNY stock, at cost		22,336		—		22,336	—		22,336	
Net loans held-for-investment		3,767,644		—		—	3,904,026		3,904,026	
Derivative assets		923		—		923	—		923	
Financial liabilities:										
Deposits	$	4,169,334	$	—	$	4,172,125	$	—	$	4,172,125
FHLB advances and other borrowings (including securities sold under agreements to repurchase)		421,755		—		426,235	—		426,235	
Advance payments by borrowers for taxes and insurance		24,909		—		24,909	—		24,909	
Derivative liabilities		925		—		925	—		925	

[1] Excludes investment measured at net asset value of $5.0 million at December 31, 2021, which has not been classified in the fair value hierarchy.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(18)   **Earnings Per Share**

The following is a summary of the Company's earnings per share calculations and reconciliation of basic to diluted earnings per share for the periods indicated (in thousands, except share and per share data):

		December 31,					
		2022		2021		2020	
Net income available to common stockholders	$	61,119	$	70,654	$	36,988	
Weighted average shares outstanding-basic		46,234,122		48,416,495		48,721,504	
Effect of non-vested restricted stock and stock options outstanding		203,997		337,768		64,459	
Weighted average shares outstanding-diluted		46,438,119		48,754,263		48,785,963	
Earnings per share-basic	$	1.32	$	1.46	$	0.76	
Earnings per share-diluted	$	1.32	$	1.45	$	0.76	
Anti-dilutive shares		756,765		323,466		1,972,136	

(19)   **Stock Repurchase Program**

On March 18, 2021, the Board of Directors of the Company approved a stock repurchase program of $54.2 million which was completed in March 2022 upon reaching the purchase limit. On June 16, 2022, the Board of Directors of the Company approved a new $45.0 million stock repurchase program. Under the stock repurchase programs, the Company is authorized to repurchase shares and anticipates conducting such repurchases in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The timing of the repurchases will depend on certain factors, including but not limited to, market conditions and prices, the Company's liquidity and capital requirements, and alternative uses of capital. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes. The repurchases may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases. The Company is not obligated to purchase any particular number of shares. During the year ended December 31, 2022, the Company repurchased 2,092,157 shares of its common stock outstanding at an average price of $14.72 for a total of $30.8 million pursuant to the stock repurchase plan. At December 31, 2022, the maximum dollar value of shares remaining for repurchase under the plan was $22.4 million.

During the year ended December 31, 2021, the Company repurchased 3,342,700 shares of its common stock outstanding at an average price of $15.91 for a total of $53.2 million, pursuant to the stock repurchase plan. At December 31, 2021, the maximum dollar value of shares remaining for repurchase under the plan was $8.3 million.

(20)   **Revenue Recognition**

The Company records revenue from contracts with customers in accordance with ASU 2014-09, *Revenue from Contracts with Customers ("Topic 606")*. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities, which comprise the majority of the Company's revenue.

The Company's revenue streams that are within the scope of Topic 606 include service charges on deposit accounts, ATM and card interchange fees, investment services fees, and other miscellaneous income. Fees and service charges for customer services include: (i) service charges on deposit accounts, including account maintenance fees, overdraft fees, insufficient funds fees, wire fees, and other deposit related fees; (ii) ATM and card interchange fees, which include fees generated when a Bank cardholder uses a non-Bank ATM or a non-Bank cardholder uses a Bank ATM, and fees earned whenever the Bank's debit cards are processed through card payment networks such as Visa; and (iii) investment services fees earned through partnering with a third-party investment and brokerage service firm to provide insurance and investment products to customers. The Company's performance obligation for fees and service charges is satisfied and related revenue recognized immediately or in the month of performance of services. For the year ended December 31, 2022, other income primarily included rental income from subleasing one of the Company's branches to a third party and loan servicing fees. In prior years, other income primarily included rental income from subleasing one of the Company's branches to a third party, loan servicing fees, and fee income on interest rate swaps.

The following table summarizes non-interest income for the periods indicated (in thousands):

		December 31,				
		2022		**2021**		**2020**
Fees and service charges for customer services:						
Service charges	$	3,380	$	3,075	$	2,356
ATM and card interchange fees		1,920		1,893		1,326
Investment fees		405		426		285
Total fees and service charges for customer services		5,705		5,394		3,967
Income on bank-owned life insurance [1]		3,414		4,103		3,774
Gains on available-for-sale debt securities, net [1]		279		1,495		327
(Losses)/gains on trading securities, net [1]		(2,206)		1,703		1,601
Gains on sale of loans [1]		453		1,401		665
Other [1]		338		357		1,138
Total non-interest income	$	7,983	$	14,453	$	11,472

[1] Not within the scope of Topic 606

(21)   Leases

The Company's leases primarily relate to real estate property for branches and office space with terms extending from three months up to 32.5 years. At December 31, 2022, all of the Company's leases are classified as operating leases, which are required to be recognized on the consolidated balance sheets as a right-of-use asset and a corresponding lease liability.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets and operating lease liabilities in the consolidated balance sheets. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recorded at the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate, at lease inception, over a similar term in determining the present value of lease payments. Certain leases include options to renew, with one or more renewal terms ranging from five to ten years. If the exercise of a renewal option is considered to be reasonably certain, the Company includes the extended term in the calculation of the right-of-use asset and lease liability.

At December 31, 2022, the Company's operating lease right-of-use assets and operating lease liabilities included in the consolidated balance sheet were $34.3 million and $39.8 million, respectively. At December 31, 2021, the Company's operating lease right-of-use assets and operating lease liabilities included in the consolidated balance sheet were $33.9 million and $39.9 million, respectively. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are recognized as incurred. Variable lease payments include common area maintenance charges, real estate taxes, repairs and maintenance costs and utilities. Operating and variable lease expenses are recorded in occupancy expense in the consolidated statements of comprehensive income.

Supplemental lease information at or for the years ended December 31, 2022 and 2021 is as follows (dollars in thousands):

	At or for the Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Operating lease cost	$ 6,006	$ 5,797	$ 6,160
Variable lease cost	3,621	4,092	3,276
Net lease cost	$ 9,627	$ 9,889	$ 9,436
Cash paid for amounts included in measurement of operating lease liabilities	$ 6,350	$ 6,538	$ 6,490
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 4,983	$ 1,596	$ 3,568
Weighted average remaining lease term (in years)	11.22 years	11.84 years	12.28 years
Weighted average discount rate	3.54 %	3.55 %	3.60 %

The following table summarizes lease payment obligations for each of the next five years and thereafter in addition to a reconcilement to the Company's current lease liability (dollars in thousands):

Year	Amount
2023	$ 6,490
2024	6,069
2025	5,729
2026	4,967
2027	4,007
Thereafter	22,557
Total lease payments	49,819
Less: imputed interest	(10,029)
Present value of lease liabilities	$ 39,790

Net rental expense included in occupancy expense was approximately $6.1 million, $5.9 million, and $8.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. Included in rental expense for the year ended December 31, 2020 is approximately $1.8 million of accelerated rental expense related to the branch consolidations.

As of December 31, 2022, the Company had not entered into any leases that have not yet commenced.

(22) **Derivatives**

The Company has interest rate derivatives resulting from a service provided to certain qualified borrowers in a loan-related transaction and, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The interest rate swap agreement which the Company executed with the commercial borrower is collateralized by the borrower's commercial real estate financed by the Company. The collateral exceeds the maximum potential amount of future payments under the credit derivative. As these interest rate swaps do not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

At December 31, 2022, the Company had seven interest rate swaps with a notional amount of $37.0 million. At December 31, 2021, the Company had seven interest rate swaps with a notional amount of $38.1 million. The Company recorded no fee income related to these swaps for the years ended December 31, 2022 and 2021.

The table below presents the fair value of derivatives as well as their location on the consolidated balance sheets (in thousands):

	Fair Value	
	December 31,	
Balance Sheet Location	2022	2021
Other assets	$ 5,321	$ 923
Other liabilities	5,321	925

(23)   Parent-only Financial Information

The following condensed parent company-only financial information reflects Northfield Bancorp, Inc.'s investment in its wholly-owned consolidated subsidiary, Northfield Bank, using the equity method of accounting.

Northfield Bancorp, Inc.
Condensed Balance Sheets

	December 31,	
	2022	2021
	(in thousands)	
Assets		
Cash in Northfield Bank	$ 39,950	$ 14,411
Investment in Northfield Bank	703,666	703,036
ESOP loan receivable	17,814	19,283
Other assets	1,635	3,412
Total assets	$ 763,065	$ 740,142
Liabilities and Stockholders' Equity		
Subordinated debentures, net of issuance costs	$ 60,996	$ —
Total liabilities	679	259
Total stockholders' equity	701,390	739,883
Total liabilities and stockholders' equity	$ 763,065	$ 740,142

Northfield Bancorp, Inc.
Condensed Statements of Comprehensive Income

	Years Ended December 31,		
	2022	2021	2020
	(in thousands)		
Interest on ESOP loan	$ 627	$ 677	$ 1,043
Interest income on deposits in other financial institutions	4	18	129
Undistributed earnings of Northfield Bank	62,964	70,956	37,544
Total income	63,595	71,651	38,716
Interest expense on subordinated debt	1,797	—	—
Other expenses	1,020	831	1,647
Income tax expense	(341)	166	81
Total expenses	2,476	997	1,728
Net income	$ 61,119	$ 70,654	$ 36,988
Comprehensive income:			
Net income	$ 61,119	$ 70,654	$ 36,988
Other comprehensive (loss) income, net of tax	(50,394)	(11,097)	8,461
Comprehensive income	$ 10,725	$ 59,557	$ 45,449

Northfield Bancorp, Inc.
Condensed Statements of Cash Flows

	December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Cash flows from operating activities			
Net income	$ 61,119	$ 70,654	$ 36,988
Adjustments to reconcile net income to net cash used in operating activities:			
Decrease (increase) in other assets	702	(4,034)	(1,008)
Amortization of debt issuance costs	112	—	—
Increase (decrease) in other liabilities	420	12	(1,499)
Undistributed earnings of Northfield Bank	(62,964)	(70,956)	(37,544)
Net cash used in operating activities	(611)	(4,324)	(3,063)
Cash flows from investing activities			
Cash and cash equivalents acquired in business acquisition	—	—	5,903
Dividends from Northfield Bank	17,143	69,916	16,174
Net cash provided by investing activities	17,143	69,916	22,077
Cash flows from financing activities			
Proceeds from issuance of subordinated debt, net of issuance costs	60,884	—	—
Principal payments on ESOP loan receivable	1,469	1,553	1,061
Purchase of treasury stock	(30,881)	(53,321)	(10,405)
Dividends paid	(24,127)	(24,299)	(21,476)
Exercise of stock options	1,662	3,409	175
Net cash provided by (used in) financing activities	9,007	(72,658)	(30,645)
Net increase (decrease) in cash and cash equivalents	25,539	(7,066)	(11,631)
Cash and cash equivalents at beginning of year	14,411	21,477	33,108
Cash and cash equivalents at end of year	$ 39,950	$ 14,411	$ 21,477

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

Steven M. Klein, our Chair, President and Chief Executive Officer, and William R. Jacobs, our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) or (the Exchange Act) as of December 31, 2022. Based upon their evaluation, they each found that our disclosure controls and procedures were effective as of that date.

Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on our assessment we conclude that, as of December 31, 2022, the Company's internal control over financial reporting was effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, and it is included in Item 8, under Part II of this Annual Report on Form 10-K. This report appears on page 75 of this document.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. **OTHER INFORMATION**

None.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The sections of the Company's definitive proxy statement for the Company's 2023 Annual Meeting of the Stockholders (the "2023 Proxy Statement") entitled "Corporate Governance and Board Matters -Board of Directors, Leadership Structure, Role in Risk Oversight, Meetings and Standing Committees," "-Director Nominees," "- Directors Continuing in Office," "- Codes of Conduct and Ethics," "-Executive Officers who are not Directors" and "Other Information - Delinquent Section 16(a) Reports," are incorporated herein by reference.

A copy of the Code of Conduct and Ethics for Employees, Officers, and Directors and the Code of Conduct and Ethics for Senior Financial Officers is available to shareholders under the Investor Relations tab on the Company's website at www.eNorthfield.com.

ITEM 11. EXECUTIVE COMPENSATION

The sections of the Company's 2023 Proxy Statement entitled "Corporate Governance and Board Matters-Board of Directors, Leadership Structure, Role in Risk Oversight, Meetings and Standing Committees" and "Executive Compensation" are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The section of the Company's 2023 Proxy Statement entitled "Proposal 1 - Election of Directors" is incorporated herein by reference.

Set forth below is information as of December 31, 2022, with respect to compensation plans (other than our employee stock ownership plan) under which equity securities of the Company are authorized for issuance:

	Equity Compensation Plan Information		
	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]**	**Number of Securities Remaining Available for Future Issuance Under Stock-Based Compensation Plans (Excluding Securities Reflected in First Column)[2]**
Equity compensation plans approved by security holders	1,582,826	$ 14.04	4,097,387
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,582,826	$ 14.04	4,097,387

[1] Represents the weighted average exercise price of outstanding options at December 31, 2022.
[2] To the extent an equity award is issued in the form of a restricted stock grant, or restricted stock unit, the number of stock options/SARs that can be granted is reduced by 4.5.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The sections of the Company's 2023 Proxy Statement entitled "Corporate Governance and Board Matters-Transactions with Certain Related Persons" and "-Board of Directors, Leadership Structure, Role in Oversight, Meetings and Standing Committees" are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG, LLP, Short Hills, New Jersey, PCAOB Firm ID: 185

The sections of the Company's 2023 Proxy Statement entitled "Audit-Related Matters-Policy for Approval of Audit and Permitted Non-audit Services" and "-Auditor Fees and Services" are incorporated herein by reference.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following documents are filed as part of this Annual Report on Form 10-K.

(A) Reports of Independent Registered Public Accounting Firm
(B) Consolidated Balance Sheets - at December 31, 2022, and 2021
(C) Consolidated Statements of Comprehensive Income - Years ended December 31, 2022, 2021, and 2020
(D) Consolidated Statements of Changes in Stockholders' Equity - Years ended December 31, 2022, 2021, and 2020
(E) Consolidated Statements of Cash Flows - Years ended December 31, 2022, 2021, and 2020
(F) Notes to Consolidated Financial Statements

(a)(2) Exhibits

3.1	Certificate of Incorporation of Northfield Bancorp, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (File No. 333-181995), filed with the Securities and Exchange Commission on June 8, 2012.)
3.2	Bylaws of Northfield Bancorp, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (File No. 333-181995), filed with the Securities and Exchange Commission on June 8, 2012.)
3.3	Text of amendment to Bylaws of Northfield Bancorp, Inc. (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated November 16, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on November 17, 2022.)
4.1	Form of Common Stock Certificate of Northfield Bancorp, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (File No. 333-181995), filed with the Securities and Exchange Commission on June 8, 2012.)
4.2	Description of Registrant's Securities (Incorporated by reference to Northfield Bancorp, Inc.'s Annual Report on Form 10-K dated December 31, 2019, (File Number 001-35791), filed with the Securities and Exchange Commission on March 2, 2020.)
4.3	Indenture, dated as of June 17, 2022, by and between Northfield Bancorp, Inc. and UMB Bank, National Association, as trustee (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated June 17, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on June 17, 2022.)
4.4	Form of 5.00% Fixed-to-Floating Rate Subordinated Notes due 2032 of Northfield Bancorp, Inc. (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated June 17, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on June 17, 2022.)
10.1	Short Term Disability and Long Term Disability for Senior Management (Incorporated by reference to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (File No. 333-143643), filed with the Securities and Exchange Commission on June 11, 2007.) †
10.2	Northfield Bank Non-Qualified Supplemental Employee Stock Ownership Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Annual Report on Form 10-K, dated December 31, 2007, (File Number 001-33732), filed with the Securities and Exchange Commission on March 31, 2008.) †
10.3	Amendment to Northfield Bank Non-Qualified Supplemental Employee Stock Ownership Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Annual Report on Form 10-K, dated December 31, 2008, (File Number 001-33732), filed with the Securities and Exchange Commission on March 16, 2009.) †
10.4	Group Term Replacement Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated April 28, 2010, (File Number 001-33732), filed with the Securities and Exchange Commission on April 29, 2010.) †
10.5	Northfield Bancorp, Inc. 2014 Equity Incentive Plan (Incorporated by reference to Appendix A of Northfield Bancorp, Inc.'s Definitive Proxy Statement for the 2014 Annual Meeting of Stockholders (File No. 001-35791) filed with the Securities and Exchange Commission on April 25, 2014.) †
10.6	Form of Employee Stock Option Award Agreement under the 2014 Equity Incentive Plan with the Exception of Steven M. Klein (Incorporated by reference to Northfield Bancorp, Inc.'s Quarterly Report on Form 10-Q, dated June 30, 2014, (File Number 001-35791), filed with the Securities and Exchange Commission on August 11, 2014.) †
10.7	Form of Addendum to Restricted Stock Award and Stock Option Agreements to Participants of the 2014 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated December 17, 2014, (File Number 001-35791), filed with the Securities and Exchange Commission on December 23, 2014.) †
10.8	Form of Employee Stock Option Award Agreement under the 2014 Equity Incentive Plan with the Exception of Steven M. Klein (Incorporated by reference to Northfield Bancorp, Inc.'s Quarterly Report on Form 10-Q, dated June 30, 2015, (File Number 001-35791), filed with the Securities and Exchange Commission on August 10, 2015.) †
10.9	Form of Employee Stock Option Award Agreement under the 2014 Equity Incentive Plan with Steven M. Klein (Incorporated by reference to Northfield Bancorp, Inc.'s Quarterly Report on Form 10-Q, dated June 30, 2015, (File Number 001-35791, filed with the Securities and Exchange Commission on August 10, 2015.) †

10.10	Form of Director Non-Statutory Stock Option Award Agreement under the 2014 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Quarterly Report on Form 10-Q, dated June 30, 2015, (File Number 001-35791), filed with the Securities and Exchange Commission on August 10, 2015.) †
10.11	Amended and Restated Employment Agreement effective November 1, 2017, with Steven M. Klein (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated October 25, 2017, (File Number 001-35791), filed with the Securities and Exchange Commission on October 30, 2017.) †
10.12	Amended and Restated Employment Agreement effective January 1, 2018, with William R. Jacobs (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated December 13, 2017, (File Number 001-35791), filed with the Securities and Exchange Commission on December 19, 2017.) †
10.13	Northfield Bancorp, Inc. 2019 Equity Incentive Plan (Incorporated by reference to Appendix A of Northfield Bancorp, Inc.'s Definitive Proxy Statement for the 2019 Annual Meeting of Stockholders, (File Number 001-35791), filed with the Securities and Exchange Commission on April 9, 2019.) †
10.14	Form of CEO Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated February 17, 2020, (File Number 001-35791), filed with the Securities and Exchange Commission on February 21, 2020.) †
10.15	Form of Executive Vice President Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated February 17, 2020, (File Number 001-35791)filed with the Securities and Exchange Commission on February 21, 2020.) †
10.16	Form of Employee (Below Executive Vice President) Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated February 17, 2020, (File Number 001-35791), filed with the Securities and Exchange Commission on February 21, 2020.) †
10.17	Form of CEO Restricted Stock Unit Agreement (Performance-Based Vesting) under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated February 17, 2020, (File Number 001-35791), filed with the Securities and Exchange Commission on February 21, 2020.) †
10.18	Form of Executive Vice President Restricted Stock Unit Agreement (Performance-Based Vesting) under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated February 17, 2020, (File Number 001-35791), filed with the Securities and Exchange Commission on February 21, 2020.) †
10.19	Form of Incentive Employee Stock Option Agreement (Time-Based Vesting) under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K, dated February 17, 2020, (File Number 001-35791), filed with the Securities and Exchange Commission on February 21, 2020.) †
10.20	Form of President and Chief Executive Officer Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 29, 2021, (File Number 001-35791), filed with the Securities and Exchange Commission on February 4, 2021.) †
10.21	Form of Executive Vice President Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 29, 2021, (File Number 001-35791), filed with the Securities and Exchange Commission on February 4, 2021.) †
10.22	Form of Employee (Below Executive Vice President) Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 29, 2021, (File Number 001-35791), filed with the Securities and Exchange Commission on February 4, 2021.) †
10.23	Form of President and Chief Executive Officer Restricted Stock Unit Agreement (Performance-Based Vesting) under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 29, 2021, (File Number 001-35791)filed with the Securities and Exchange Commission on February 4, 2021.) †
10.24	Form of Executive Vice President Restricted Stock Unit Agreement (Performance-Based Vesting) under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 29, 2021, (File Number 001-35791)filed with the Securities and Exchange Commission on February 4, 2021.) †
10.25	Form of Amendment to Employment Agreement for Steven M. Klein, William R. Jacobs, Tara L. French, David V. Fasanella, and Robin Lefkowitz (Incorporated by reference to Northfield Bancorp, Inc.'s Quarterly Report on Form 10-Q dated September 30, 2021, 2021, (File Number 001-35791), filed with the Securities and Exchange Commission on November 9, 2021.) †
10.26	Form of Director Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791) filed with the Securities and Exchange Commission on February 1, 2022.) †
10.27	Form of President and Chief Executive Officer Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on February 1, 2022.) †
10.28	Form of Executive Vice President Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on February 1, 2022.) †
10.29	Form of Employee (Below Executive Vice President) Time-Based Restricted Stock Award Agreement under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on February 1, 2022.) †
10.30	Form of President and Chief Executive Officer Restricted Stock Unit Agreement (Performance-Based Vesting) under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on February 1, 2022.) †

10.31	Form of Executive Vice President Restricted Stock Unit Agreement (Performance-Based Vesting) under the 2019 Equity Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on February 1, 2022.) †
10.32	Northfield Bancorp, Inc. 2022 Executive Management Cash Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on February 1, 2022.) †
10.33	Northfield Bancorp, Inc. Management Cash Incentive Governing Plan, amended January 26, 2022 (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 26, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on February 1, 2022.) †
10.34	Form of Subordinated Note Purchase Agreement, dated as of June 17, 2022, by and between Northfield Bancorp, Inc. and each of the several Purchasers (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated June 17, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on June 17, 2022.)
10.35	Form of Registration Rights Agreement, dated as of June 17, 2022, by and between Northfield Bancorp, Inc. and each of the several Purchasers (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated June 17, 2022, (File Number 001-35791), filed with the Securities and Exchange Commission on June 17, 2022.)
10.36	Northfield Bancorp, Inc. 2023 Management Cash Incentive Plan (Incorporated by reference to Northfield Bancorp, Inc.'s Current Report on Form 8-K dated January 25, 2023, (File Number 001-35791), filed with the Securities and Exchange Commission on January 31, 2023.) †
10.37	Northfield Bank Non-Qualified Deferred Compensation Plan † *
10.38	Northfield Bank Non-Qualified Deferred Compensation Plan Adoption Agreement *
10.39	Form of Employment Agreement with Tara L. French, David V. Fasanella, and Robin Lefkowitz †*
21	Subsidiaries of Registrant (Incorporated by reference to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (File No. 333-143643), filed with the Securities and Exchange Commission on June 11, 2007.)
23	Consent of KPMG LLP *
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Changes in Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

†   Management contract or compensation plan or arrangement.

*   Filed herewith.

ITEM 16.   FORM 10-K SUMMARY

Not Applicable.

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STOCKHOLDER INFORMATION

Corporate Headquarters
Northfield Bancorp, Inc.
581 Main Street, Suite 810
Woodbridge, New Jersey 07095
(732) 499-7200
www.eNorthfield.com

Annual Meeting of Stockholders
The 2023 Annual Meeting of Stockholders of Northfield Bancorp, Inc. has been set for 10:00 a.m., Eastern Time, on May 24, 2023. ***The Annual Meeting will be held in a virtual only format in order to maximize efficiency and participation.*** You may participate in the Annual Meeting, submit questions, and vote online, until voting is closed at www.virtualshareholdermeeting.com/NFBK2023. The voting record date is March 27, 2023. If you plan to vote during the meeting, please retain your voting control number in the materials separately provided.

Copies of the Northfield Bancorp, Inc. 2022 Annual Report and Form 10-K (excluding exhibits) as filed with the Securities and Exchange Commission are available without charge by contacting:

Northfield Bancorp, Inc.
Corporate Secretary
(732) 499-7200
ir@eNorthfield.com
or by going to www.eNorthfield.com/proxy

Stockholder Inquiries
For information regarding your shares of common stock of Northfield Bancorp, Inc., please contact:

Northfield Bancorp, Inc.
Corporate Secretary
(732) 499-7200
ir@eNorthfield.com

Stock Listing
Northfield Bancorp, Inc. common stock is traded on the NASDAQ Global Select Market under the symbol NFBK.

Registrar and Transfer Agent
Broadridge Corporate
Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717
http://shareholder.broadridge.com/nfbk
shareholder@broadridge.com

**Independent Registered
Public Accounting Firm**
KPMG LLP
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078



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